As filed with the Securities and Exchange Commission on February 20, 2008

Registration No. 333-145260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ____________________________

FORM S-1/A
(Amendment No. 2)

  REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN LORAIN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	2068	87-0430320
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Beihuan Road
Junan County
Shandong, China  276600
(+86) 539-7318818
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Louis A. Bevilacqua, Esq. Thomas M. Shoesmith, Esq. Joseph R. Tiano, Jr., Esq. Thelen Reid Brown Raysman & Steiner LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4000

(Names, addresses and telephone numbers of agents for service)

____________________________

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement as determined on market conditions and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(4)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value	8,583,436	$4.63(2)	$39,741,308.68(2)	$1,220.06
Common stock, $0.001 par value	1,887,395(5)	$4.25(3)	$8,021,428.75(3)	$246.26
Total	10,470,831		$47,762,737.43	$1,466.32

(1)

In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the bid and asked prices reported on the OTC Bulletin Board on August 8, 2007.

(3)

Calculated in accordance with Rule 457(g) based upon the price at which the warrants may be exercised.

(4)

Represents shares of the Registrant’s common stock being registered for resale that have been issued to the selling stockholders named in this registration statement.

(5)

Represents shares of common stock issuable upon exercise of three-year warrants to purchase shares of common stock held by the selling stockholders named in this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS

The information in this prospectus is not complete and may be changed. No person may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no person named in this prospectus is soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 20,  2008

AMERICAN LORAIN CORPORATION

10,470,831 Shares of Common Stock

This prospectus relates to 10,470,831 shares of common stock of American Lorain Corporation (formerly known as Millennium Quest, Inc.) that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

•

8,583,436 shares of common stock; and

•

1,887,395 shares of common stock issuable upon exercise of three-year warrants owned by the selling stockholders named in this prospectus.

We will not receive any proceeds from the sales of any shares of common stock by the selling stockholders, but we will receive up to $4.25 per common share from the exercise of warrants held by selling stockholders if and when those warrants are exercised, which will result in proceeds to us of approximately $8 million if all warrants are exercised.

Our common stock is quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “ALRC.OB”.  The closing bid price for our common stock on February 14, 2008 was $9.51 per share, as reported on the OTC Bulletin Board.

Any selling stockholders who are affiliates of broker-dealers and any participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933 or the Securities Act, and any commissions or discounts given to any such selling stockholder or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.  The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 20, 2008

PROSPECTUS SUMMARY

The following summary highlights some of the information contained in this prospectus, and it may not contain all of the information that is important to you in making an investment decision.  You should read the following summary together with the more detailed information regarding our company and the common stock being sold by the selling stockholders in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Conventions

In this prospectus, unless indicated otherwise, references to

•

“American Lorain” are references to American Lorain Corporation, a Delaware corporation (formerly known as Millennium Quest, Inc.).

•

“Lorain Holding” are references to “International Lorain Holding, Inc.”, a Cayman Islands corporation that is wholly-owned by American Lorain, and Lorain Holding’s direct and indirect Chinese subsidiaries.

•

“we,” “us” or “our” are references to the combined business of American Lorain Corporation, its wholly-owned subsidiary,  Lorain Holding, and the direct and indirect Chinese  subsidiaries of Lorain Holding.

•

“American Lorain,” “Lorain Holding,” “we,” “us” or “our” do not include the selling stockholders.

•

“Junan Hongrun” means Junan Hongrun Foodstuff Co., Ltd. and its Chinese operating subsidiaries.

•

“Luotian Lorain” means Luotian Green Foodstuff Co., Ltd. and its Chinese subsidiaries.

•

“Beijing Lorain” means Beijing Green Foodstuff Co., Ltd. and its Chinese subsidiaries.

•

“Shandong Lorain” means Shandong Green Foodstuff Co., Ltd. and its Chinese subsidiaries.

•

“RMB” means Renminbi, the legal currency of China and the terms.

•

“U.S. dollar,” “$” and “US$” mean the legal currency of the United States.

•

References to “China” and “PRC” are references to “People’s Republic of China.”

•

References to “Cayman” or “Cayman Islands” are references to the “Cayman Islands.”

The Company

Overview of Our Business

We are a Delaware corporation that was incorporated on February 4, 1986 and we are headquartered in Shandong Province, China.  From our inception in 1986 until May 3, 2007, when we completed a recapitalization transaction with Lorain Holding, we were a blank check company and did not engage in active business operations other than our search for, and evaluation of, potential business opportunities for acquisition or participation.

We develop, manufacture and sell convenience foods (foods like cut fruit and premixed salads, which are known as lightly processed -- our convenience foods include ready-to-cook (or RTC) meals, ready-to-eat (or RTE) meals and meals ready-to-eat (or MREs)), chestnut products, and frozen, canned and bulk foods, in hundreds of varieties.  We operate through our indirect Chinese subsidiaries.  Our products are sold in 19 provinces and administrative regions in China and 23 foreign countries.

We produce food categorized into three types: chestnut products, convenience food, and frozen, canned and bulk foods.

American Lorain owns 100% of Lorain Holding.  Lorain Holding presently has two direct, wholly-owned Chinese operating subsidiaries,  Luotian Lorain and Junan Hongrun, one indirect wholly owned operating subsidiary, Beijing Lorain, and one majority-owned subsidiary, Shandong Lorain, which is 80.2% owned by us (with Shandong Economic Development Investment Co. Ltd. owning the remaining 19.8% interest).  We sometimes refer to these four Chinese operating subsidiaries as the Lorain Group Companies.  Below is an organizational chart showing our ownership of the Lorain Group Companies:

Footnotes:

1 – Includes 626,397 shares of common stock owned by Halter Financial Investments, L.P. and 678,596 shares of common stock owned by Halter Financial Group, L.P.

2 – Mr. Akazawa has granted an option to our sole director and Chief Executive Officer, Mr. Chen, allowing Mr. Chen to buy 90% of Mr. Akazawa's interest in the Company at a fixed price at a future time in accordance with the terms of an option agreement between the two parties.

Risk Factors

Our ability to successfully operate our business and achieve our goals and strategies is subject to numerous risks as discussed more fully in the section titled “Risk Factors,” including for example:

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Potential inability to secure necessary raw materials in sufficient quantities and fluctuations in raw material prices;

•

Potential for product liability and product recall claims and potential litigation arising from these claims;

•

Inability or increased costs associated with increasing levels of governmental regulations;

•

Inability to effectively manage rapid growth;

•

Increased competition;

•

Increases in energy costs;

•

Potential loss of key members of our senior management; and

•

Potential failure to have complied with PRC regulations regarding our restructuring.

Any of the above risks could cause materially and adversely affect our business, financial position and results of operations.  An investment in our common stock involves risks.  You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Corporate Information

The address of our principal executive office in China is Beihuan Road, Junan County, Shandong, China 276600,

and our telephone number is (+86) 539-7318818.  Our address for correspondence in the United States is c/o Sheldon B. Saidman, 5912 Via Verona View Colorado Springs, CO 80919 and his telephone number is 719-548-9963, Fax 719-548-9963.  We maintain a website at www.lorainfood.com that contains information about the Lorain Group Companies, but no information contained on our website is part of this prospectus.

The Offering

Common stock offered by selling stockholders

10,470,831 shares, consisting of 8,583,436 outstanding shares owned by selling stockholders and 1,887,395 shares issuable upon the exercise of certain warrants held by the selling stockholders.  This number represents 42.0% of our current outstanding stock (1)

Common stock outstanding before the offering	24,923,185 shares

Common stock outstanding after the offering	24,923,185 shares (2)

Proceeds to us

We will not receive any of the proceeds from the resale of shares by the selling stockholders, but we will receive up to $4.25 per common share from the exercise of warrants held by selling stockholders if and when those warrants are exercised, which will result in proceeds to us of approximately $8 million if all warrants are exercised.  We will use any of such proceeds for general working capital purposes.

(1)

Based on 24,923,185 shares of common stock outstanding as of February 14, 2008.

(2)

Does not include 1,887,395 shares issuable upon the exercise of certain warrants held by selling stockholders.

Summary Consolidated Financial Information

The following tables set forth a summary of the financial data for Lorain Holding, which became our wholly owned subsidiary on May 3, 2007 and is the holding company for our commercial operations.  This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

INCOME STATEMENT DATA	Nine months ended		For the Years Ended
(In thousands, except per share data)	September 30, 2007	September 30, 2006	December 31, 2006	December 31, 2005	December 31, 2004
Revenue	$48,076	$27,802	$49,561	$30,195	$27,736
Cost of Revenue	$ (37,463)	$(21,399)	(37,533)	(22,250)	(21,082)
Gross Profit	$10,613	$6,403	12,028	7,945	6,653
Total Operating Expenses	$(13,151)	$(2,057)	(3,303)	(2,287)	(2,816)
Income from Operations	$7,462	$4,345	8,725	5,657	3,837
Total Other Income (Expense)	$(1,376)	(18)	(1,321)	(1,095)	(810)
Income Before Taxes	$4,906	$3,610	7,404	4,562	3,028
Provision for income taxes	$(972)	$(436)	(1,064)	(325)	(214)
Income before Minority Interests	$3,933	$3,174	6,340	4,238	2,813
Minority Interest	$(207)	$(252)	(414)	(404)	-
Net Income	$3,727	$2,923	$5,926	$3,833	$2,813
Net Income per share, basic and diluted	$0.17	$0.16	$0.33	$021	$0.16
Weighted Average Shares Outstanding of Common Stock	$21,764	$17,933	17,933	17,933	197,933

BALANCE SHEET DATA (in thousands)	Nine months ended September 30, 2007	Nine months ended September 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Current Assets	$61,198	57,170	$36,068	$42,856	$35,710
Total Assets	$81,208	79,585	$52,390	$54,493	$45,839
Current Liabilities	$40,840	55,430	$31,401	$33,276	$31,534
Total Liabilities	$40,946	65,069	$32,786	$33,276	$31,534
Minority interest	$3,250	2,528	$3,474	$2,884	-
Stockholders’ Equity	$37,012	11,988	$16,130	$18,333	$14,304

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock.  Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects.  If any of the following risks actually occur, our business, financial condition or operating results will suffer, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information about us contained in this prospectus, including our consolidated financial statements and related notes.

BUSINESS RISKS

We may not be able to obtain sufficient raw materials to satisfy our production requirements and any decline in the amount or quality of raw materials could reduce our sales and negatively affect our financial prospects.

In 2006, we procured approximately 16,181 metric tons of chestnuts and approximately 23,300 metric tons of vegetables and other raw materials from a number of third party suppliers and produced approximately 220 metric tons of chestnuts and approximately 1,980 metric tons of vegetables and other raw materials from our own agricultural operations. We may have to increase the number of our suppliers of raw materials and expand our own agricultural operations in the future to meet growing production demands. We may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs and we may not be able to expand our own agricultural operations in a timely manner to satisfy our needs.  Any interruptions to or decline in the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

The average price we paid for our raw materials experienced significant fluctuation during the three years ended December 31, 2004, 2005 and 2006.  These price fluctuations could result in fluctuations in our profit margins and could materially adversely affect our financial condition.

The average prices we paid for chestnuts in 2004, 2005 and 2006 were approximately $805 per metric ton, $884 per metric ton, and $713 per metric ton respectively, excluding any value added tax assessed on the purchased chestnuts.  The prices that we pay for our raw materials may not be stable in the future.  Price changes may result in unexpected increases in production costs, and we may be unable to increase the prices of our products to offset these increased costs and therefore may suffer a reduction to our profit margins.  We do not currently hedge against changes in our raw material prices.  If the costs of raw materials or other costs of production and distribution of our products increase further, and we are unable to entirely offset these increases by raising the prices of our products, our profit margins and financial condition could be adversely affected.

Our sales and reputation may be affected by product liability claims, litigation, product recalls, or adverse publicity in relation to our products.

The sale of products for human consumption involves an inherent risk of injury to consumers.  We face risks associated with product liability claims, litigation, or product recalls, if our products cause injury, or become adulterated or misbranded.  Our products are subject to product tampering, and to contamination risks, such as mold, bacteria, insects and other pests, shell fragments and off-flavor contamination during the various stages of the procurement, production, transportation and storage processes.  If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this, our products could be subject to product liability claims or product recalls.  Our ability to sell products could be reduced if certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by other agents.

We have never had a product recall in the past but we have experienced product liability claims that were made by our customers. On average, we experience and expect to continue to experience product liability claims in the amount of approximately $30,000 to $40,000 per year.  However, we have no control over the amount of claims made in any year and larger claims of product defect or product liability may be made in the future.

We would be liable for the full amount of any damages awarded against us in any product liability claim.  As the insurance industry in China is still in an early stage of development, business insurance is not readily available in China.  To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.  Product liability claims and product recalls could have a material adverse effect on the demand for our products and on our business goodwill and reputation.  Adverse publicity could result in a loss of consumer confidence in our products.

We may be unable to manage future rapid growth.

We have grown rapidly over the last few years. Our sales increased by 77% from $27,735,833 in 2004 to $49,560,957 in 2006. The number of product types we sold increased from approximately 100 in 2004 to approximately 192 in early 2007.  We intend to continue to expand the volume and variety of products we offer, as well as the geographical scope of our sales and production facilities.  Our business growth could place a significant strain on our managerial, operational and financial resources.  Our ability to manage future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our workforce. Our personnel, systems, procedures and controls may not adequate to support our future growth.  Failure to effectively manage our expansion may lead to increased costs, a decline in sales and reduced profitability.

Our expansion strategy may not prove successful and could adversely affect our existing business.

Our growth strategy includes the expansion of our manufacturing operations including new production lines and agricultural operations.  In the past few years, we have expanded rapidly.  In 2003, Luotian Lorain set up one production line with a production of 600 metric tons per year, and in 2004, a second production line with a production of 9,912 metric tons per year.  In 2003, Beijing Lorain set up one production line with a production of  9,912 metric tons per year, and in 2004, three additional production lines with a production of 1,425 metric tons per year per line.  In both 2005 and 2006, Shandong Lorain established Chestnut planting bases.  Beijing Lorain established a Chestnut planting base in 2005, a sticky corn and sweet corn planting base in 2004 and pumpkin planting base in 2005.  In 2008, we plan to construct another new production facility addition at a new facility in Luotian county, China with three production lines for the production of our convenience food products and deep freezing at an approximate cost of $17,525,000.   We also plan to expand our agricultural operations in 2008, including development of an 824 acre Korean-type chestnut farm, located in China at an approximate cost of $2 million.

We also plan to expand our sales in China and internationally.  We will need to engage in various forms of promotional and marketing activities in order to develop branding of our products and increase our market share in new and existing markets.  We plan to commence a branding and advertising strategy in 2008. We are planning to expend approximately US$1 million for marketing activities that focus mainly on China from the second quarter of 2008.

The implementation of this strategy may involve large transactions and present financial, managerial and operational challenges.  We could also experience financial or other setbacks if any of our growth strategies incur problems of which we are not presently aware.  We may have difficulty in successfully expanding the sale of our products in areas that have not traditionally experienced high levels chestnut consumption due to lack of chestnut familiarity.  If we fail to generate sufficient sales in new markets or increase our sales in existing markets, we may not be able to recover the production, distribution, promotional and marketing expenses, as well as administrative costs, we have incurred in developing such markets.

The acquisition of other businesses could pose risks to our profitability.

We may try to grow through acquisitions in the future.  Any proposed acquisition could result in accounting charges, potentially dilutive issuances of equity securities, and increased debt and contingent liabilities, any of which could have a material adverse effect on our existing business and the market price of our common stock.  Acquisitions, in general, entail many risks, including risks relating to the failed integration of the acquired operations, diversion of management’s attention, and the potential loss of key employees of the acquired organizations. We may be unable to integrate successfully businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.

We are subject to risks of doing business internationally. If the international market does not grow as we expect, our business and financial condition may be adversely affected.

We conduct a substantial amount of business with overseas distributors primarily from Japan, Korea, countries in Asia and western countries.  During the year ended 2004, 2005 and 2006, sales outside China accounted for 45%, 44% and 52% of our total sales, respectively. Our international operations are subject to a number of inherent risks, including:

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chestnut products may not be widely recognized internationally, especially in western countries;

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local economic and political conditions, including disruptions in trading markets;

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restrictive foreign governmental actions, including restrictions on transfers of funds and trade;

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protection measures, including export duties and quotas and customs duties and tariffs;

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currency exchange rate fluctuations; and

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earthquakes, tsunamis, floods or other major disasters may limit the imported food products.

Any of the foregoing risks could have a material and adverse effect on our operating results. As a result, our products and our revenues would be decreased and we may need to adjust our market strategy.

We mainly rely on distributors to sell our products. Any delays in delivery or poor handling by distributors and third-party transport operators may affect our sales and damage our reputation.

In 2006, we sold over 81% of our products through over 180 distributors. We rely on these distributors for the distribution of our products.  A significant portion of our revenues historically have been derived from a limited number of domestic supermarkets and international distributors, particularly in our chestnut processing business.  The sales to our five largest customers and overseas retailers accounted for approximately 27%, 37%, and 43% of our total revenue in 2004, 2005 and 2006 respectively.  The loss of any of these customers and international distributors or a material decrease in purchases could result in decreased sales and adversely impact our revenues.

Additionally, the distribution service provided by these distributors could be suspended and could cause interruption to the supply of our products to overseas retailers in the case of unforeseen events.  Delivery disruptions may occur for various reasons beyond our control, including poor handling by distributors or third party transport operators, transportation bottlenecks, natural disasters and labor strikes, and could lead to delayed or lost deliveries. Poor handling by distributors and third-party transport operators could also result in damage to our products.  If our products are not delivered to retailers on time, or are delivered damaged, or our products are contaminated during the stage of transportation or storage, we would be liable for the compensation, and we could lose business and our reputation could be harmed.

The development and introduction of new products is key to our expansion strategy. Failure to do so may cause us to lose our competitiveness in the food industry and may cause our profits to decline.

If we are unable to gain market acceptance or significant market share for the new products we introduce, then we will incur development, production and marketing costs which we would not be able to recover.  We constantly introduce new packaging and new flavors for our products. We produced 192 products in 2007.  We have introduced 15 new products in 2006, and we have introduced 20 new products in 2007. We plan to introduce about 25 products in 2008.  The success of the new products we introduce depends on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences.  We intend to introduce new product lines including different flavors, different sizes and packaging.  We may not be able to gain market acceptance or significant market share for our new products.  Consumer preferences change, and any new products that we introduce may fail to meet the particular tastes or requirements of consumers, or may be unable to replace their existing preferences.  Our failure to anticipate, identify or react to these particular tastes or changes could result in reduced demand for our products, which could in turn cause us to be unable to recover our development, production and marketing costs, thereby leading to a decline in our profitability.

In addition, we only have regulatory approvals for products that are currently in production at our facilities.  If we wish to produce other products, we would have to obtain additional regulatory approvals.   If we are unable to obtain regulatory approval to produce a particular product in a timely manner, if at all, then we would not be able to generate revenues to offset any expenses related to R&D to produce such product and any acquisitions of equipment to produce such product.  We do not believe that any such expenses related to any particular product is material to the company as a whole.  In addition, we do not believe that our inability to produce any particular product is material to the business as a whole because we can replace such product with other products.  However, if we were unable to obtain regulatory approvals to produce a broad class of products or several products at one time, our ability to generate revenues my be harmed, which could materially and adversely effect our operations and financial condition.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our research and development, operations and revenue.

The Lorain Group Companies were founded in 1995 by Mr. Si Chen, our chairman and chief executive officer.  Since then, Mr. Chen and our senior management team have developed us into a leading food production company. Mr. Chen, together with other senior management, has been the key driver of our strategy and has been fundamental to our achievements to date.  The successful management of our business is, to a considerable extent, dependent on the services of Mr. Chen and other senior management. The loss of the services of any key management employee or failure to recruit a suitable or comparable replacement could have a significant impact upon our ability to manage our business effectively and our business and future growth may be adversely affected.

We compete for qualified personnel with other food processing companies, food retailers and research institutions. Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations.  Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We face increasing competition from both domestic and foreign companies, which may affect our market share and profit margins.

The food industry in China is fragmented.  Our ability to compete against other national and international enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitors by providing large volumes and high quality products at reasonable prices that appeal to consumers’ tastes and preferences.  Some of our competitors may have been in business longer than we have, may be better established in their markets.  Our current or future competitors may provide products comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements.  Increased competition may result in price reductions, higher raw materials prices, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We may not be able to compete effectively against current and future competitors.

We may be adversely affected by a change in consumer preferences, which may result in decreased demand for our products.

Consumer tastes can change rapidly due to many factors, including shifting consumer preferences, and spending habits. A general decline in the consumption of our chestnuts products and other products could occur as a result of a change in consumer preferences, perceptions and spending habits at any time and future success will depend partly on our ability to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Our failure to adapt our products offering to respond to such changes, may result in reduced demand and lower prices for our products and a decline in the market share of our products. Any changes in consumer preferences could result in lower sales of our products, put pressure on pricing or lead to increased levels of selling and promotional expenses, resulting in a material adverse effect on our sales volumes, sales and profits.

An increase in the cost of energy could affect our profitability.

Recently, we have experienced significant increases in energy costs, and energy costs could continue to rise, which would result in higher distribution, freight and other operating costs. Our future operating expenses and margins will be dependent on our ability to manage the impact of cost increases.

Our chestnut products and brand names may be subject to counterfeiting or imitation, which could impact upon our reputation and brand name as well as lead to higher administrative costs.

While we sell our products both under our brand name and under private labels, we regard brand positioning as the core of our competitive strategy, and intend to position our "Lorain" and “Yimeng Lorain” brand to promote the consumption of green foods by our customers.  We believe our advanced processing technology makes it difficult for illegal manufacturers to counterfeit our products.  To date, we have experienced limited counterfeiting and imitation of our chestnut products, it is possible that counterfeiting or imitation of our products may occur in the future and that we may not be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our corporate and brand image, particularly if the counterfeit or imitation products cause sickness, or injury to consumers. In addition, counterfeit or imitation products could result in a reduction in our market share, a loss of revenues or an increase in our administrative expenses in respect of detection or prosecution.

We rely on an outside contractor to provide a majority of our labor.

We hire Linyi Zhifu Labor Service Company to provide employees to our production facilities.  During normal production times Linyi Zhifu Labor Service Company provides about 5 out of every 6 of our production line personnel.  During times of peak production Linyi Zhifu Labor Service Company usually provides the additional personnel needed to meet the additional production demands which increases the ratio of Linyi Zhifu Labor Service Company employees to our employees above the 5 out of every 6 mark.  Under our arrangement with Linyi Zhifu Labor Service Company we pay their employees directly for services rendered to our Company and we pay Linyi Zhifu Labor Service Company a fee for their services related to providing employees to our business.  Linyi Zhifu Labor Service Company pays for state pension contribution and social insurance for its employees.

Should Linyi Zhifu Labor Service Company be unable continue to provide the number of employees we need for our facilities our production could be disrupted.  Linyi Zhifu Labor Service Company could raise their service fees or terminate their relationship with us in the future which may result in increased production costs which we may not be able to pass on to our customers.

REGULATORY RISKS

Government regulation could increase our costs of production and increase our legal and regulatory expenditures.

The food industry is subject to extensive regulation by Chinese government agencies.  Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, exportation, distribution and labeling of our products.  New or amended statutes and regulations, increased production at our existing facilities, and our expansion into new operations and jurisdictions may require us to obtain new licenses and permits and could require us to change our methods of operations at costs that could be substantial.  If the relevant regulatory authorities set standards with which we are unable to comply or which increase our production costs, our ability to sell products may be limited.

Changes in the existing laws and regulations or additional or stricter laws and regulations on environmental protection in China may cause us to incur capital expenditures.

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations.  These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control and properly dispose of waste gases, waste water, industrial waste, dust and other environmental waste materials, as well as fee payments from producers discharging waste substances. Fines may be levied against producers causing pollution.  If failure to comply with such laws or regulations results in environmental pollution, the administrative department for environmental protection can levy fines. If the circumstances of the breach are serious, it is at the discretion of the central government of the PRC including all governmental subdivisions to cease or close any operation failing to comply with such laws or regulations. The Chinese government may also change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which we may be unable to pass on to our customers through higher prices for our products.

Changes in existing PRC food hygiene laws may cause us to incur additional costs to comply with the more stringent laws and regulations, which could have an adverse impact on our financial position.

Manufacturers in food industry operating in China are subject to compliance with PRC food hygiene laws and regulations.  These food hygiene laws require all enterprises engaged in the production of chestnut and other various vegetables and fruits to obtain a hygiene license for each of their production facilities.  They also set out hygiene standards with respect to food and food additives, packaging and containers, information to be disclosed on packaging as well as hygiene requirements for food production and sites, facilities and equipment used for the transportation and sale of food.  Failure to comply with PRC food hygiene laws may result in fines, suspension of operations, loss of hygiene licenses and, in more extreme cases, criminal proceedings against an enterprise and its management.  While we are in compliance with current food hygiene laws, in the event that the PRC government increases the stringency of such laws, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers.

FINANCIAL RISKS

We are subject to credit risk in respect of account receivables.

We offer credit terms of between 90 to 180 days to most of our international distributors and between 30 to 120 days for many of our domestic distributors.  For each of the three years ended December 31, 2004, 2005 and 2006, our third party trade receivables outstanding were $7,611,531, $7,992,923 and $11,805,231, which accounted for 16.6%, 14.7%, and 24.8%, of our total assets, respectively.  Our third party trade receivables increased materially during the nine months ended September 31, 2007 to $21,710,604 compared to $20,179,236.63 during the same period in 2006 due to increased sales.  Should a significant number of our customers fail to settle the account receivables in full for any reasons, our financial conditions and profitability could be adversely effected.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We spent a significant amount of cash in our operations, principally to fund our raw material procurement. Our suppliers, in particular farmers of chestnuts, vegetables and fruits, and suppliers of packaging materials usually grant us a credit period.  In turn, we require our customers and distributors to make payment either prior to or shortly after delivery, although we offer some of our long-standing customers credit terms.  We generally fund a substantial portion of  our working capital requirements out of cash flow generated from operations.  If we fail to generate sufficient sales, or if we suffer decreasing sales to customers as a result of failing to offer credit terms, if our suppliers stop to offer us credit terms, or if we were to experience difficulties in collecting our accounts receivables, we may not have sufficient cash flow to fund our operating costs and our business could be adversely affected.

Our borrowing levels and significant interest payment obligations could limit the funds we have available for various business purposes.

We have relied mainly on a high level of short-term borrowings to fund a portion of our capital requirements, and may continue to do so in the future.  As of September 30, 2007, we had total borrowings of $2,554,083.  Our ratio of total indebtedness to total assets stood at 50.42% as at September 30, 2007.  As of September 30, 2007, 100%, of such borrowings was due within one year, primarily from our use of short-term loans from Chinese banks to satisfy our working capital needs.  Historically, we have repaid a significant portion of such short-term loans by rolling over the loans on an annual basis.  In addition, we may not have sufficient funds available to pay all of our borrowings upon maturity.  Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in rates of interest that we pay on our debt and legal actions against us by our creditors, or even insolvency.  We currently plan to finance or refinance US$40 million over the next 12 months.  We can provide no assurances that we will be able to enter into any loan or refinancing agreements on terms favorable to the Company, if at all.  We also have no current credit facilities or other lines of credit.  If we are unable to complete any such financing or refinancing efforts, our net income may not be sufficient to satisfy our working capital and operating expansion needs in 2008 and our operations and financial condition may be negatively impacted.

The discontinuation of any preferential tax treatment or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries enjoy certain special or preferential tax treatments regarding foreign enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” and its implementing rules.  Accordingly, they have been entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities.  However, on March 16, 2007, the PRC’s National People’s Congress passed a new corporate income tax law, which will be effective on January 1, 2008. This new corporate income tax unifies the corporate income tax rate, cost deduction and tax incentive policies for both domestic and foreign-invested enterprises.  According to the new corporate income tax law, the applicable corporate income tax rate of our operating subsidiary will be moved up to a rate of 25% over a five-year grandfather period.  We expect the measures to implement this grandfather period to be enacted by the PRC government in the coming months and we will make an assessment of what the impact of the new unified tax law is expected to be in the grandfather period. The discontinuation of any such special or preferential tax treatment or other incentives could have an adverse affect our business, financial condition and results of operations.

Under current PRC tax law, regulations and rulings, dividends from our operations in China paid to us (as a foreign legal person) are not currently subject to PRC income tax.  If these distributions become subject to tax in the future, our net income would be adversely affected.

RISKS RELATING TO OUR CORPORATE GOVERNANCE STRUCTURE

The concentration of ownership of our securities by our controlling stockholder who does not participate in the management of our business and who may have conflicting interests can result in stockholder votes that are not in our best interests or the best interests of our minority stockholders.

Hisashi Akazawa is the record owner of approximately 65.43% of our outstanding voting securities, giving him a controlling interest in the Company.  However, Mr. Akazawa is not an executive officer or director of the Company and is not a participant in any way in the day to day affairs of the Company.  Mr. Akazawa may have little to no knowledge of the details of the Company’s operations and does not participate in the corporate governance of the Company.  To the extent that Mr. Akazawa does participate as a stockholder in the governance of the Company's affairs, his interests may be conflicted since he is an affiliate of one of our largest customers and he may act in his best interests or in our customer’s best interest instead of our best interests.  Additionally, Mr. Akazawa may act as if he has little or no economic interest in the Company in his role as stockholder since he has granted an option to our sole director and Chief Executive Officer, Mr. Chen, allowing Mr. Chen to buy 90% of Mr. Akazawa's interest in the Company at a fixed price at a future time in accordance with the terms of an option agreement between the two parties.  The result of this option agreement is that Mr. Akazawa has only limited economic benefit if our financial performance excels as he will have only limited benefit from any upward movement in our stock price since most of the stock that he currently owns is subject to the option in favor of Mr. Chen.

We do not have any independent directors and may be unable to appoint any qualified independent directors.

We currently do not have any independent directors.  In fact, Mr., Chen is currently our sole director. We plan to appoint a number of independent directors which will constitute a majority of our board of directors before our common stock is listed on a national securities exchange, but we may not be able to identify independent directors qualified to be on our board that are willing to serve on our board.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the Company’s internal controls over financial reporting in their annual reports, including Form 10-K.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as well as the operating effectiveness of the Company’s internal controls.  We were not subject to these requirements for the fiscal year ended December 31, 2007.  Accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404.  Under current law, we will be subject to these requirements beginning with our annual report for the fiscal year ending December 31, 2008.  We may have not met all of the requirements imposed thereby.  We may not receive a positive attestation from our independent auditors.  In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time.  This could either benefit or damage our operations and profitability.  Some of the things that could have this effect are:

•

Level of government involvement in the economy;

•

Control of foreign exchange;

•

Methods of allocating resources;

•

Balance of payments position;

•

International trade restrictions; and

•

International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways.  For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance traditions and a lack of flexible currency exchange policy continue to persist.  As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used.  The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China.  However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties.  These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses.  In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S.  As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against our Chinese operations and subsidiaries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

Only recently has China permitted provincial and local economic autonomy and private economic activities.  The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters.  We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements.  However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business profitably in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation.  During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%.  These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation.  High inflation in the future may cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.  Likewise, negative inflation could have an unfavorable effect on our business profitability in China.  Negative inflation may cause a period where consumers are reluctant to spend, as consumers anticipate lower prices for products in the future.  In the event of negative inflation, the Chinese government may impose controls on credit and/or prices, or take other actions, which could inhibit economic activity, harming the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi and U.S. Dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars.  Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business.  In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items.  The Chinese regulatory authorities may impose more stringent restrictions on the convertibility of the Renminbi in the future.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (i)purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (ii)adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; (iii)covering the use of existing offshore entities for offshore financings; (iv)purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (v)making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

Lorain Holding acquired certain interests in the Lorain Group Companies from a British Virgin Islands company controlled by Si Chen, our Chairman and sole director. Pursuant to Notice No. 75 and Notice 106, if a PRC resident has completed a round-trip investment through its established SPV but has not yet completed the required procedures of SAFE registration for offshore investment of the SPV, he must retroactively register the SPV with SAFE.

In order to avoid such SAFE registration requirements, a Japanese individual, Hisashi Kazawn, was designated as a nominee holder of Lorain Holding when Lorain Holding was established.  Mr. Akazawa has granted an option to our sole director and Chief Executive Officer, Mr. Chen, allowing Mr. Chen to buy 90% of Mr. Akazawa's interest in the Company at a fixed price at a future time in accordance with the terms of an option agreement between the two parties.  As a result, Mr. Chen may be deemed to be the actual beneficiary of Lorain Holding, regardless of the nominee.  If Mr. Chen is deemed to be the beneficiary of Lorain Holding, he may be required to register with and obtain approvals from SAFE or its agency in connection with respect to the direct offshore investment activities related to the acquisition of the Lorain Group Companies.

If Mr. Chen is required to register with the relevant authorities to disclose the offshore investment of the SPV, according to the Notice No. 75, the PRC subsidiaries of Mr. Chen’s SPV may be prohibited from making distributions of their profit and dividends and from paying proceeds from any of their reduction in capital, share transfer or liquidation to the SPV.  In case the PRC subsidiaries had already distributed the above-mentioned profit and dividends or paid the aforesaid proceeds to the SPV before the date for application for retroactive SAFE registration with regard to the SPV, according to the Notice 106, the behavior of such distribution or payment may constitute evasion of foreign exchange rules in the PRC.  In such case, according to the PRC Regulation on Administration of Foreign Exchange, the PRC subsidiaries and the actual controlling beneficiary of the SPV may have liability for evasion of foreign exchange rules, including, being ordered by the competent SAFE authorities to recall their foreign exchanges within specified time limit, fined of an amount of more than 30% and below five times the foreign exchange they had evaded.  Criminal liabilities may also be possible if the violations are deemed particularly aggregious.  Moreover, according to the Notice 106, the application for retroactive SAFE registration for the SPV will not be granted until the liabilities for evasion of foreign exchange have been fully pursued.  Further, if the retroactive SAFE registration for the SPV has not been granted,  the SAFE registration for acquisition of the PRC subsidiaries by the SPV will not be granted, which, in return, will affect our acquisition of interests in Lorain Group Companies from this British Virgin Islands company and cause potential action against British Virgin Islands company, Lorain Holding and the Lorain Group Companies.  We have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures.   We cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75 or that any required future registrations, or amendments thereto, will comply with applicable registrations or approvals required by Circular 75.

In addition,  if the failure to identify and characterise Mr. Chen as a beneficial owner of Lorain Holdings is determined by the PRC authorities to be a serious violation of the requirements of the PRC Company Law and the PRC Regulation of Registration of Companies, the Lorain Group Companies may be ordered by the company registration authority in the PRC to make corrections on its filed registration, to be fined an amount no less than RMB 5,000 and no more than RMB 50,000 or, in the worse scenario, to have its company registration certificate revoked or its business licenses canceled.

Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies.  For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.  In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated.  For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the Company, and the price of our common stock may be harmed.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Our strategy to procure raw ingredients supply is to diversify our suppliers both in the PRC and overseas.  Currently, some of our raw materials and major equipment are imported.  In the event that the U.S. dollars appreciate against Renminbi, our costs will increase.  If we cannot pass the resulting cost increase on to our customers, our profitability and operating results will suffer.  In addition, since our sales to international customers grew rapidly, we are subject to the risk of foreign currency depreciation.

Our licenses are subject to governmental control and renewal, failure to obtain renewal will cause all or part of our operations to be suspended or terminated.

In accordance with PRC laws and regulations, we are required to maintain various licenses and permits in order to operate our business at each of our production facilities including, without limitation, hygiene permits, and industrial products production permits. We are required to comply with applicable hygiene and food safety standards in relation to our production processes. Our premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with the Detailed Rules for Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises. Failure to pass these inspections, or the loss of or failure to renew our licenses and permits, could require us to temporarily or permanently suspend some or all of our production activities, which could disrupt our operations and adversely affect our business.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Certain of our stockholders may delay or prevent adoption of important business decisions by their ownership of significant percentage of outstanding voting securities .

Mr. Akazawa, is the record owner of approximately 65.43% of our outstanding voting securities.  As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions.  His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board.  The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  As of February 14, 2008, the closing price for our common stock was $9.51 per share, but our recent trading history has also shown prices below $5.00 per share and, therefore, our stock could be designated a “penny stock.”  As a “penny stock,” our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.”  This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale.  As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market.  Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

Our common stock may not qualify for exemption from the Penny Stock Rule at all times.  In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Securities Exchange Act of 1934, or “Exchange Act”, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain provisions of our Certificate of Incorporation may make it more difficult for a third party to effect a change- in-control.

Our Certificate of Incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval.  The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders.  These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions.  The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock.  In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party.  The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements.  The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.  These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.  Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.  You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sales of any shares of common stock by the selling stockholders, but we will receive up to $4.25 per common share from the exercise of warrants held by selling stockholders if and when those warrants are exercised, which will result in proceeds to us of approximately $8 million if all warrants are exercised.  Any such proceeds will be used for general working capital.

DIVIDEND POLICY

Pursuant to a Preferred Stock Purchase Agreement with Halter Financial Investments, L.P. or HFI, dated April 5, 2007, we paid a special cash dividend in the aggregate amount of $415,000, or $0.18 per share, to holders of common stock outstanding on April 16, 2007.

Other than the cash dividend described above, we have never declared or paid any cash dividends.  Any future decisions regarding dividends will be made by our board of directors.  We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “ALRC.OB”, but has not been traded in the Over-The-Counter market except on a limited and sporadic basis.  The CUSIP number is 027297100.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock.  These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Bid Prices (1) *
	High	Low
TYD Through February 14, 2008	10.01*	9.51*

Fiscal Year Ended December 31, 2007
1st Fiscal Quarter (1/1/07-3/31/07)	N/A	N/A
2nd Fiscal Quarter (4/1/07-06/30/07)	35.20*	8.00*
3rd Fiscal Quarter (7/1/07-9/30/07)	10.24*	4.00*
4th Fiscal Quarter (10/1/07-12/31/07)	8.00*	3.00*

Fiscal Year Ended December 31, 2006
1st Fiscal Quarter (1/1/06-3/31/06)	33.60*	33.60*
2nd Fiscal Quarter (4/1/06-6/30/06)	N/A	N/A
3rd Fiscal Quarter (7/1/06-9/30/06)	N/A	N/A
4th Fiscal Quarter (10/1/06-12/31/06)	35.20*	35.20*

Year Ended December 31, 2005
1st Fiscal Quarter (1/1/05-3/31/05)	N/A	N/A
2nd Fiscal Quarter (4/1/05-6/30/05)	N/A	N/A
3rd Fiscal Quarter (7/1/05-9/30/05)	N/A	N/A
4th Fiscal Quarter (10/1/05-12/31/05)	N/A	N/A

________________________

(1)

The above tables set forth the range of high and low bid prices per share of our common stock as reported by www.quotemedia.com for the periods indicated.

*All prices reflected herein have been adjusted for the one-for-32.84 reverse split which occurred on July 17, 2007.

Reports to Stockholders

We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent certified public accountants.  We intend to comply with the periodic reporting requirements of the Exchange Act.

Approximate Number of Holders of Our Common Stock

On February 14, 2008, there were approximately 205 stockholders of record of our common stock.

DILUTION

Our net tangible book value as of September 30, 2007 was $2.69 per share of common stock.  Net tangible book value is determined by dividing our tangible book value (total assets less intangible assets including know-how, trademarks and patents and less total liabilities) by the number of outstanding shares of our common stock.  Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.  However, we have issued 1,887,395 warrants which can be exercised at $4.25 per common share.  The warrants may have a dilutive effect depending on our tangible book value at the time of their exercise.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data relates to Lorain Holding, which became our wholly owned subsidiary on May 3, 2007, and is the holding company of our commercial operations.  It should be read in conjunction with our consolidated financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this registration statement.  The statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2004, 2005 and 2006, are derived from, and are qualified by reference to, our audited consolidated financial statements that have been audited by Samuel H. Wong & Co., LLP, independent auditors, and that are included in this Prospectus.  The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods.  Historical results are not necessarily indicative of the results to be expected in the future.

(All amounts, other than percentages, in thousands of U.S. dollars)	Nine months ended September 30,		For the Year Ending on December 31,
	2007	2006	2006	2005	2004	2003	2002
Net Revenues	$48,076	$27,802	$49,561	$30,195	$27,735	$19,958	13,867
Cost of Revenues	(37,403)	(21,399)	(37,533)	(22,250)	(21,082)	(15,116)	(10,419)
Gross profit	10,613	6,403	12,028	7,945	6,653	4,842	3,447
Operating Expenses:
Selling	(1,247)	(978)	(1,441)	(1,089)	(1,663)	(1,129)	(1,093)
General and administrative	(1,904)	(1,079)	(1,862)	(1,198)	(1,154)	(757)	(536)
Income from continuing operations	7,462	4,345	8,725	5,657	3,837	2,955	1,819
Non-operating Income(Expenses):
Finance costs, net	(1,608)	(1,148)	(1,834)	(1,519)	(1,378)	(942)	(563)
Government grant	393	415	481	320	487	166	154
Sundry	-	-	-	-	-	-	-
Other income	35	16	89	112	126	3,612	2,878
Other expense	(1,376)	(18)	(57)	(8)	(44)	3,513	2,833
Income before taxes	4,906	3,610	7,404	4,562	3,028	2,278	1,455
Income Taxes	(972)	(436)	(1,064)	(325)	(214)	(297)	(175)
Net Income before Minority Interest	3,933	3,174	6,340	4,238	2,813	-	-
Minority interest	(207)	(252)	(414)	(404)	-	-	-
Net Income	3,727	2,923	5,926	3,833	2,813	1,981	1,279

Cash Flows Data: (in thousands of U.S. dollars)	Nine months ended September 30,		For year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Net cash flows provided by (used in) operating activities	(5,830)	9,310	7,968	(441)	65	(1,513)	540
Net cash flows provided by (used in) investing activities	(5,401)	(9,881)	(12,326)	(3,015)	(4,654)	(3,588)	(423)
Net cash flows provided by (used in) financing activities	18,110	(4,938)	(921)	5,933	4,056	7,115	3,971

(in thousands of U.S. Dollars)	Nine months ended September 30,		As of the fiscal year ended December 31,
Balance Sheet Data	2007	2006	2006	2005	2004	2003	2002
Current Assets	$61,198	$57,170	$36,068	$42,856	$35,710	$29,540	$17,330
Total Assets	81,208	79,585	52,390	54,493	45,839	35,677	19,182
Current Liabilities	40,840	55,430	31,401	33,276	31,534	24,287	10,648
Long-Term Obligations	105	1,359	1,385	0	0	0	0
Total Liabilities	40,945	65,069	32,786	33,276	31,534	24,287	10,648
Minority Interest	3,250	2,528	3,474	2,884	-	-	-
Stockholders’ Equity	37,012	11,988	16,130	18,333	14,304	11,390	4,535
Cash Dividends		1,454	185	25	-	-	-

The following tables set forth key components of our results of operations for the periods indicated as a percentage of net revenues:

	Nine months Ended on 09/30/07	Nine months Ended on 09/30/06	Year Ended on 12/31/06	Year Ended on 12/31/05	Year Ended on 12/31/04	Year Ended on 12/31/03	Year Ended on 12/31/02
Net Revenues	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Revenues	78.92%	76.97%	75.49%	73.69%	76.01%	75.74%	75.14%
Gross profit	22.07%	23.03%	24.27%	26.31%	23.99%	24.26%	24.86%
Operating Expenses:
Selling	2.59%	3.52%	2.93%	3.45%	6.00%	5.66%	7.88%
General and administrative	3.96%	3.88%	3.79%	4.06%	4.06%	3.79%	3.86%
Income from continuing operations	15.52%	15.63%	17.78%	18.79%	13.94%	14.81%	13.12%
Non-operating Income(Expenses):
Finance costs, net	-3.34%	-4.85%	-3.63%	-5.03%	-4.97%	4.72%	4.06%
Government grant	0.82%	1.49%	1.02%	0.92%	1.76%	0.83%	1.11%
Other income	0.07%	0.06%	0.13%	0.37%	0.43%	3%	6.3%
Other expense	-2.86%	-0.06%	-0.14%	-0.03%	-0.18%	2.6%	6%
Income before taxes	10.2%	12.98%	15.15%	15.03%	10.99%	11.41%	10.49%
Income Taxes	2.02%	1.57%	2.17%	1.08%	0.77%	1.49%	1.26%
Income before Minority Interest	8.8%	11.42%	12.8%	14%	10%	-	-
Minority interest	-0.43%	-0.9%	-0.8%	-1.34%	0.00%	0.00%	0.00%
Net Income	7.75%	10.51%	12%	12.7%	10.1%	9.93%	9.22%

(unaudited) (in thousands of U.S. Dollars)	Nine months Ended on 09/30/07	For the Year Ended on 12/31/06	For the Year Ended on 12/31/05	For the Year Ended on 12/31/04
Total Revenue	$48,076	27,802	$30,195	$27,736
Revenues by product line:
Chestnuts	$25,595	$29,725	$20,056	$20,497
Convenience Food	$2,558	$2,011	$1,941	$755
Frozen, Canned and Bulk Food	$19,323	$16,562	$7,828	$6,267
Net Income	$3,727	$5,926	$3,833	$2,813
Net Income by product line:
Chestnuts	$1,984	$31,144	$20,892	$21,548
Convenience Food	$198	$2,010	$98	$542
Frozen, Canned and Bulk Food	$1,544	$16,407	$9,206	$5,646
Total Assets	$81,208	$52,390	$54,493	$45,839
Total Assets by product line:
Chestnuts	$43,231	$29,888	$37,703	$35,616
Convenience Food	$4,322	$1,930	$176	$896
Frozen, Canned and Bulk Food	$33,655	$15,745	$16,614	$9,332

The following table presents the percentage of revenues derived from each products and main geographic segment for the period ended September 30, 2007.

Products/Geographic	Revenue	China	Japan	Korea	US
Chestnut Products	53.23%
Bottom-open Chestnut in Shells	17.62%	81.98%	13.65%	0.74%
Chestnut Pulp	16.35%	78.48%	16.22%	1.04%	0.14%
Fresh Chestnut	10.53%	77.58%		12.30%
Sugar Coated Chestnut Pulp	9.01%	46.52%	49.98%	1.56%
Boiled Chestnut Pulp	7.49%	66.30%	5.76%	19.08%
Syrup Chestnut Pulp	7.62%	67.39%	21.76%	8.04%
Roasted Chestnut with Sugar	6.25%	72.54%	11.50%	8.78%	1.55%
Golden Chestnut Pulp	5.19%	64.66%	18.31%	4.29%	5.36%
Aerated Chestnut Kernel	6.71%	43.10%	40.53%	10.12%	4.46%
Processing Products	41.44%
Asparagus Series	26.96%	71.27%	5.93%	1.67%	4.44%
French Fries	19.33%	96.01%
Sweet Corn Series	8.33%	96.01%
Strawberry Series	4.97%	35.54%	62.99%
Sweet Pea Series	4.50%	96.01%
Vegetables Series	4.29%	90.88%	5.16%	0.18%
Yellow Peach Series	4.29%	94.98%			1.07%
Frozen Sweet Potato Chunk	3.03%	96.01%
Fresh Onion	2.84%	89.89%			6.38%
Convenience Products	5.332%
Beef, mutton and pork	63%	96.01%
Oden Eggs	29.24%	3.61%	96.24%
Total	100%

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth certain unaudited financial information for each of the eight quarters ended December 31, 2006 and the first, second and third quarters through September 30, 2007.  The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included herein and, in the opinion of management, include all adjustments necessary for the fair presentation of the results of operations for these periods.  You should read this information together with our audited consolidated financial statements and the related notes included elsewhere herein.

(in thousands of U.S. dollars, except data per share)	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	Total
Revenues	$3,388	$3,069	$5,001	$18,737	$30,195
Gross Profit	$759	$649	$1392	$5145	$7,945
Income (loss) before extraordinary items and cumulative effect of a change in accounting	$5	($102)	$628	$3271	$3,802
Net Income	$5	($102)	$628	$3271	$3,802
Earnings per Share Basic and Diluted	0.05	(1.02)	6.28	32.71	38.02
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	Total
Revenues	$5,588	$8,891	$12,180	$22,902	$49,561
Gross profit	$1,301	$2,014	$2,960	$5,863	$12,138
Income (loss) before extraordinary items and cumulative effect of a change in accounting	$245	$814	$1,478	$3,422	$5,959
Net income	$245	$814	$1,478	$3,422	$5,959
Earnings per Share Basic and Diluted:	$2.45	$8.14	$14.78	$34.22	$59.59

	March 31, 2007	June 30, 2007	September 30, 2007
Revenues	$11,899	$13,343	$48,076
Gross profit	$42,946	$2,955	$10,613
Income (loss) before extraordinary items and cumulative effect of a change in accounting	$1,528	$(210)	$3,727
Net income	$1,528	$(210)	$3,727
Earnings per Share Basic and Diluted:	$15.28	$0.01	$0.17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware corporation that was incorporated on February 4, 1986 and we are headquartered in Shandong Province, China.  From our inception in 1986 until May 3, 2007, when we completed a reverse acquisition transaction with Lorain Holding, we were a blank check company and did not engage in active business operations other than our search for, and evaluation of, potential business opportunities for acquisition or participation.

We develop, manufacture and sell convenience foods, chestnut products, and frozen, canned and bulk foods, in hundreds of varieties.  We operate through our indirect Chinese subsidiaries: Junan Hongrun, Shandong Lorain ,Luotian Lorain and  Beijing Lorain.

Our convenient food include Ready-to-cook (“RTC”), Ready-to-eat (“RTE”) and Meals ready-to-eat (“MRE”), which are seasoned food and can be served after a couple of easy cooking procedure like RTCs or immediately like RTEs, or meal kits with self heating devices like MREs. They fit the modern food demand trend of safe, wholesome, and tasty food, as well as the “culinary short-cut” needs. We manufacture RTCs, such as Oden eggs and Pork Bone Soup etc. Our RTCs are merely a simple cooking procedure away from serving. Customers only need to heat the food in microwaves, or boil it for several minutes before enjoying delicious and totally wholesome food.  We also produce RTEs, such as Smoked Fish, Stewed Beef with Source, Mini Sausages, Soured and Spicy Cucumber, Soured and Sweet White Gourd etc.

For easily crushable convenient food, we utilize advanced Nitrogen preservation technology instead of vacuum packaging, which is called “the food processing technology for the 21st century” in Japan. Food are multi-phrase sterilized in a mild way with shorter heating time and lower heating temperature than common sterilization process, and packaged with Nitrogen filled in. The Nitrogen preserved foods are able to keep fresh for six to twelve months without refrigeration and any preservatives or chemicals. In addition, owing to the mild sterilization and processing procedure, the food’s appearance, taste and nutrition are optimally reserved.

Contrary to the common image of MRE in the US, our MREs are meal kits with self-heating devices. We produce various Chinese cuisine MREs, including fried rice, fried noodle, etc. and Italian cuisine MREs, including pasta etc. They are safe, delicious, healthy and ready-to-eat. Our MREs are not only the favorable choice of army, but also presenting in many civilian uses, such as camping food, traveling take-along, train meals, and suitable for any people who do not have access to traditional cooking.

Convenience foods like cut fruit and premixed salads, which are known as lightly processed -- our convenience foods include ready-to-cook (or RTC) meals, ready-to-eat (or RTE) meals and meals ready-to-eat (or MREs).

We are the largest chestnut product supplier in the world. Ameliorating the traditional cooking method, we produce high value-added processed chestnut products, such as Steamed Chestnut in Shell with original flavor which was called “the revolution of traditional cooking method of chestnut” in Japan, Sweet Heart chestnut which is sweet preserved chestnut produced by our know-how technology, chestnut in syrup which is very popular in Japan and Korea and so on. In addition, we are going to add a new variety -- the Sugar Extracted from Chestnut’s Inner Skin. It is produced from chestnut’s inner skin which was normally recognized as scrape. The extracted sugar is great for preventing diabetes.

The high quality and diverse varieties of our chestnut products are supported by our know-how technology, several of which are applying for patent protection. Many varieties are not replicable by our Chinese industrial peels. Our chestnut products have already been popular and profitable in Japan, Korea, Southeastern Asia and China. We believe they are able to gain larger markets in other parts of the world in the near future. We expect a steady growth in the future.

We produce various frozen and canned food, including frozen vegetables, frozen fruits, frozen fillets etc. The frozen/canned products’ gross margins are lower than chestnut products and convenient foods. However this business sector is able to mitigate the significant production seasonality of chestnut products and increase the utilization rate of the production capacity.

Our products are sold in 19 provinces and administrative regions in China and 41 foreign countries.

Industry Wide Factors that are Relevant to Our Business

Management believes that the rapid growth of China’s economy will drive demand for our products.  We believe the growth of China’s economy will cause an increased demand for our products as consumers become busier and busier and increasingly demand prepared foods which fit into their active lifestyle.  With the continuing growth of the economy, the upcoming Beijing Olympic Games in 2008 and the Shanghai World Exposition in 2010, management believes that there will be a large packaged food market in China during the next few years.

According to the USDA, as incomes have risen in many countries during the past few decades, consumers have begun purchasing fewer staples (like rice and wheat) and more high-value food items (such as meat, dairy, pasta, and frozen vegetables).  According to USDA, global sales of high-value products have been growing, with sales increasing by 25% since 1998.  Food manufactures and suppliers responding to the trend have increased their investment in processing facilities or purchase of high-value foods.  The decision of whether locally producing or purchasing often depends on the nature of products, regulation environment and transaction cost comparison. Our products have been developed and are being developed to cater to this market.

According to the USDA, packaged foods account for a large share of total food expenditures among customers in high-income countries and the demand for convenience is growing.  The United States, European Union and Japan account for over 50% of global sales of packaged foods.  In developing countries, market retail trends also indicate strong growth in sales of packaged foods and demand for convenience.  We hope to increase our production in the future as the demand for our product grows.

As incomes rise and urbanization increases within China, Chinese consumers are changing their diets and increasing demand for greater quality, convenience and safety in food. China’s food market is becoming segmented.  The demand for quality food by high-income households has fueled recent growth in the availability of such foods for the Chinese retail market. China’s urban per capita food expenditure in 2004 was RMB 2,710 (approximately $327), up 12% from that of 2003 (USDA, Economic Research Report No. ERR-32).

The chestnut market is a $2.1 billion industry worldwide and an $800 million industry within China.

Regulatory Factors that Affect our Production

Although our production lines are multi-functional, we only have regulatory approvals for products that are currently in production at our facilities.  If we wish to produce other products at these facilities in the future, we would have to obtain additional regulatory approvals.   If we are unable to obtain regulatory approval to produce a particular product in a timely manner, if at all, then we would not be able to generate revenues to offset any expenses related to R&D to produce such product and any acquisitions of equipment to produce such product.  We do not believe that any such expenses related to any particular product is material to the company as a whole.  In addition, we do not believe that our inability to produce any particular product is material to the business as a whole because we can replace such product with other products.  However, if we were unable to obtain regulatory approvals to produce a broad class of products or several products at one time, our ability to generate revenues my be harmed, which could materially and adversely effect our operations and financial condition.

We have consistently successfully obtained required approvals in the past – we produced 192 products in 2007 – and we believe that we will not face material problems obtaining required approvals for new product offerings during 2008 for the following reasons:

1. Our production lines and facilities have been designed to satisfy the standards and requirements set by health authorities in Japan, Korea, the United States and the European Union, which are the primary markets for our export products.  We employ advanced quality control mechanism, including obtaining ISO 9001 and BRC certifications, which distinguish our products from other products in both domestic and international markets.  In particular, the fact that we have successfully obtained import approvals for our chestnut products and other convenience foods from the Japanese government has helped us strengthen our position in applying for approvals regarding our new products from the Chinese government. In addition, we have been able to obtain approvals for our new products because we have established good record of compliance with existing regulations with respect to the management of production facility.  Based on the aforementioned reasons, we anticipate no difficulty in obtaining governmental approvals for new food products in the future.

2. Due to our long-term contribution to the local economy, the local government has been supportive of our business operation. This well-established relationship with the local government has resulted in a more efficient application process. We have been using domestic suppliers for raw materials and we have created significant job opportunities for local workers, which efforts have advanced the economic interests of our community.   In 2006, we paid RMB 3,000,000 in tax to the local government, accounting for 15.13% of the total tax income (RMB19,830,000) the government received in 2006. Our chestnut production accounts for 25% of the total production of chestnuts nationwide and has been recognized by the government as being sufficiently significant so that governmental supports are available, allowing us to enjoy the benefits of a preferential development program. For instance, the local government has provided several aid programs to assist us to expand our manufacturing facilities, to secure the planting of raw materials, and to provide resources that support us financially and/or operationally.

Production Factors  that Affect our Financial and Operation Condition

Production Capacity

Earlier in our company’s history some of our production lines were occasionally run at less than full capacity because our production focused almost solely on chestnut products.  More recently, we have produced various different types of food products, mainly in three categories: chestnut products, processed food and convenience food.  Increasing market demand has caused us to expect all our production lines to be running at their full capacity throughout the year of 2007.  Our newer facilities have a multiple-function design to adjust production seasonally to avoid periods of less than full capacity production.

Currently, most of our processed and convenience foods are produced at our Beijing Lorain plant.  We have expanded those facilities when we reconstructed that factory after a fire in May of 2007.  The new facilities are projected to satisfy existing and increasing market demand for convenience food.  In addition, our new production line for processed food is expected to launch by May, 2008 and hopefully will significantly enhance our capacity to sufficiently satisfy the existing and projected demand for convenience food.

Overall, we expect to be able to meet our demand for our products; however, we have had adopted alternate plans for the short-term periods that we anticipate that our capacity will not be enough to satisfy existing or future demand for our convenience food products.  In the future, we plan to look into seeking a possible OEM partner to assist in producing some of our convenience food products while our new facilities are still under construction.  We do not see any material impact on our financial results when we do not have full capacity to satisfy existing or increasing demand for our convenience food products.

Cost of Raw Materials

While we have begun our own agricultural operations to supply a portion of the raw materials we require for our operations we are still dependent on our suppliers to supply a majority of the raw materials we require.  Our suppliers generally charge us a price based on the existing commodities market price for the raw materials.  We do not have any control over the raw materials commodity market and prices for raw materials may increase with or without notice for a variety of reasons, including weather patterns, crop failures and natural disasters.  Raw material price increases may result in increases in the costs of our operations. While we may be able to pass the higher costs onto our customers in the form of higher prices for our finished products, the higher price for our finished products could reduce the volume of our sales.

In order to secure the qualities and quantities of the raw materials, to reduce the purchase costs of materials, avoid the impacts on our operations due to the price fluctuation of  materials from the market, We have also developed our own planting areas to ensure we are able to get raw materials of sufficient quality and in sufficient quantity to supply our operations.  We have successfully developed a 483-acre chestnut farm which is focused primarily on cultivating chestnuts that we would normally import from Korean, Japan and/or Australia.  We are expecting a large harvest in next Chestnut season which will lower our dependence on imports.  Additionally, we also have developed a 329-acre sweet corn farm, an 82-acre Pumpkin farm, and a 297-acre green bean farm that will help supply the production of frozen and canned products next year.  The farms we own will not only secure the supply of raw materials to meet increased demand from the market, but will also reduce the cost of materials purchased and reduce the impact of market price fluctuation of raw material prices on our operational costs.

In 2007, the Chinese government implemented various programs to encourage businesses to advance agricultural industrialization.  Under the recently implemented governmental policies for agricultural development, we are planning to expand our the farm we own to 2,500 acres gradually over the next 2 years which should make us able to self-supply most of the raw materials we anticipate we will need for our future production. We have also established cooperation with agricultural associations by signing supply agreements with those associations to ensure our supply.  We have also invested in several agricultural product companies to expand our supply networks to ensure we have appropriate access for purchasing sufficient supplies for our production requirements.

Uncertainties that Affect our Financial Condition

The rising level of consumer prices in China may cause a decrease of our sales and exports which will lower our revenues and profits.

It is expected that the cost of the raw materials we must purchase to make our finished products may increase in light of a general increase in prices in China.  We expect decreased export sales as we raise our sale prices to our exports customers to pass along the increased price of raw materials.  We expect the decreased sales may lead to lower revenues than if the price increase had not occurred and that our profits may suffer as well.

The anticipated appreciation of RMB may harm our financial condition

Our government has been facing increasing pressure to allow the RMB to appreciate from the world marketplace recently. In 2007, RMB appreciated more than 6.14%.  Since July of 2005, the RMB has appreciated 10.24%.  The expected appreciation will definitely have a significant impact on our exports and our financial conditions since exports account for 50% of our revenue.  Due to the unpredictability of RMB’s appreciation, we have planned efforts to advance our domestic sales and revenues.  In 2008, we plan to expend RMB 20 million (approximately U.S. $2.78 million) to adjust and expand our sales and marketing channels.  We are also targeting to establish additional 1000 Food Kiosk at different wholesalers and supermarkets and open 100 of our own food retail stores nationally to increase our domestic sales.  Further, we have also planned to expend RMB 10 million (approximately U.S. $1.39 million) to further the marketing of our brand and products through different types of media such as TV commercials, newspaper advertising, internet advertising, and marketing campaigns.   Whether or not RMB appreciates as impacted the increased domestic spending will increase our costs and may not lead to any additional revenues.  Additionally, the appreciation of the RMB, if it occurs, could lower our international sales.

Tight monetary policy to be implemented by the Chinese government in 2008 may impede our ability to obtain credit for working capital in a timely manner.

On December 5, 2007, the central economic work conference determined that a tight monetary policy will be implemented in 2008 to respond to inflationary forces and the excessive growth of monetary credits in China.  On December 8, 2007, the People’s bank of China announced it will increase its RMB deposit reserve rate by one percentage point for financial institutions making deposits, resulting in a record high interest rate of 14.5%. Due to this new policy, financial institutions have started to tighten the money supply, reduced credit amounts, delayed loan approvals and restricted credit requirements.  Traditionally, our company has relied on short-term credits as a vehicle to purchase raw materials for our production.  This tightened credit policy will impact on our cash management and our financial condition. We have adopted new policy and informed our customers that we will shorten our payment period from 55 days to 30 days.  We may be unable to obtain the credit we need to purchase raw materials in the future which may slow our production and ultimately our revenues.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenues.

(in thousands of U.S. dollars)	For the nine months ended on 09/30/07	For the Nine months ended on 09/30/06	For the Year Ended on 12/31/06	For the Year Ended on 12/31/05	For the Year Ended on 12/31/04
Revenue	$48,076	$27,802	$49,561	$30,195	$27,736
Cost of Revenue	(37,403)	(21,399)	(37,533)	(22,250)	(21,082)
Gross profit	10,613	6,403	12,028	7,945	6,653
Operating Expenses:
Selling and Marketing	(1,247)	(978)	(1,441)	(1,089)	(1,663)
General and administrative	(1,904)	(1,079)	(1,862)	(1,198)	(1,154)
Income from continuing operations	7,462	4,345	8,725	5,657	3,837

(in thousands of U.S. dollars)	For the nine months ended on 09/30/07	For the Nine months ended on 09/30/06	For the Year Ended on 12/31/06	For the Year Ended on 12/31/05	For the Year Ended on 12/31/04
Non-operating Income(Expenses):
Finance costs, net	(1,608)	(1,148)	(1,834)	(1,518)	(1,378)
Government grant	393	415	481	320	487
Sundry	-	-	-	-	-
Other income	35	16	89	112	126
Other expense	(1,376)	(18)	(57)	(8)	(44)
Income before taxes	4,906	3,610	7,404	4,562	3,028
Income Taxes	(972)	(436)	(1,064)	(325)	(214)
Income before Minority Interest	3,933	3,174	6,340	4,238	2,813
Minority interest	(207)	(252)	414	404	-
Net Income	3,727	2,923	5,926	3,833	2,813

	For the Nine Months Ended on 09/30/07	For the Nine Months Ended on 09/30/06	For the Year Ended on 12/31/06	For the Year Ended on 12/31/05	For the Year Ended on 12/31/04
Net Revenue	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Revenue	78.92%	76.97%	75.51%	73.69%	76.01%
Gross profit	22.07%	23.03%	24.27%	26.31%	23.99%
Operating Expenses:
Selling and Marketing	2.59%	3.52%	2.93%	3.61%	6.00%
General and administrative	3.96%	3.88%	3.85%	4.07%	4.27%
Income from continuing operations	15.52%	15.63%	17.71%	18.64%	13.73%
Non-operating Income(Expenses):
Finance costs, net	-3.34%	-4.85%	-3.74%	-5.03%	-4.97%
Government grant	0.82%	1.49%	0.96%	0.41%	95%
Other income	0.07%	0.06%	0.20%	1.02%	1.26%
Other expense	-2.86%	-0.06%	-0.11%	-0.03%	-0.16%
Income before taxes	10.2%	12.98%	15.03%	15.01%	10.81%
Income Taxes	2.02%	1.57%	2.17%	1.07%	0.77%
Net Income before Minority Interest	8.8%	11.42%	12.8%	14%	10.1%
Minority interest	-0.43%	-0.9%	-0.8%	-1.34%	0.00%
Net Income	7.75%	10.51%	12%	12.7%	10.1%

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Net Revenues.  Our net revenues for the nine months ended September 30, 2007 were $48.08 million, which is approximately $20.27 million or 72.9% more than for the same period in 2006, where we had revenues of $27.80 million.  Sales of chestnuts accounted for  53.23% of revenues , a 6.93% increase for the period ended September 30, 2007 compared to 46.3 % for the same period in 2006. It in particular contributed a significant increase to our revenue due to a higher-profit margin. Approximately 70% of revenue growth was from our existing customers, while 30% of the revenue growth was from new customers attributable to our newly implemented marketing activities in 2007. We have added more than 20 new customers for the nine-months of 2007 compared to the same period in 2006. We believe that the strengthened marketing activities to expand our customer base have mainly driven the substantial growth of our revenue.

Cost of Revenues.  Our cost of goods sold, which consists of raw materials, direct labor and manufacturing overhead expenses, was $37.46 million for the nine month period ended September 30, 2007, an increase of $16.06 million or 75.07%, as compared to $21.40 million for the nine month period ended September 30, 2006. The increase of cost of revenues is mainly attributable to the increase of cost of raw materials and overall increasing production costs from significant surge of sales. Our operating expenses have been expended stably during the past four years. Therefore, the increase of cost revenues is mainly attributable to the increase of raw materials and its relations to the increase of sales.

Gross Profit.  Our gross profit increased $4.21 million, or 65.76% to $10.61 million for the nine months ended September 30, 2007 from $6.4 million for the same period in 2006.  This increase was attributable to overall increases in sales, and in particular, the substantial increase in the percentage of domestic products we sold, in the three months period ended September 30, 2007, compared to the same period of 2006. Gross profit as a percentage of net revenues was 22.07% for the nine months ended September 30, 2007, as compared to 23.02% during the same period in 2006. The increase of gross profit is mainly attributable to stably expended cost of revenues and the continuing increase of revenues in particular the sales of chestnuts due to the higher profit margin. The sales of chestnut increased 6.93 % from 46.3 % for the periods ended September 30, 2006 to 53.23% for the same period in 2007.

Selling and Marketing Expenses.  Selling and marketing expenses increased $0.27 million, or 27.56% to $1.25 million for the nine months ended September 30, 2007 from $0.98 million for the same period in 2006.  We increased our marketing efforts such as such as producing more marketing materials and give-away samples and operating nation-wide promotional events at our kiosks at chain supermarkets in 2007. We also expanded our sales network by distributing our product catalogues to more potential customers and paying follow-up visits to promote our products. In this way, we succeeded in adding more than 20 new customers for the nine-months of 2007 compared to the same period in 2006. We believe that the strengthened marketing activities to expand our customer base have mainly driven the substantial growth of our revenue.

General and Administrative Expenses.  General and administrative expenses increased $0.82 million, or 76.4% to $1.90 million for the nine months ended September 30, 2007 from $1.08 million for the same period of 2006.  The increase of general and administrative expenses was mainly due to the increasing expenses from seeking professional services including accounting and auditing services, financial advisory services, investor relations management, legal services, and the substantial increase of employees’ salary compensation.

Income Before Income Taxes and Minority Interest.  Income before income taxes and minority interest increased $1.30 million or 35.9% to $4.91 million for the nine months ended September 30, 2007 from $3.61 million for the same period of 2006.  The increase was primarily a result of the higher revenue due to the increasing sales of chestnuts with a higher profit margin and well-controlled costs of revenue during the nine month period ended on September 30, 2007 as compared to 2006.

Income Taxes.  Income taxes increased $0.53 million or 122.86% to $0.97 million for the nine months ended September 30, 2007 from $0.44 million for the same period of 2006.  The increase of income taxes is mainly attributable to the substantial increase of net revenues in 2007.

On March 16, 2007, the National People’s Congress of the PRC determined to adopt a new corporate income tax law in its fifth plenary session. The new corporate income tax law unifies the application, scope, tax rate, tax deduction and preferential policy for both domestic and foreign-invested enterprises.  The new corporate income tax law will be effective on January 1, 2008.  According to the new corporate income tax law, the applicable income tax rate for our operating subsidiaries may be subject to change.  As the implementation detail has not yet been announced, we cannot be sure of the potential impact of such new corporate income tax law on our financial position and operating results.

Income Tax Rate	2007	2008	2009
Junan Hongrun	15%	15%	25%
Luotian Lorain	0%	15%	15%
Beijing Lorain	0%	0%	15%
Shangdong Lorain	30%	25%	25%

Net Income.  Net income increased $0.80 million, or 27.49% to $3.72 million for the nine months ended September 30, 2007 from $2.92 million for the same period of 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenue. Net revenues increased $19.4 million, or approximately 64.1% to $49.6 million in fiscal year 2006 from $30.2 million in fiscal year 2005. This increase was mainly attributable to the increased market demand for our products domestically. We put more effort on marketing our products in our domestic market in fiscal year 2006, resulting in a dramatic increase in domestic sales.  In addition, we increased our attention to selling convenience foods in 2006, which had a positive impact on revenues.

Cost of Revenues.  Our cost of revenue increased $15.2 million to $37.4 million in fiscal year 2006 from $22.3 million in fiscal year 2005. The increased cost of revenue is mainly due to the increased sales volume in 2006 compared to 2005.  As a percentage of revenues, the cost of revenue increased to 75.51% of revenues in fiscal year 2006 from 73.69% of revenues in fiscal year 2005. The decrease of gross margin was mainly due to the increased sales in domestic market and the diversification of our products (the gross margin of our products sold in domestic market was much lower than our exported products).  In addition, as our products diversification development strategy was implemented in 2006, our sales in convenience food and frozen, canned and bulk food, which have relatively lower gross margin as compared with our chestnut products, has increased dramatically.

Gross Profit.  Our gross profit increased $4.09 million, or 51.5%, to $12.03 million in fiscal year 2006 from $7.94 million in fiscal year 2005. Gross margin was 24.27% in fiscal year 2006, as compared to 26.31% in fiscal year 2005.  The gross margin decrease was due to the increased cost of revenues described above.

Selling and Marketing Expenses.  Our selling and marketing expenses increased $0.36 million, or 33.5%, to $1.4 million in fiscal year 2006 from $1.1 million in fiscal year 2005.  The increase in selling and marketing expenses was primarily attributable to additional marketing efforts for our products in domestic market in 2006.  As a percentage of revenues, our selling and marketing expenses decreased to 2.9% in fiscal year 2006 from 3.6% in fiscal year 2005.  The percentage decrease is mainly due to the decreased transportation costs as a percentage of revenues in 2006 as transportation costs as a percentage of revenues for the domestic sales are typically lower than for export sales.

General and Administrative Expenses.  Our general and administrative expenses increased $0.68 million, or 55.5%, to $1.9 million in fiscal year 2006 from $1.2 million in fiscal year 2005.  As a percentage of revenues, the general and administrative expenses decreased to 3.9% in fiscal year 2006 from 4% in fiscal year 2005.  This percentage decrease was primarily attributable to more efficient controls of our general and administrative expenses.

Financial Costs.  Our financial cost mainly refers to our interest expenses, net of the interest income.  Our financial costs increased $0.33 million to $1.8 million in fiscal year 2006 from $1.5 million in fiscal year 2005.  As a percentage of revenue, the financial cost decreased to 3.7% of total revenue for fiscal year 2006 from 5.03% of total revenue for fiscal year 2005.  The dollar increase in financing cost is mainly attributable to an increase of short term bank loan balances in the fiscal year 2006 as compared to fiscal year 2005.

Income before Tax.  Income before taxation increased $2.9 million, or 64.4%, to $7.4 million in fiscal year 2006 from $4.6 million in fiscal year 2005.  Income before taxation as a percentage of revenues increased to 15.03% in fiscal year 2006 from 15.01% in fiscal year 2005.  The increase was mainly attributable to the percentage decreases of financial expenses, selling expenses and general and administrative expenses in 2006, as compared to the year of 2005.

Income taxes.  We incurred income taxes of $1.1 million in fiscal year 2006, an increase of $0.75 million, compared to $0.3 million in fiscal year 2005.  We operate through our three directly or indirectly wholly-owned subsidiaries Junan Hongrun, Luotian Lorain, and Beijing Lorain and one majority-owned subsidiary Shandong Lorain of which we own 80.2% of the equity (directly and indirectly).  As approved by local tax authority in the PRC, all the four companies were granted a “tax holiday” that allows them to be exempt from both the national and local income taxes for the first two profitable years followed by a 50% tax exemption in the next three years.  The four companies started to enjoy the preferential tax policy from 2001, 2004, 2006 and 2007 respectively.  The table below shows the detailed income tax rate for the four companies.

Income Tax Rate	2004	2005	2006	2007	2008	2009
Junan Hongrun	0%	0%	15%	15%	15%	30%
Luotian Lorain	33%	33%	0%	0%	15%	15%
Beijing Lorain	33%	33%	33%	33%(1)	33%(1)	33%(1)
Shandong Lorain	15%	15%	30%	30%	30%	30%

(1)  We are attempting to get a tax holiday on Beijing Lorain that would bring our tax rate to 0%, 0% and 15% for Beijing Lorain for the tax years to end December 31, 2007, 2008 and 2009.

Minority Interest. The Company holds 80.2% of the equity of its subsidiary Shandong Lorain. Therefore, in calculating minority interest according to this proportion against the Shandong Lorain’s historical financial data, the minority interest of the Company was $0.4 million in 2005 and $0.41 million in 2006.

Net income.  Net income increased $2.1 million, or 54.8%, to $5.93 million in fiscal year 2006 from $3.83 million in fiscal year 2005, as a result of the factors described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues.  Net Revenues increased $2.5 million, or 8.9%, to $30.2 million in fiscal year 2005 from $27.7 million in fiscal year 2004. This slight increase was mainly attributable to the increased market demands for our products in both domestic market and international markets. On June 2004, one of our former subsidiaries, Shandong Green Safety Import & Export Co., Ltd (“Green Safety”), a food trading company was spun off.  Based on this fact, the revenues in 2004 in the above financial statement include the revenues generated by both our company and Green Safety, whereas the revenues in 2005 only include our company’s revenue, not including the revenue generated by Green Safety.  Even with the spin-off, our company still realized slightly increased revenue in 2005, as a result of a successful marketing strategy and huge market demand for our products in fiscal year 2005.

Cost of Revenue.  Our cost of revenue increased $1.2 million to $22.2 million in fiscal year 2005 from $21.1 million in fiscal year 2004.  This increase was mainly due to the increase in sales volume.  As a percentage of revenues, the cost of revenues decreased to 73.7% in fiscal year 2005 from 76% in fiscal year 2004. The increased gross margin was mainly attributable to the spin-off of our former subsidiary, Green Safety.  The gross margin for Green Safety was much lower than the gross margin of our on-going operations.  Due to the spin-off of the low gross margin subsidiary, our gross margin for our company increased in fiscal year 2005.

Gross Profit.  Our gross profit increased $1.3 million to $7.9 million in fiscal year 2005 from $6.7 million in fiscal year 2004.  Gross profit as a percentage of revenues was 26% in fiscal year 2005, as compared to 24% in fiscal year 2004. Such increase was due to the changes in cost of revenue described above.

Selling and Marketing Expenses.  Our selling and marketing expenses decreased $0.57 million to $1.1 million in fiscal year 2005 from $1.7 million in fiscal year 2004.  As a percentage of revenues, our selling and marketing expenses decreased to 3.6% in fiscal year 2005 from 6% in fiscal year 2004.  These decreases were due to additional promotional fees associated with the new products launched in 2004 (such as the Bottom-up Chestnut and Nitrogen Preserved Peeled Chestnut) being included in the 2004 numbers.

General and Administrative Expenses.  Our general and administrative expenses increased $0.04 million or 3.7%, to $1.18 million in fiscal year 2005 from $1.22 million in fiscal year 2004.  As a percentage of revenues, general and administrative expenses decreased to 4.07% in fiscal year 2005 from 4.27% in fiscal year 2004.  This percentage decrease was primarily attributable to more efficient controls of our general and administrative expenses.

Financial costs.  Financial costs increased $0.14 million to $1.5 million in fiscal year 2005 from $1.38 million in fiscal year 2004.  As a percentage of revenue, the financial costs increased to 5.03% in fiscal year 2005 from 4.97% in fiscal year 2004.  The increase was primarily a result of increased use of short term bank loans.

Income before Taxation.  Income before taxation was $4.5 million in fiscal year 2005, while the income before taxation was $3 million in fiscal year 2004.  The increase can be attributed to the reasons discussed above.

Income taxes.  We incurred income tax of $0.32 million in fiscal year 2005, an increase of $0.11 million, compared to $0.21 million in fiscal year 2004.

Minority Interest. The Company holds 80.2% shares of its subsidiary Shandong Lorain. The remaining 19.8% shares were held by Shandong Economic Development Investment Co. Ltd.  Shandong Economic Development Investment Co. Ltd. acquired the 19.8% shares of Shandong Lorain in 2005, which results in an allocation to minority interest of $0.4 million in 2005.

Net income.  Net income was $3.83 million in fiscal year 2005, an increase of $1.02 million, compared to the net income of $2.81 million in fiscal year 2004, as a result of the items previously described.

Liquidity and Capital Resources

General

We had approximately US$7.35 million (or approximately RMB 55 million) cash and cash equivalents as of May 3, 2007.  We received proceeds of approximately $18 million from the private placement completed on May 3, 2007.  We used most of the proceeds of the private placement to build infrastructure at several of our facilities, which allowed us to obtain preferential terms on the construction contracts to complete our expansion plans.  Specifically, the proceeds were used for the second-phase of construction at our Luotian facility, a sewage system at our Shandong Lorain facility, and an egg-processing facility at our Junan Lorain plant.  The total amount expended on the above items was approximately US$12 million.   We also allocated US$11 million including US$4 million from the proceeds and US$7 million from the cash balance as of June 30, 2007 as the working capital to purchase raw materials needed due to the expansion of production.

As of  September 30, 2007, we had cash and cash equivalents (including restricted cash) of $6.88 million.

Cash Flows Data: (in thousands of U.S. dollars)	Nine months ended September 30,		For year ended December 31,
	2007	2006	2006	2005	2004
Net cash flows provided by (used in) operating activities	(5,830)	9,310	7,968	(441)	65
Net cash flows provided by (used in) investing activities	(5,401)	(9,881)	(12,326)	(3,015)	(4,654)
Net cash flows provided by (used in) financing activities	18,110	(4,938	(921)	5,933	4,056

Operating Activities

Net cash used in operating activities was $5.83 million for the nine months period ended September 30, 2007, which is an decrease of $15.14 million from net cash provided by operating activities of $9.31 million for the same period of 2006.  Due to increased marketing efforts and our ability to fund increased purchases of raw materials and inventory as a result of our private financing in May 2007, we generated a substantial increase in sales for the period ended September 30, 2007, compared to the same period in 2006.  As a result of the increase in sales, our accounts receivable balance increased significantly .  We offer credit terms of between 90 to 180 days to most of our international distributors and between 30 to 120 days for many of our domestic distributors.  Our main supermarket customers, such as global retailers Carrefour and Metro Supermarket, receive repayment terms that require repayment 2 to 3 months after our products are delivered.   However, our cash flow suffers while waiting for such repayment because we must pay for raw materials and labor related to such sales before receiving payment for goods sold.  Accordingly, our cash provided by operating activities decreased because accounts receivable increased significantly.  We believe that payment terms provided to our customers are reasonable and our accounts receivable are properly valued and are recoverable. Net cash provided by operating activities was approximately $8 million in 2006, which is an increase of $8.4 million from the $(0.4) million net cash used in operating activities for the same period in 2005. The increase of net cash provided by operating activities was mainly attributable to the decrease of  payable and less inventory at year end resulting in greater operating cash flows as compared to 2006.  The decrease of the payable in 2006 was mainly due to the substantial increase of sales revenues which enabled us to have more cash to pay off the payable in a quicker manner. In addition, our working partners have provided us the longer period of payment term which reduce our payable to some extent.

Net cash provided by operating activities was $(0.4) million in fiscal year 2005, which is a decrease of $0.465 million from the $0.065 million net cash provided by operating activities in fiscal year 2004. The decrease was mainly attributable to increased operating profit, which was partially offset by increase in inventories as a result of expanded production.

Investing Activities

Our main uses of cash for investment activities are payments for the acquisition of property, plants and equipment.

Net cash used by investing activities for the nine months period ended September 30, 2007 was $5.4 million, which is an decrease of $4.48 million from net cash used in investing activities of $9.88 million for the same period of 2006. The decrease was primarily due to the decrease in restricted cash in 2007, as compared to the year of 2006.

Net cash used in investing activities in fiscal year 2006 was $(12.33) million, which is an increase of $9.33 million from net cash used in investing activities of $(3) million in fiscal year 2005 due to acquisition of more equipment to expand our production.

Net cash used in investing activities in fiscal year 2005 was $(3) million, which is a decrease of $1.65 million from net cash used in investing activities of $(4.65) million in fiscal year 2004 due to increase of production from Beijing Lorain and Luotian Lorain.

Financing Activities

Net cash provided by financing activities for the nine months period ended September 30, 2007 was $18.11 million, which is an increase of $23.05 million from $4.94 million net cash used in financing activities during the same period of 2006.  The increase of the cash provided by financing activities was primarily a result of the increase of additional paid-in capital, resulting from the private placement transaction that closed in May, 2007.

Net cash provided by financing activities in fiscal year 2006 was $(0.92) million, which is a decrease of $6.85 million from $5.93 million net cash used in financing activities in fiscal year 2005. The decrease of the cash provided by financing activities was mainly attributable to new borrowings to fund working capital for expanded production and sales.

Net cash used in financing activities in fiscal year 2005 totaled $5.93 million which is an increase of $1.87 million from $4.06 million net cash used in financing activities in fiscal year 2004. The increase of the cash used in financing activities was mainly attributable to the repayment of borrowings with cash provided by operating activities.

Loan Facilities

As of September 30, 2007, the amounts and maturity dates for our bank loans were as follows:

All amounts, other than percentages, in thousands of U.S. dollars.

Banks	Amounts	Beginning	Ending	Duration
Junan County Construction Bank	399.06	08/31/2006	08/31/2007*	12 months
Junan County Construction Bank	333.88	09/08/2006	09/07/2007*	12 months
Junan County Agriculture Bank	266.04	11/03/2006	11/02/2007	12 months
Junan County Agriculture Bank	678.41	11/16/2006	11/15/2007	12 months
Junan County Industrial and Commercial Bank	735.61	12/11/2006	11/15/2007	12 months
Linyi Commercial Bank	199.53	11/30/2006	11/29/2007	12 months
Junan County Agriculture Bank	478.88	12/06/2006	12/05/2007	12 months
Junan County Agriculture Bank	505.48	12/06/2006	12/05/2007	12 months
Junan County Construction Bank	1,197.19	09/17/2007	12/06/2007	3 months
Junan County Industrial and Commercial Bank	1,995.32	08/23/2007	12/07/2007	4 months
Junan County Industrial and Commercial Bank	630.52	12/11/2006	12/10/2007	12 months
Junan County Industrial and Commercial Bank	226.14	12/14/2006	12/15/2007	12 months
Junan County Construction Bank	399.06	09/27/2007	12/18/2007	3 months
Junan County Construction Bank	399.06	09/27/2007	12/18/2007	3 months
Junan County Construction Bank	345.86	09/27/2007	12/18/2007	3 months
Junan County Agriculture Bank	79.81	08/02/2007	01/08/2008	12 months
Junan County Industrial and Commercial Bank	133.02	01/11/2007	01/10/2008	12 months
Junan County Industrial and Commercial Bank	532.08	01/12/2007	01/11/2008	12 months
Junan County Agriculture Bank	224.81	08/14/2007	01/11/2008	5 months
Junan County Agriculture Bank	336.54	09/12/2007	01/11/2008	4 months
Junan County Industrial and Commercial Bank	465.57	01/31/2007	01/18/2008	12 months
Junan County Industrial and Commercial Bank	532.08	01/31/2007	01/18/2008	12 months

Junan County Industrial and Commercial Bank	532.08	06/08/2007	01/29/2008	8 months
Linyi Commercial Bank	598.60	02/07/2007	02/06/2008	12 months
Linyi Commercial Bank	524.46	02/10/2007	02/09/2008	12 months
Junan County Industrial and Commercial Bank	1,330.21	03/06/2007	03/05/2008	12 months
Junan County Construction Bank	345.86	06/06/2007	03/05/2008	9 months
Junan County Industrial and Commercial Bank	399.06	08/16/2007	03/07/2008	7 months
Jinan, China Merchants Bank	1,330.21	09/13/2007	03/13/2008	6 months
Junan County Agriculture Bank	119.72	06/14/2007	06/07/2008	12 months
Junan County Agriculture Bank	39.91	06/14/2007	06/07/2008	12 months
International Trust & Investment Co., Ltd.	1,330.21	06/14/2005	06/13/2008	36 months
Junan County Agriculture Bank	532.08	06/30/2007	06/29/2008	12 months
Junan County Agriculture Bank	106.42	06/30/2007	06/29/2008	12 months
Junan County Agriculture Bank	492.18	07/04/2007	07/03/2008	12 months
China Agricultural Bank, Miyun Branch	266.04	07/18/2007	07/18/2008	12 months
Junan County Construction Bank	319.25	07/24/2007	07/23/2008	12 months
Junan County Agriculture Bank	186.23	08/02/2007	07/25/2008	11 months
China Agricultural Bank, Luotian Square Branch	1,010.96	08/30/2007	08/30/2008	12 months
Junan County Construction Bank	249.75	09/18/2007	09/17/2008	12 months
Junan Agricultural Development Bank	1,330.21	09/28/2007	09/26/2008	12 months
Bank of China, Junan Branch	5.32	09/19/2006	09/30/2008	8 months
Total	22,142.71

* Two of the loans listed in the table above have stated expirations prior to September 30, 2007. These loans were disbursed under a special aid development program and were not required to be repaid by their stated expiration date. We are not in default on these loans.  We intend to repay the loans in accordance with the special aid development program's terms and conditions.

As shown in the above table, we have $22.14 million in loans maturing on or before the end of September 30, 2008.

In past years, including 2007, we financed our operations through net income and bank loans. We have maintained a good relationship with four major national banks in China (International Trust & Investment Co., Ltd., Junan County Construction Bank, Junan County Industrial and Commercial Bank and Junan Agricultural Development Bank) that have provided us with sufficient support of funding through short-term and long-term loan historically.  Beginning in 2007, we utilized other national and local banks because of our increased demand for working capital resulting from our substantial growth of business.  For instance, we established business relationships with Jinan Commercial Bank and Linyi Commercial Bank that provided  US$2.7 million in loans for working capital to purchase raw materials in 2007, which was sufficient to meet our remaining capital needs in 2007.

We expect to finance our operations and working capital need in 2008 through net income and additional bank loans.  We anticipate that sales will continue to increase in 2008 and that net income will provide a greater contribution to operating cash needs than in past years.  We currently plan to finance or refinance US$40 million over the next 12 months in order to support the projected expansion of our production in 2008.  Currently, we have negotiated loan agreements with Linyi Commercial Bank and some banks in Junan County for a total of US$3.5 million. We have had negotiations with a few other financial institutions (local and national), which have agreed to provide us short-term working capital loans throughout 2008, however no such loan arrangements have been finalized or funded.  We can provide no assurances that we will be able to enter into any loan or refinancing agreements on terms favorable to the Company, if at all.  We also have no current credit facilities or other lines of credit.  If we are unable to complete any such financing or refinancing efforts, our net income may not be sufficient to satisfy our working capital and operating expansion needs in 2008 and our operations and financial condition may be negatively impacted.

Obligations under Material Contracts

We do not have any material contractual obligations as of September 30, 2007.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any.  We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

•

Method of Accounting -- We maintain our general ledger and journals with the accrual method accounting for financial reporting purposes.  The financial statements and notes are representations of management.  Accounting policies adopted by us conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

•

Use of estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

•

Principles of consolidation -- The consolidated financial statements are presented in US Dollars and include the accounts of the Company and its commonly controlled entity.  All significant inter-company balances and transactions are eliminated in combination.

  As of September 30, 2007, the particulars of the commonly controlled entities are as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Registered capital
Shandong Green Foodstuff Co., Ltd	PRC	80.2	$12,901,823	(RMB 100,860,000)
Luotian Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)
Junan Hongrun Foodstuff Co., Ltd	PRC	100	$2,430,445	(RMB 19,000,000)
Beijing Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)

Accounting for the Impairment of Long-Lived Assets -- The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes.  Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the reporting periods, there was no impairment loss.

Revenue recognition--The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

Recent accounting pronouncements

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions.  This Interpretation requires that the Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute.  The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal year.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements.  In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No.108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006.  The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115” (SFAS No. 159), which allows for the option to measure financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  The objective of SFAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions.  SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

The Company does not anticipate that the adoption of the above standards will have a material impact on these consolidated financial statements.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations.  Our raw materials are mostly fresh agricultural products.  Therefore, we are subject to production seasonality by product, though we are able to maintain overall year-round production.  Specifically, the main processing season for chestnut products is from the latter half of August to the next January.  During the busy season, our chestnut production lines are running with full capacity.  Other than this period, we still maintain a small amount of chestnut production by using frozen chestnuts.  However, this pattern may change, as a result of new market opportunities or new product introductions.

Off-Balance Sheet Arrangements

We do not have any off-balance arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates are fixed for the terms of the loans, the terms are typically 12 months and interest rates are subject to change upon renewal.  Since September 16, 2007 China People’s Bank has increased the interest rate of RMB bank loans with a term of 6 months or less by 0.27%, and loans with a term of 6 to 12 months by 0.27%. The new interest rates are 6.48% and 7.29% for RMB bank loans with a term 6 months or less and loans with a term of 6-12 months, respectively.  The change in interest rates has no impact on our bank loans that were made before September 15, 2007. There was an increase of interest expense of approximate $10,587 from the loan we contracted after September 15, 2007. Management monitors the banks’ interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues, if the selling prices of our products do not increase with these increased costs.

CORPORATE STRUCTURE AND HISTORY

Our Corporate Structure

We are a Delaware corporation that was incorporated on February 4, 1986.  From our inception in 1986 until May 3, 2007, when we completed a recapitalization transaction with Lorain Holding, we were a blank check company and did not engage in active business operations other than our search for, and evaluation of, potential business opportunities for acquisition or participation.

Lorain Holding was incorporated in the Cayman Islands in August 2006.  Lorain Holding presently has two direct, wholly-owned Chinese operating subsidiaries:  Luotian Lorain and Junan Hongrun, one indirect wholly owned operating subsidiary: Beijing Lorain, and one majority-owned subsidiary, Shandong Lorain, which is 80.2% owned by us (with Shandong Economic Development Investment Co. Ltd. owning the remaining 19.8% interest).  We sometimes refer to these four Chinese operating subsidiaries as the Lorain Group Companies.

Shandong Lorain was formed in 1995; Junan Hongrun was formed in 2002, and Luotian Lorain and Beijing Lorain were both formed in 2003.

On May 3, 2007, we completed a recapitalization of Lorain Holding through a share exchange with Lorain Holding’s former stockholders.  Upon completion of the recapitalization,  Lorain Holding became our wholly-owned direct subsidiary and we have assumed the business operations and strategy of Lorain Holding and its Chinese subsidiaries.  On July 17, 2007, we changed our name from “Millennium Quest, Inc.” to “American Lorain Corporation” to better reflect our new business plan and strategy.

Acquisition of Lorain Holding and Our Related Equity Financing Transaction.

On April 10, 2007, Millennium Quest, Inc. (who would later become our corporate parent and change its name to American Lorain Corporation) completed the sale of an aggregate of 100,000 restricted shares of its Series A Preferred Stock to HFI for a cash purchase price of $455,000 pursuant to a Stock Purchase Agreement entered into between Millennium Quest, Inc. and HFI dated as of April 5, 2007.  The Series A Preferred Stock issued was entitled to 428.56 votes per share and represented approximately 90% of the capital stock and voting control of the Company as of the date of such acquisition.

Through the recapitalization of Lorain Holding we acquired all of the issued and outstanding capital stock of Lorain Holding, which became our wholly-owned subsidiary, and in exchange for that capital stock we issued to the former stockholders of Lorain Holding 697,663 shares of our Series B Voting Convertible Preferred Stock, which were subsequently converted into 16,307,872 shares of our common stock on July 17, 2007, immediately following the effectiveness of an amendment to our charter that, among other things, increased the number of our authorized shares of common stock from 20,000,000 to 200,000,000.  Upon the consummation of the recapitalization, the former stockholders of Lorain Holding became our controlling stockholders.

Upon the closing of the recapitalization, Timothy P. Halter, our former sole director and officer, submitted his resignation letter pursuant to which he resigned from all offices of American Lorain that he held effective immediately and from his position as our director that became effective on May 13, 2007, the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14f-1 of the Securities Exchange Act of 1934.  Si Chen, our Chairman, was appointed as our director and Chairman at the closing of the recapitalization of Lorain Holding and Mr. Chen became the sole director on the board of the directors on May 13, 2007, when Mr. Halter’s resignation from the board became effective.

Contemporaneous with the recapitalization, we also completed a private placement transaction in which we issued and sold to accredited investors 604,674 shares of our Series B Voting Convertible Preferred Stock for gross proceeds of approximately $19.8 million.  These shares of Series B Voting Convertible Preferred Stock were converted into 6,990,401 shares of our common stock.  The conversion took place at the effective time of an amendment to our certificate of incorporation that, among other things, increased the number of shares of our authorized common stock from 20,000,000 to 200,000,000.  We had to increase our authorized common stock so that there would be enough shares of authorized common stock available for issuance upon conversion of our Series B Voting Convertible Preferred Stock.

In connection with the private placement mentioned above, our majority stockholder, Mr. Akazawa, entered into an escrow agreement with the private placement investors.  Pursuant to the escrow agreement, Mr. Akazawa agreed to certain “make good” provisions.  In the make good escrow agreement, we established minimum after tax net income thresholds of $9.266 million for the fiscal year ending December 31, 2007 and $12.956 million for the fiscal year ending December 31, 2008.  If the minimum after tax net income thresholds for the fiscal year 2007 or for the fiscal year 2008 are not achieved, then the investors will be entitled to receive additional shares of our common stock based upon a pre-defined formula agreed to between the investors and Mr. Akazawa.  Mr. Akazawa deposited a total of 302,365 shares of our Series B Voting Convertible Preferred Stock, which have subsequently been converted into 14,134,254 shares of our common stock, into escrow with Securities Transfer Corporation under the escrow agreement.

Our corporate structure is as follows:

Footnotes:

1 – Includes 626,397 shares of common stock owned by Halter Financial Investments, L.P. and 678,596 shares of common stock owned by Halter Financial Group, L.P.

2 – Mr. Akazawa has granted an option to our sole director and Chief Executive Officer, Mr. Chen, allowing Mr. Chen to buy 90% of Mr. Akazawa's interest in the Company at a fixed price at a future time in accordance with the terms of an option agreement between the two parties.

OUR BUSINESS

Overview of Our Business

We are engaged in the development, manufacture and sale of convenience foods, chestnut products, and frozen, canned and bulk foods.  We operate through our indirect Chinese subsidiaries.  Our products are sold in 19 provinces and administrative regions in China and 23 foreign countries.

We produce hundreds of varieties of food, which can be categorized into three types: chestnut products, convenience food including ready-to-cook or RTC meals, ready-to-eat or RTE meals and meals ready-to-eat or MRE, and frozen, canned and bulk foods

..

Our Industry

General

According to the USDA Economic Research Service, global food retail sales exceed $2 trillion annually, with supermarkets and hypermarkets (combination supermarket and department store) accounting for 53% of sales in 2003.  The global food industry is fragmented with the world’s top 50 food manufacturers’ share of packaged food retail sales at less than 30% of the total market as of 2003 according to the Euromonitor (2004).

Global Food Market Trend

As disposable income of consumers has increased in many countries during the past few decades, consumers have begun to purchase fewer staples and more high-value food items, which are products such as meat, dairy, pasta, and frozen vegetables (as opposed to lower value items like rice or wheat).  According to USDA, global sales of high-value products have been growing, with sales increasing by 25% since 1998.  Food manufactures and suppliers responding to the trend have increased their investment in processing facilities or purchase of high-value foods.  The decision of whether locally producing or purchasing often depends on the nature of products, regulation, environment and transaction cost comparison. Our products have been developed and are being developed to cater to the growing high-value food market.

Global Consumption Trend

According to the USDA, packaged foods account for a large share of total food expenditures among customers in high-income countries and the demand for convenience is growing.  The United States, European Union and Japan account for over 50% of global sales of packaged foods.  In developing countries, market retail trends also indicate strong growth in sales of packaged foods and demand for convenience.  We hope to capitalize on the increasing sales of convenience foods and other high-value foods by increasing our production as the demand grows.

China’s Food Market

As incomes rise and urbanization increases within China, Chinese consumers are changing their diets and increasing demand for greater quality, convenience and safety in food.  China’s food market is becoming segmented and demand for quality food by high-income households has fueled recent growth in the availability of such foods within the Chinese retail market.  China’s urban per capita food expenditure in 2004 was RMB 2,710 (approximately $327), up 12% from that of 2003 (USDA, Economic Research Report No. ERR-32).

Convenience Food Industry

There is an increasing demand for convenience foods in developed countries, as well as among wealthy segments in developing countries.  According to the USDA, the changes in food consumption patterns are largely driven by income growth and demographic factors, particularly lifestyle changes brought about by urbanization and similar forces.

According to a global online AC Nielsen Consumer Survey of 22,000 internet users around the world conducted in June 2006:

20% of all respondents frequently buy convenience food while 45% of all respondents buy convenience food occasionally;

56% of all respondents do not have enough time to cook (55% of respondents in the Asia Pacific region did not have enough time to cook);

25% of consumers who eat convenience food prefer all-in-one meals; and

44% of consumers make their purchases at a supermarket.

Chestnut Industry

The chestnut belongs to the Fagaceae family, along with oaks and beech trees.  The chestnut, in contrast to many other tree nuts, contains small quantities of oil and is very high in complex carbohydrates.  This makes them useful for a wider food range than other common ‘oily’ type nuts.  They are a very wholesome and nutritive food.

The following table compares the nutritional composition of chestnuts to apples:

Nutritional composition of Chestnut compared with Apple (per 100 g fresh fruit)
Constituent	Chestnut	Apple
Water (%)	52.5	84.8
Protein (g)	2.9	0.2
Fat (g)	1.5	0.6
Carbohydrate, total (g)	42.1	14.1
Thiamine (mg)	0.22	0.03
Riboflavin (mg)	0.22	0.02
Niacin (mg)	0.6	0.1
Calcium (mg)	27	7
Phosphorus (mg)	88	10
Iron (mg)	1.7	0.3
Sodium (mg)	6	1
Potassium (mg)	454	110
Source: USDA 1964, Handbook No. 8

According to the United Nation FAO Statistics Division (2006), China is the largest grower of chestnuts followed by Korea and Japan.  In 2004, China’s production accounted for approximately 72% of the world’s total chestnut production.  Japan, Korea, China and the European Union are also large consumers of chestnuts.  The total consumption in these areas accounted for 89.8% of the world’s total consumption in 2004.  The compound annual growth rate of world consumption of chestnuts is approximately equal to the compound annual growth rate of world production of chestnuts in the period of 2000 to 2004, which was 3.6%.

In recent years, the chestnut production in Korea and Japan have declined.  This has been attributed to the increasing labor costs and operational costs incurred in growing chestnuts.  Because of the slowing domestic production, Korean and Japanese customers have grown to rely more on imported chestnut products.

Chestnuts are harvested in the fall.  Traditionally, people eat chestnuts in the fall and winter.  Chestnuts are commonly steamed, boiled, sugar stir-fried, roasted or added into dishes or desserts as an ingredient.  Chestnut fruit is covered in a red inner skin and an outer hard shell.  Chestnuts are typically peeled after being processed by traditional approaches.

Frozen, Canned and Bulk Food Industry

Frozen, canned and bulk foods are a large portion of the food industry.  In 2006, China exported 4.42 metric tons of frozen vegetables, an increase of 8.55% over 2005 levels. From 1997 to 2003 the value of canned good sales in the China rose by 59.27 per cent. In volume terms, the market grew to 2.2 million tons by the year 2003, an increase of 45.39 per cent over 1997. Generally, China’s agricultural exports rose  from $15.4 billion to $19 billion from 2003 to 2005.

Our Products, Production Processes and Services

Our products are categorized into the following three types: convenience food, chestnut products, and frozen, canned and bulk food.

Convenience Foods

Our convenience food products are: ready-to-cook or RTC food products, ready-to-eat or RTE food products and meals ready-to-eat or MRE food products.  Our convenience food products are seasoned foods.  RTCs can be served after a couple of easy preparatory steps.  RTEs can be consumed immediately and MREs are basically meal kits with self heating devices.  Our convenience food products fit the modern food demands of consumers who require safe, wholesome, and tasty food that requires very little time or preparation.

Our best selling RTCs are Oden eggs and Cattle Bone Soup.  Typically, when preparing an RTC, customers only need to heat the food in microwaves, or boil it for several minutes before enjoying the meal.

We also produce RTEs, the best selling of which is Smoked Fish and Stewed Beef with Sauce.  Other RTEs include spiced belt fish, cherry tomato, spicy pork fillet, pork and egg roll, pears and pineapples.

Our MREs are meal kits with self-heating devices (thus differing from the MRE food products which US customers associate with the phrase MRE).  We produce various MREs focused on Chinese cuisine, the best sellers of which are our stir fried rice and stir fried noodles.  Other MREs are based on other styles of food, such as Italian cuisine.

Our MREs are used in both military and civilian uses, such as camping, traveling, meals on trains, and other situations where a person does not have access to traditional cooking supplies and equipment, such as a stove or microwave.

Chestnut Products

We produce approximately 45 high value-added processed chestnut products, the best selling of which are our aerated open-bottom chestnuts (chestnuts packaged with nitrogen), sweet heart chestnuts (which are sweet preserved chestnuts), chestnuts in syrup (which is very popular in Japan and Korea), and chopped chestnut kernels.  In addition, we have begun preliminary production of a chestnut extract that is produced from the chestnut’s inner skin (the extract had previously been discarded in the production process).  We plan to sell this extract to Japanese food processors who sell the extract for use as an additive to foods and beverages.

Frozen, Canned and Bulk Food

We produce various frozen, canned and bulk foods, including frozen vegetables, frozen fruits, frozen fish, and frozen meats.  The best selling frozen, canned and bulk foods are our chestnuts in syrup, frozen peas, and frozen chestnuts.  Although they contributed 33.7% of the total revenue in 2006, the frozen, canned and bulk products’ gross margins are lower than the margins for chestnut products and convenience foods.  However, the frozen, canned and bulk food portion of our business is able to mitigate the significant production seasonality of chestnut products and increase the utilization rate of our production capacity.

Our Manufacturing Facilities

General

We are presently operating four facilities two of which are located in Junan County, Shandong Province, one in Luotian county, Hubei Province, and one in Miyun county, Beijing.  The following table provides the name of our facilities, the year that operations commenced at the facilities and the size of the facilities.

Facility	Year Operations Commenced	Construction Size (square meter)
Junan Hongrun	2002	25,665
Shandong Lorain	1995	15,392
Luotian Lorain	2003	9,558
Beijing Lorain	2003	20,290

Current Production Lines

We currently manufacture our products using 13 production lines, including deep-freezing lines (which are used to freeze raw materials for year-round production and to produce frozen food), canning lines (which are used to produce canned food and canned chestnut products) and convenience food lines (which are used for producing RTCs, RTEs and MREs, all of which have nitrogen preservation capacity).

The following table shows the types of production lines at each facility, the product produced and the production capacity:

Facility	Production Lines	Amount	Capacity (metric tons per line per year)	Product
Shandong Lorain	Deep-freezing line	1	9912	Chestnut products Canned and frozen food Convenience food
	Convenience food line	1	1425
Junan Hongrun	Deep-freezing line	1	9912	Chestnut products Canned and frozen food
	Canning line	4	5767
Beijing Lorain	Deep-freezing line	1	9912	Chestnut products Frozen and canned food Convenience food
	Convenience food line	3	1425
Luotian Lorain	Deep-freezing line	1	9912	Chestnut products Frozen and canned food RTC & RTE (mainly fish)
	Convenience food line	1	1425

We allocate the production lines for our various products among our facilities based upon the location of the facilities to take advantage of efficiencies in transportation of required raw materials.  For example, all of our fish products are manufactured by Luotian Lorain, because the Luotian region is an area that has an abundance of the fish that we use as a raw material.

Although our production lines are multi-functional, we only have regulatory approvals for products that are currently in production at our facilities.  We produced 192 products in 2007.  If we wish to produce other products at these facilities in the future, we would have to obtain additional regulatory approvals.   If we are unable to obtain regulatory approval to produce a particular product in a timely manner, if at all, then we would not be able to generate revenues to offset any expenses related to R&D to produce such product and any acquisitions of equipment to produce such product.  We do not believe that any such expenses related to any particular product is material to the company as a whole.  In addition, we do not believe that our inability to produce any particular product is material to the business as a whole because we can replace such product with other products.  However, if we were unable to obtain regulatory approvals to produce a broad class of products or several products at one time, our ability to generate revenues my be harmed, which could materially and adversely effect our operations and financial condition.

We have consistently successfully obtained required approvals in the past – we produced 192 products in 2007 – and we believe that we will not face material problems obtaining required approvals for new product offerings during 2008.

Our production lines and facilities have all been designed to meet the standards and requirements of Japan, Korea, the United States and the European Union, which are our main export markets.  We employ advanced methods of quality control, including obtaining ISO 9001 and BRC certifications that distinguish our products both in domestic and international markets.  In particular, the approvals from Japanese government of our chestnuts and other convenience foods to be imported to Japan have been helpful in allowing us to advocate our government to grant approvals for our new products.

Due to our long-term involvement in our local economy, the local government has shown support of our business development objects.  For instance, the government has provided several aid programs to assist us to expand our manufacturing facilities, to secure the planting of raw materials, or to provide resources that support us financially and/or operationally. Our company has followed the governmental regulations and has met their requirements to obtain continuing aid. Because of this relationship, we have successfully obtained approval for our new products as we have requested that and accordingly we have not had any impact on our financial condition due to the lack of regulatory approval.

With limited exception, we produce our products all year round.  Earlier in our company’s history some of our production lines experienced times when they ran at less than full capacity due to the fact that our production focused almost solely on chestnut products.  More recently, we have produced various different types of food products, mainly in three categories: chestnut products, processed food and convenience food.  Increasing market demand has caused us to expect all our production lines to be running at their full capacity throughout the year.  Our newer facilities have a multiple-function design to adjust production seasonally to avoid periods of less than full capacity production.

Currently, most of our processed and convenience foods are produced at our Beijing Lorain plant.  We have expanded those facilities when we reconstructed that factory after a fire in May of 2007.  The new facilities are projected to satisfy existing and increasing market demand for convenience food.  In addition, our new production line for processed food is expected to launch production by May, 2008 and hopefully will significantly enhance our capacity to sufficiently support the existing and projected demand for convenience food.

Overall, we expect to be able meet our demand for our products; however, we have had adopted alternate plans for the short-term periods that we project that our capacity will not be enough to satisfy existing or future demand for our convenience food products.  In the future, we plan to look into seeking a possible OEM partner to assist in producing some of our convenience food products while our new facilities are still under construction.  We do not see any material impact on our financial results when wed do not have full capacity to satisfy existing or increasing demand for our convenience food products.

Proposed Production Lines

We expect that our convenience food and chestnut products will be our main profit centers in 2007.  Convenience food is the fastest growing portion of our business and the main catalyst of our growth. Currently, most of our processed and convenience foods are produced at our Beijing Lorain plant.  We have expanded those facilities when we reconstructed that factory after a fire in May of 2007.  The new facilities are projected to satisfy existing and increasing market demand for convenience food.  In addition, our new production line for processed food is expected to launch production by May, 2008 and hopefully will significantly enhance our capacity to sufficiently support the existing and projected demand for convenience food.

Therefore, in 2007, we have constructed three new production facility additions to existing plants, some with multiple production lines (for a total of six new lines) for the production of our convenience food products.  In 2008, we plan to construct another new production facility addition at a new facility in Luotian county, China with three production lines for the production of our convenience food products and deep freezing.   Each new facility addition in 2007 will contain a convenience food line that that also allows for nitrogen preservation of products.  Finally, we plan to add additional frozen storage to complement the additional production lines.  We estimate that the cost of constructing these new facility additions will be approximately $17,525,000.

The following table describes the proposed new production lines for our convenience food products. Because we used the funds received from the May 3, 2007 private placement to fund infrastructure improvements and the purchase of raw materials, we must obtain loans from commercial banks to finance the construction of new production facility additions. Currently, we have negotiated loan agreements with Linyi Commercial Bank as well as banks in Junan County for a total of US$3.5 million.  If we require additional funds for  this production, we will have to seek additional loans or other financing.  We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Current Storage Capacity

			Capacity (metric	Proposed Year of
Facility	Production Lines	Amount	tons per line per	Expansion
Junan Hongrun	Convenience food line	2	1500	2007
Beijing Lorain	Convenience food line	3	1500	2007
Luotian Lorain	Convenience food line	2	1500	2007
New Facility	Deep Freezing Line	1	9912.5	2008
	Convenience food line	2	1500	2008

Storage of our raw materials and inventory is a critical element of our business.  Our raw materials, half-done and partially finished products need to be preserved in frozen storages (-18ºC to -20ºC) or constant temperature storages (-5ºC to 5ºC).

The following table illustrates on a facility by facility basis the type and capacity of our storage resources.

Facility	Storage	Number of Storage Units	Capacity (metric tons)
Junan Hongrun	Frozen Storage	5	2000
	Constant Temperature	8	4800
Shandong Lorain	Frozen Storage	5	2000
	Constant Temperature	3	1500
Luotian Lorain	Frozen Storage	8	4500
Beijing Lorain	Frozen Storage	4	1850
	Constant Temperature	3	1800
TOTAL		36	18,450

Future Storage Capacity

We plan to enlarge our storage capacity along with the planned expansion of our production capacity.  By the end of 2007, we expect that our total storage capacity will reach 22,450 metric tons, and by the end of 2008, we expect that our total storage capacity will reach 25,450 metric tons.

The following table illustrates our planned additional frozen and constant temperature storage capacity.

Facility	Storage	Capacity (metric ton)	Year of Expansion
Junan Hongrun	Frozen Storage	1000	2007
Luotian Lorain	Frozen Storage	2000	2007
Beijing Lorain	Frozen Storage	1000	2007
New Facility	Frozen Storage	3000	2008

Chestnut Harvesting Operations

Since 2003 we have grown our own chestnut trees in an attempt to reduce operating costs and ensure the availability of raw material supplies and quality of our products.  Although we have self-supplied a large portion of our fresh vegetable needs, our agricultural operations to date have not been a significant source of raw materials.

We believe the development of agricultural facilities is a good strategy for long-term cost-savings.  For instance, by growing Korean superior cultivar chestnuts domestically, we will be able to use our Korean-style chestnuts grown in China as a substitute for those imported from Korea.  Unlike most vegetables and fruits, chestnut trees have a 3-5 year growing phase before they can be harvested.  Our current chestnut planting base has been self-supplying chestnuts to our production since 2007.  By 2010, our current chestnut agricultural operations are projected to harvest around 700 metric tons of high-end chestnuts based on the number of tress currently planted and planned expansion of our chestnut agricultural operations.

Our current agricultural operations are illustrated by the following table.

Harvest	Area (Acre)	Location
Chestnut (Korean, Japanese, Australian cultivar)	329	Shandong
Chestnut (Japanese cultivar)	165	Beijing
Sticky Corn	329	Beijing
Green Pea & Sweet Corn	297	Beijing
Pumpkin	82	Heilongjiang

We plan to expand our agricultural operations this year.  Among other things, we plan to develop an 824 acre Korean-type chestnut farm, located in China.  The following table illustrates the proposed expansion of our agricultural operations. We plan to finance the expansion of our agricultural operations by applying for a subsidized loan with an amount of US$1 million from the local government. We also plan to use working capital loans and other regular loans to be provided by commercial banks for an aggregate of US$1,000,000. If we need more than US$2 million, we will have to seek additional loans or other financing.  We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Harvest	Area (Acre)	Location
Organic Chestnut	165	Beijing
Mixed Vegetables	494	Hebei
Japanese Pumpkin	329	Inner Mongolia

Production Seasonality

Our raw materials are mostly fresh agricultural products.  Therefore, we are subject to production seasonality by product, though we are able to maintain overall year-round production by altering the product in production to match the seasonally available raw materials.  For example, the main processing season for chestnut products is from the latter half of August to the next January.  During the busy season, our chestnut production lines are running with full capacity.  In other periods, we still maintain a small amount of chestnut production by utilizing frozen chestnuts.

The typical production seasons for our products are as follows:

•

We produce convenience foods year round.

•

We produce frozen, canned and bulk vegetables & fruits primarily from April through August, our peak season, although we do produce some frozen, canned and bulk vegetables & fruits throughout the year.

•

We produce our chestnut products from August through January of the following year.

Raw Materials

In 2006, about 85 percent of our raw materials consisted of agricultural products; 12 percent consisted of packaging materials and 3 percent consisted of condiments.

Our Supply Sources

Our business depends on obtaining a reliable supply of various agricultural products, including fresh produce, red meat, fish, eggs, rice, flour and chestnuts.  We self-supplied less than 5% of our total raw material needs in 2006 (by value).  In 2006, we procured approximately 16,181 metric tons of chestnuts and approximately 23,300 metric tons of vegetables and other raw materials from a number of third party suppliers and produced approximately 220 metric tons of chestnuts and approximately 1,980 metric tons of vegetables and other raw materials from our own agricultural operations.   In addition, we also purchased packaging materials, sugar, condiments and other products we need for production.

We believe that our raw materials are currently in adequate supply and are currently generally available from our diverse and abundant sources.  In order to manage our supplies of raw materials, we have implemented a multi-pronged procurement strategy:

1.

Each year we select suppliers that can offer us the best prices without compromising on quality.  We typically rely on many suppliers each year.  However, we have a long-term relationship with many international and domestic suppliers.  On average, we have a 4.51 year relationship with each of our largest suppliers, which leads to a well-established supply foundation based on long-term relationships.  The top 10 suppliers accounted for 17.22% of the total procurement in 2006 in value terms.  The following table lists the name of our top ten suppliers, the dollar value of the raw materials supplied and the percentage of total raw materials (by cost) supplied.

Top 10 Suppliers (2006)
Supplier	Supply Value $ 1USD=7.8RMB	Percentage of Total Raw Material Cost
Youli Duan	$856,300	2.99%
Youcun Min	783,192	2.74%
Fuzhou Jinlingsheng Food Company	698,401	2.41%
Guo Qi	511,085	1.79%
Guangquan Wang	432,039	1.51%
Hyup Sung Nongsan Agricultural	376,580	1.32%
Jianjiang Xu	339,333	1.19%
Shuaishuai Zhang	322,928	1.13%
Jinbao Yuan	315,887	1.1%
Hainong Co. Ltd.	302,651	1.06%

2.

We have also developed our own planting areas to help ensure we are able to get raw materials of sufficient quality and in sufficient quantity to supply our operations.  Although we currently only self-supply about 55 of our raw materials, we have successfully developed a 483-acre chestnut farm which is focused primarily on cultivating chestnuts that we would normally import from Korea, Japan and/or Australia.  A material harvest in the next Chestnut season will lower our dependence on imports.  Additionally, we also have developed a 329-acre sweet corn farm, an 82-acre Pumpkin farm, and a 297-acre green bean farm that will help supply the production of frozen and canned products next year.  The farms we own will not only secure the supply of raw materials to meet increased demand from the market, but will also reduce the cost of materials purchased and the reduce the impact of market price fluctuation of raw material prices on our operational costs.

3.

In 2007, the Chinese government implemented various programs to encourage businesses to advance agricultural industrialization.  Under the recently implemented governmental policies for agricultural development, we are planning to expand the farm we own to 2,500 acres gradually over the next 2 years.  Such expansion would allow us to meet a material portion of our raw material needs for future production.

4.

We have also established relationships with agricultural associations by signing supply agreements with those associations .  We have also invested in several agricultural product companies to expand our supply networks to ensure we have appropriate access for purchasing sufficient supplies for our production requirements.

Despite our efforts to control our supply of raw materials and maintain good relations with our suppliers, we could lose one or more of our suppliers at any time.  We believe that we could replace the loss of one or more suppliers with other domestic and international suppliers.  However, the loss of several suppliers may be difficult to replace and could increase our reliance on higher cost or lower quality suppliers, which could negatively effect our profitability. In addition, if we have to increase the number of our suppliers of raw materials and expand our own agricultural operations in the future to meet growing production demands, we may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs.  Although we have entered into a few supply contracts, they are inadequate for all of our supply needs.  In addition, reliance on foreign suppliers would likely increase costs and reduce our margins or profitability.  Any interruptions to or decline in the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

Procurement Cost Control

Our raw materials presently come from three sources: markets overseas, domestic procurement (excluding self-supply), and self-supply. Domestic procurement (including self-supply) is the biggest source of our raw materials in value terms and accounted for 90.5% of our total raw material costs in 2006 (self-supply has not been a significant source to date -- accounting for less than 5% of our total raw material costs in 2006).  In 2006, overseas procurement accounted for 9.5% of our total raw material costs.

In order to control procurement costs, we located our facilities near our raw material suppliers.  For example Junan Hongrun and Shandong Lorain are located in Shandong Province, which the National Bureau of Statistics of China reports is China’s largest supplier of fresh produce in volume terms.  Shandong Province is also a major chestnut producing region.

By using local procurement, we reduce our costs, especially transportation costs, and are able to acquire first-hand harvest and market information.  However, despite our efforts some raw materials with special properties must be imported.  For example, we have to use South Korean chestnuts and sugar to manufacture some chestnut products at the required quality level.  To reduce our dependence on imports, we have begun to grow Korean-style chestnuts in China and will expand the growing area in 2007, which will provide us with a substitute for these expensive imported chestnuts in the future.

We generally purchase the raw materials that we use to produce our products from wholesalers, who collect agricultural products directly from farmers.  However, we do occasionally work directly with farmers.  For instance, we operate an initiative we refer to as “Green-moist base” which involves a series of cooperation and lease agreements between Shandong Lorain, Beijing Lorain and local farmers.  The Green-moist base involves approximately 6,000 mu (approximately 1,000 acres) of land which is used primarily to produce Japanese and Korean style chestnuts, sticky corns, and pumpkins for our operations.

To ensure high quality, we have strict standards for our suppliers.  We have an internal procurement employee who travels to the harvest location during harvest season to select high quality materials and supervise the harvest process.  The prices of agricultural materials reflect external factors such as weather conditions, and commodity market fluctuations.  We are unable to control these external factors; however we strive to get the best prices each year for each product.  We have a procurement employee who stays at the harvest market during harvest season and sends back daily price information to us so that we can purchase raw materials at the best available prices.  Internationally, we collect daily reported price information and utilize it in our decision making process.  In addition, each year we predict the expected harvest yields.  If the harvest is expected to be good, we anticipate that the raw material price will decrease and we will use that information to lock in the best price.

Price changes may result in unexpected increases in production costs, and we may be unable to increase the prices of our products to offset these increased costs and therefore may suffer a reduction to our profit margins.  We do not currently hedge against changes in our raw material prices.  If the costs of raw materials or other costs of production and distribution of our products increase further, and we are unable to entirely offset these increases by raising the prices of our products, our profit margins and financial condition could be adversely affected.

Our Customers

In China, we sell our products to supermarket chains, large wholesalers, and others.  We are long-term suppliers of approximately 40 Wal-Mart stores and more than 30 Metro stores. We also supply to Carrefour, Hualian, Nong-gong-shan, Suguo, Jusco, Lianhua, and RT-mart.  We also sell to small customers through our contract sales representatives in order to reduce sale effort.  We plan to gradually increase the portion of direct sales to our supermarket and chain store clients by reducing the amount sales that are made through wholesalers.

Internationally, we sell directly to wholesalers, food processors and mass merchandisers.  Being in the food business for more than a decade, we have established long-term relationships with many international customers, especially in Japan and Korea.  Many of our customers are well known in their national food market.  We are a major chestnut product supplier to several customers, including Shinsei Foods Co. Ltd., Yamato and Traders Co., and Tokai Denpun Co.

Our top ten customers contributed 50.7% of the total revenue in 2006.  The following table names our largest customers and provides the dollar value of sales to these customers and the percentage contribution to revenues made by these customers.

2006 Top 10 Customers
Customers	Value	Contribution
Shandong Lvan Import & Export Co., Ltd.	$6,587,174.76	13.46%
Shinsei Foods	$5,584,708.14	11.41%
Wal-Mart (China)	$3,076,351.50	6.29%
Tokaid Denpun. Co.	$2,882,773.68	5.89%
Yamato and Traders Co.	$2,890,676.68	5.91%
The Sultan Center Co., Ltd	$1,453,985.67	2.97%
NC Sogo Kaihatsu Co., Ltd	$629,290.69	1.29%
Daiichi Metax Co.	$569,136.15	1.16%
Al Rabah Trading	$568,881.64	1.16%
Korea New Oriental	$557,955.37	1.14%
Total	$24,800,934.27	50.69%

Our Sales and Marketing Efforts

We seek to expand our client base by:

Direct sales communications with our larger customers, such as Wal-Mart;

Referrals from existing customers; and

Participating in domestic and international food exhibitions and trade conferences.

Domestically, in 2006, we sold 86.5% of our products directly to our customers with the remaining 13.5% being sold through Shandong Loan, a food trading company that we have contracted with.  Our sales area covers 19 provinces and administrative regions in China and 23 countries globally.

About 59% of our total export sales are to Japan and South Korea, about 7% of our total export sales are to the European Union; 33% of our total export sales are to Asia (outside of Japan and South Korea) and about 1% of our total export sales are to North America.

Our export sales destinations include:

•

Asian and Middle Eastern countries including Japan, South Korea, Singapore, the Philippines, Malaysia, Kuwait, the United Arab Emirates, Saudi Arabia, Yemen, Israel, and Qatar;

•

European countries, including Belgium, Germany, France, Netherlands, Spain, and Sweden; and

•

North American countries, including the U.S. and Canada.

Japan and South Korea are our largest foreign markets, accounting for approximately 59% of our 2006 total exports, followed by Asia (other than Japan or Korea) and Europe.

We have initiated brand, products marketing, and advertising activities since the second half year of 2007.  We sell our products both under the “Lorain” and “Yimeng Lorain” brand and under private labels.  We have not spent a significant amount of capital on advertising in the past.  However, we plan to commence a branding and advertising strategy in 2008 that will reinforce our domestic branding using customer promotions and media advertising, and establishing international branding by increasing our market presence, attending more international exhibitions and similar activities. Currently, our primary strategies are to seek the assistance of marketing and advertising professionals to showcase the competitive advantages of our products such as packing and brand recognition.  We have also planned to produce commercial ads and marketing materials to refresh and advance the market acceptance and recognition of our products.  We are planning to expend approximately US$1 million for marketing activities that focus mainly on China for the period from the second quarter of 2008 to the beginning of the third quarter of 2008, of which US$600,000 will be allocated to the broadcast of TV commercials, US$200,000 will be for newspaper ads, US$100,000 will be used for internet advertising, and US$100,000 will be used for planning and production expenses related to the advertising campaign.  We will also produce 1,000 sets of English-language marketing video packages to be delivered to potential clients outside of China who are interested in our products. The budget for these packages is about US$20,000.  The budget and the media to be used are summarized below.

	China
	Local Media		National Media
	Amount	Percentage	Amount	Percentage
TV Commercials	0.2 million	33.3%	0.4 million	66.7%
Newspaper Ads	0.15 million	75%	0.05 million	25%
Internet Advertising	0.1 million
Advertising Campaign	0.1million

To finance the campaign, we plan to obtain a US$500,000 working capital loan from a commercial bank and to use another US$500,00 from our net income over the period from the third quarter of 2007 to the beginning of the third quarter of 2008. We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Our Competition and Our Market Position

The overall food market is fragmented.  According to the USDA, the world’s top 50 food manufacturers’ shares of packaged food retail sales was less than 30% of the total in 2003.  We do not have a significantly large market share, and are subject to different competitive conditions in each business division.

Chestnut Products

The world market for chestnut products is highly fragmented.  The total world-wide consumption of chestnuts was around 1 million metric tons in 2004, according to the UDSA.

We compete primarily on the basis of the uniqueness of our products, quality, price and market recognition.  We utilize proprietary and patent pending technology in the production of our chestnut products.  We recently received notice of the acceptance of the patent application but we have yet to finalize the formal process of obtaining the patent. We believe that the use of this technology gives us an advantage over our Chinese competitors by allowing us to produce chestnut products that are superior in quality and to offer more varieties of products than those of our Chinese competitors.  We believe that we enjoy cost advantages over our foreign competitors due to the lower labor and procurement costs in China.

Our strongest competitors in the Chestnut product market are Hebei Liyun and Foodwell (a Korean company).

Convenience Food Products

The production and sale of convenience food products is currently only a small portion of our total production, but we expect convenience foods to be an important growth area for us in the future.

Convenience food products market competition is based mostly upon quality and product variety.

We use modern food processing technology, such as nitrogen preservation and self heating devices, in the production of our convenience food products.  Nitrogen preservation is an innovative technology which has not been widely applied in China.  With an increasing demand for wholesome, tasty and safety convenience food we can utilize our established relationships with numerous customers, especially large supermarket chains, to market our convenience foods.  We have determined that our marketing efforts for convenience food will mainly focus on the domestic Chinese market.

The convenience food market in China is highly fragmented and we do not face competitive pressure from any single competitor or small group of competitors.

Frozen, Canned and Bulk Food Products

Our frozen, canned and bulk food division was previously a crucial portion of our business.  Despite its historical importance, because of its relatively low gross margin, we expect that the contribution of this business sector to our total revenues will gradually decline.

In the frozen, canned and bulk food product market competition is based mostly upon quality, ability to provide a reliable product supply and customer relationships.

Our strongest competitors in the frozen, canned and bulk food products market are Weitang Langdong, Yuyao Hongji Food Co. Ltd. and YantaiPengshun Food Co. Ltd.

Competitive Advantages

We believe that we have a lower cost and more abundant labor supply than our international competitors.  Labor cost is a large portion of total operating costs for food companies, so keeping labor cost low provides us with a competitive advantage over our international peers.

We seek to manage our raw material costs by partially self-supplying various raw materials to our operations.  We also locate our production facilities in locations that are close to our main sources of raw materials used in the production of our products at those facilities.  This emphasis on location provides us with first-hand market awareness and lower transportation costs.  We believe this location strategy provides us with an advantage over our competitors who do not similarly locate their production facilities in the vicinity of their raw material suppliers.

We seek to use modern food processing technology and innovation in our formulations and manufacturing processes to create high quality products.  We regularly test our products with customers to ensure that we are providing high quality products.  We maintain high food safety standards, which satisfy both domestic and international requirements.

We offer a large variety of products, numbering in the hundreds.  We are the sole supplier of some products in China, such as sweet core chestnuts and chestnut inner-skin extract.  We believe that we are able to provide our customers with greater selection and a more reliable supply than many of our competitors, which is especially important for our supermarket chain and large wholesaler customers.

Our Research and Development Activities

Our research and development efforts are focused on three objectives:

1.

Superior product safety and quality;

2.

The reduction of operating costs; and

3.

Sustaining growth through the development of new products.

We have research and development staff at each of our facilities.  In total, about 30 of our personnel are dedicated to research and development.

We rely heavily on customer feedback to assist us in the modification and development of our products.  We also utilize customer feedback to assist us in the development of new varieties of products.  On average, we add ten to twenty new varieties to our product portfolio each year.  We also phase out about 3 to 5 products each year.

The amount we spent on research and development activities during the fiscal years ended December 31, 2006, 2005 and 2004 was not a material portion of our total expenses for those years.

Our Intellectual Property

Trademarks

We use the trademarks “” and “”on all of our domestically sold products and international sales throughout Asia.

Patents

We have developed three proprietary technologies that we have filed patent applications for in the PRC.  We applied for all of the patents in 2005 and recently received notice of the acceptance of the patent applications but we have yet to finalize the formal process of obtaining the patent.

The first proprietary technology that we are in the process of patenting relates to the production of Oden egg packages.  Oden is a Japanese style dish consisting of several ingredients such as boiled eggs, daikon radish, konnyaku and processed fish cakes stewed in a light, soy-flavored dashi broth. Ingredients vary according to region and between each household. Our technology relates to the process we use to control the sterilization of the packages that contain the Oden eggs and related food products.  Oden is considered to be one of the most popular Japanese traditional dishes.  The technology we have developed has significantly advanced our Oden orders from Japan because we are able to deliver a unique product in terms of freshness and authentic taste that is also a convenience food.  This unique proprietary technology has been an important factor in expanding our convenience products market.

The second technology that we have filed a patent application for relates to the production of our sweetheart chestnut products, which are preserved chestnut products.  The proprietary technology relates to the process that we use to distribute the syrup used in the processing of these preserved chestnuts evenly throughout the chestnuts.  The process also enhances the texture and preserves the natural form of the chestnut. The focus of technology is the stability of sweetness controlling to chestnuts which will maintain the same quality and taste without concerning the quality disparity due to the certain differences of raw materials.  Our sweetheart chestnut is a premium price product, and buyers will pay more for sweetheart chestnuts than other chestnut products, leading higher sales and greater profit margins. We believe that our sweetheart chestnuts have the potential to generate approximately US$1 million in additional profit each year, which would be a material contributor to our profitability.

The third technology that we have filed a patent application for relates to the method and process that we use to produce an extract from the chestnut’s inner skin.  In the past, the chestnut inner skin had been discarded as a waste product.  This method allows us to produce an extract that can then be sold to other food processors (all of whom are currently based in Japan) who package and sell the extract for use in combination with other foods or drinks.  In Japan, chestnuts are a popular food that can be used for different kinds of products such as food, nutrition supplement, beverage, and desert.  The increasing demand for chestnut extract has allowed us to offer a new product line that has significantly contributed to our revenues, at little cost since it is made from product that would otherwise be waste.

The proprietary technology referenced above provide us with the competitive advantage of providing products not generally available from our primary competitors. We take reasonable steps to protect our proprietary information, such as limiting disclosure of proprietary plans, methods and the like, and we are seeking further patent protection. Our proprietary information will be more securely protected if we are able to obtain patents, however, we do not believe that our operations will be materially impacted by a failure to obtain such patents. We believe that our trade secrets are reasonably and adequately protected.

Our Employees

As of February 28, 2007, we had a total of 1,253 full-time employees and 227 part-time employees.  Among the 1,253 full-time employees, 282 of them have signed employment contracts with Shandong Lorain, and the remaining have signed their employment contracts with Linyi Zhifu Labor Service Company, an outside company that provides employees to meet our staffing needs.  We compensate the employees of Linyi Zhifu Labor Service Company directly for the services of the employees rendered to us, paying Linyi Zhifu Labor Service Company a service fee.  The following table illustrates the allocation of these personnel (both direct employees and leased employees) among the various job functions conducted at our company.

Department	Number of Employees
Production	1,091
Quality Control	19
Domestic Sales	19
Human Resources	4
Research and Development	26
International Sales	25
Finance	15
Sourcing	14
Admin	22
Strategic planning	4
Storage and Distribution	12
Employee Relations	2
Total	1,253

We believe that our relationship with our employees is good.  We compensate our production line employees by unit produced (piece work) and compensate other employees by salaries and bonus based on performance.  We also provide training for our staff from time to time to enhance their technical and product knowledge as well as their knowledge of industry quality standards.

We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff.

One of our Chinese subsidiaries, Shandong Lorain has a Employee Relations Department  which aims to advance  employees’ welfare, to assist in the fulfillment of its economic objectives, encourages employee participation in management decisions and to advance the relations among employees and between employees and management team.

As required by applicable Chinese laws, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments.  We are required to contribute to the scheme at a rate of 20%, 19% and 19% of the average monthly salary for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.  Most of the personnel that provide labor to our company are employed by an outside company.  We compensate the employees of that company directly for the services rendered to us and that company pays the employee’s contribution to the pension scheme.

In addition, we are required by Chinese laws to cover employees in China with various types of social insurance.  We have purchased social insurance for all of our employees.  We are required to contribute to the scheme at a rate of 4%, 4% and 3% of the average monthly salary.  As is the case with pension scheme payments, most of the personnel that provide labor to our company are employed by an outside company.  We compensate the employees of that company directly for the services rendered to us and that company pays the employee’s social insurance.

Our Facilities

All land in China is owned by the Chinese government.  Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes.  In the case of land used for industrial purposes, land use rights are granted for a period of up to 50 years.  Granted land use rights are transferable and may be used as security for borrowings and other obligations.  We currently have land use rights to 10 parcels of land with approximately 257,641.9 square meters in aggregate (excluding 78,670.6 square meters pending land use right of Beijing Lorain), consisting of manufacturing facilities, office buildings and land reserved for future expansion.  Our land is located in Junan county, Shandong Province and Luotain county, Hubei Province.  We have fully paid for these land use rights.  We are in the process of acquiring land use rights for our property in Beijing Province, and currently occupy such lands pursuant to a grant of authority by the government.

We also own approximately 54 buildings with approximately 43,137 square meters of space in the aggregate outside of Beijing.  In Beijing we have 6 buildings, totaling approximately 65,767.24 square meters, are undergoing the application of real property rights.  Some of our real property is subject to liens that are security for our bank borrowings.

We currently operate the following manufacturing plants:

Shandong Lorain operates a manufacturing plant that consists of a deep freezing line and two convenience food lines, with capacities of  9,912 and 1,425 metric tons per line per year each, respectively.

Junan Hongrun operates a manufacturing plant consisting of a deep freezing line and three canning lines with capacities of 9,912 and 5,767 metric tons per line per year, respectively.

Beijing Lorain operates a manufacturing plant consisting of a deep freezing line and four convenience food lines with production capacities of 9,912 and 1,425 metric tons per line per year each, respectively.

Luotian Lorain operates a manufacturing plant consisting of a deep freezing line and a convenience food line with capacity of 9,912 and 1,425 metric tons per line per year each, respectively.

We also plan to add additional lines in the future at three of our manufacturing plants, and to add an additional plant.  See “Business – Our manufacturing Facilities.”

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business needs.

There was a fire at one of our manufacturing facilities owned by Beijing Lorain located in Miyun county, Beijing on May 26, 2007.  The fire at Beijing Lorain had an insignificant impact on our financial condition for the following reasons:

First, the fire occurred in May, our low season for production, so it did not destroy any material raw materials or finished goods inventory.  Fortunately, our raw materials were then being stored at the warehouse, which was not affected by the fire.  We incurred some physical damage to our factory, including the office area, a document cabinet, and a portion of the production facilities. The economic losses from the damages were approximately RMB 10.16 million (approximately U.S. $1.33 million) which includes RMB 9.56 million (approximately U.S. $1.26 million) of loss from the damage to factory building, RMB 580,000(approximately U.S. $76,000) from the damages to mechanical facilities, and RMB 150,000 (approximately U.S. $19,000) of loss from the stationary and documentation.

Second, the local governments in Beijing City, Junan County and Miyun County have promised to provide grants totaling RMB 10,000,000 (approximately U.S. $1.31 million) to assist us to reconstruct our facilities.  As a result, although we had no insurance for the loss, our net economic loss was limited to RMB 160,000 (approximately U.S. $20,000). We have already received RMB 7,000,000 (approximately U.S. $920,000) of the RMB 10,000,000 (approximately U.S. $1.31 million)  promised by the local governments to rebuild our production line, allowing us to restore the revenue stream from our Beijing facility in a timely manner and mitigated our potential losses.  The governments have confirmed the remaining RMB 3,000,000 (approximately U.S. $0.39 million) of the RMB 10,000,000 (approximately U.S. $1.31 million) will be granted to us in early 2008.

Third, we implemented various cost reduction policies to monitor unnecessary expenses and reduce all costs to the minimum during the period from May to August 2007, offsetting some of the losses from the fire.  Additionally, we obtained agreements from most of our customers to allow late delivery of our products. As a result, we were able to retain substantially all anticipated sales revenue (although it was deferred) and to avoid breach of any contracts as a result of such late delivery.

Finally, we shifted some of our production from Beijing to Shandong (using the full capacity of our Shandong facilities) or outsourced to other manufacturers to fulfill the remaining orders that would have been processed in Beijing during the rebuilding from the fire.  This shifting of production prevented production interruption of orders that we would have otherwise handled at the Beijing facility.  In fact, due to all of our mitigation efforts and our use of alternate facilities ,the revenue for our Beijing subsidiary for the period ended September 30, 2007 increased RMB 9,452,260, or 25.8%, compared to the same period in 2006.

Regulation

We are subject to national and local laws of China, including China’s environmental laws and regulations.  Under the relevant Chinese environmental laws, all manufacturing enterprises must submit an environmental impact report to the relevant environmental protection authority before starting production operations.  In addition, manufacturing enterprises must engage professional environmental organizations to monitor and report on pollutants and emission regularly.  The main pollutants generated by our plants are solid waste and waste water.  We have taken the necessary measures to control the discharge of these pollutants.  We are in material compliance with the Chinese environmental laws and regulations as of December 31, 2006.

Moreover, under the relevant PRC Provisions on Sanitation of Food for Export (for Trial Implementation), unless an exporter’s products are exempted from inspection, an inspection is conducted by PRC’s entry-exit inspection and quarantine authorities in accordance with the PRC Law on Import and Export Commodity Inspection.   We have not been exempted from inspection, however, we have been authorized by the relevant authorities to conduct self-inspection of certain of our export products, and all of products that we export have been inspected and are qualified for exportation.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position

Si Chen	45	Sole Director and Chief Executive Officer

Xiaodong Zhou	37	President and Chief Operating Officer

Jing Thomas Wu	37	Chief Financial Officer and Treasurer

MR. SI CHEN.  Mr. Chen became chief executive officer on May 3, 2007 when we completed our recapitalization of Lorain Holding, and our sole director on May 13, 2007.  Mr. Chen is the founder of our company .He founded Shandong Lorain, the first subsidiary of Lorain Group Company, in 1994 and served as the chairman of the Lorain Group Companies since that time until the Lorain Group Companies were acquired in August, 2006.  After the acquisition in August, 2006, Mr. Chen served as a director of Shandong Lorain until the recapitalization of Lorain Holding.  Before establishing Shandong Lorain, Mr. Chen worked for the county government and was responsible for the local agricultural economic development.  Since 1994, Mr. Chen has been in charge of our strategic decisions and operational management of the Lorain Group Companies and its predecessors.

MR. XIAODONG ZHOU.  Mr. Zhou became our president and chief operating officer on May 3, 2007 when we completed our recapitalization of Lorain Holding.  Mr. Zhou joined the Lorain Group Companies in 1994 as a production manager.  He has been the CEO of the Lorain Group Companies since 2000.  Before he joined the Lorain Group Companies, he worked for the county government as an economic official.

MR. JING THOMAS WU.  Mr. Wu became our chief financial officer and treasurer on November 20, 2007.  Prior to his appointment, Mr. Wu served as a Senior Consultant at Beijing Tian Qin Consultant Company for the prior eighteen months.  Prior to that, Mr. Wu was the Chief Operating Officer for Caleto (China) Corporation LTD, a U.S. multinational corporation, headquartered in Beijing from 2001 until he began working for Beijing Tian Qin Consultant Company.  Responsible for all of Caleto (China) Corporation LTD’s finance and accounting functions, he instituted a number of effective programs, including putting into operation an enterprise resource planning (ERP) management system.  Mr. Wu obtained his B.A. in accounting and international marketing from Nanjing University. He also has a Masters of Business Administration (MBA) from China Foreign Trade University. Mr. Wu is a Certified Public Account in China.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Board Composition and Committees

The board of directors is currently composed of one person, Si Chen.

We currently do not have standing audit, nominating or compensation committees, although we may form such committees in the future as the membership of the board of directors increases.  Since we do not currently have an audit committee, we do not have an audit committee financial expert.  Our board of directors handles the functions that would otherwise be handled by an audit committee.  Upon the establishment of an audit committee, the board of directors will determine whether any of the directors qualify as an audit committee financial expert.

We have not implemented a process for stockholders to send communications  to the board of directors because we have not had significant operations until recently.  We intend to establish a reporting mechanism as soon as practicable.

Director Compensation

Historically, we have not paid our directors fees for attending scheduled and special meetings of our board of directors.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We do reimburse our directors for reasonable travel expenses related to attendance at board of director meetings.

Family Relationships

There are no family relationships among our director or officers.

Code of Ethics

On April 30, 2007, our board of directors adopted a new code of ethics that applies to our director and all of our officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. The new code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics has been filed as Exhibit 14 to our current report on Form 8-K filed on May 9, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following is a discussion of our program for compensating our named executive officers and director. Currently, we do not have a compensation committee, and as such, our board of directors is responsible for determining the compensation of our named executive officers.

Compensation Program Objectives and Philosophy

The primary goals of our policy of executive compensation are to attract and retain the most talented and dedicated executives possible, to assure that our executives are compensated effectively in a manner consistent with our strategy and competitive practice and to align executives compensation with the achievement of our short- and long-term business objectives.

The board of directors considers a variety of factors in determining compensation of executives, including their particular background and circumstances, such as their training and prior relevant work experience, their success in attracting and retaining savvy and technically proficient managers and employees, increasing our revenues, broadening our product line offerings, managing our costs and otherwise helping to lead our company through a period of rapid growth.

Mr. Si Chen, our chief executive officer and president, is also our sole director. Mr. Chen plays an important role in the management of the Company, including determining compensation of officers and directors. As such, he is primarily responsible for determination of his compensation as an officer and director of the Company. However, Mr. Chen has adhered to, and continues to adhere to our compensation policies and other internal governance policies that were established some time ago.

In the near future, we expect that our board of directors will form a compensation committee charged with the oversight of executive compensation plans, policies and programs of our company and with the full authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers. We expect that our compensation committee will continue to follow the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance with commensurate cash compensation.

Elements of Compensation

The compensation determination for executive officers in 2006 was mainly based on a previously-established compensation policy and internal governance documents. The total amount of compensation to our executive officers is about RMB 1.15 million per year, which includes RMB 450,000 for the Chief Executive Officer, RMB 350,000 for the Chief Operational Officer and RMB 350,000 for the Chief Financial Officer. Our compensation program for the named executive officers consists of two elements: base salary and bonus. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience. We offer bonuses as a vehicle by which the named executive officers can earn additional compensation depending on individual, business unit and Company performance. The Company did not provide any other type of compensation to our named executive officers in 2006.

Base Salary. Our named executive officers receive base salaries commensurate with their roles and responsibilities. Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, are reviewed and approved by our board of directors annually, based on an informal review of relevant market data and each executive’s performance for the prior year, as well as each executive’s experience, expertise and position. Our officers' base salaries are calculated based on the following factors and the relative weight assigned to each such factor: market data, such as salaries of officers of companies similar to the Company, makes up 25% of base salary calculation; individual’s experience, expertise and position makes up 30% of base salary calculation; and individual’s performance for the prior year will be the remaining 45% of the base salary calculation. The base salaries paid to our named executive officers in 2006 are reflected in the Summary Compensation Table below.

Incentive Bonus. Our named executive officers are eligible for an annual performance-based cash bonus in accordance with the Company’s unwritten incentive bonus plan. We provide this bonus opportunity as a way to attract and retain highly skilled and experienced executive officers and to motivate them to achieve annual corporate, departmental and individual goals which consist of various revenue, cost and operational targets established by the board of directors. The bonus is based on the individual’s performance evaluation and consideration of current market conditions. The weight assigned to certain targets to evaluate individual performance is approximately as follows: overall achievement of goals of such officer will be 30% of the bonus calculation, the success of marketing new products will be 20% of the bonus calculation, the performance of safety management of our production lines will be 10% of the bonus calculation, attendance of such officer is 15% of the bonus calculation, efforts to environmental protection and energy-saving production is 10% of the bonus calculation, the quality and quantity of any strategic proposals made by the officer will be 10% of the bonus calculation, and the last 5% will be reserved for other outstanding performance. The bonus amounts are determined following the end of the fiscal year based on our performance and the performance of our executives. We have adopted the above standards from the consideration of the needs for our company as well as from consulting the similar standards adopted by the industries domestically and nationally. The bonus amounts paid to our named executive officers in 2006 are reflected in the Summary Compensation Table below.

Stock-Based Awards under the Equity Incentive Plan.

Historically, we have not granted equity awards as a component of compensation, and we presently do not have an equity-based incentive program. In the future, we will likely adopt and establish an equity incentive plan pursuant to which equity awards may be granted to eligible employees, including each of our named executive officers, if our board of directors determines that it is in the best interest of American Lorain and our stockholders to do so.

Retirement Benefits

Currently, we do not provide any company sponsored retirement benefits to any employee, including the named executive officers.

Perquisites

Historically, we have provided certain of our named executive officers with minimal perquisites and other personal benefits. We do not view perquisites as a significant element of our compensation structure, but do believe that perquisites can be useful in attracting, motivating and retaining the executive talent for which we compete. It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our board of directors.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the following persons for services performed for us and our subsidiaries during 2006 in all capacities. No executive officers received compensation of $100,000 or more in 2006. As of September 30, 2007 there are no grants outstanding. We have not adopted a new policy or program for share based awards for employees or directors.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Dimitri Cocorinis, Former Director, and CEO (1)	2006	-	-	1,500(2)	-	-	-	-	1,500(3)

Terry Cononelos, Former Director, Secretary, Treasurer and CFO (4)	2006	-	-	1,500(2)	-	-	-	-	1,500(3)

Hisashi Akazawa (5)	2006	0	0	0	0	0	0	0	0

Si Chen, principal Executive officer and sole director (6)	2006	6,300	0	0	0	0	0	0	0

Huanxiang Sheng, Former CFO and Treasurer (7)	2006	12,308	0	0	0	0	0	0	0

_____________________________

(1)

Mr. Cocorinis served as our chief executive officer from 1994 until his resignation on April 12, 2007 in connection with the sale by American Lorain to Halter Financial Investments, L.P. of 100,000 newly issued restricted shares of our Series A Preferred Stock which represented approximately 90% of our issued and outstanding capital stock and voting control at such time for $455,000. At such time, Timothy P. Halter became our chief executive officer.

(2)

On February 17, 2006, the board of directors approved the issuance of 150,000 shares of common stock each to Dimitri Cocorinis and Terry Cononelos, who were officers of American Lorain’s predecessor, Millennium Quest, Inc. The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to American Lorain’s predecessor, Millennium Quest, Inc. The transaction was valued at $1,500 per officer ($0.01 per share) in accordance with FAS-123R.

(3)

Our company (formerly "Millennium Quest") in 2006, adopted FAS123R to account for stock based compensation for its employee and directors. In 2006, Millennium Quest authorized 300,000 shares for compensation to officers and directors. The share vested immediately upon grant and issuance. Millennium Quest valued the compensation at $.01 per share for a total $3,000. The compensation expense was recorded to Millennium Quest’s financial statements. The current financial statements which have been retroactively restated as result of the reverse merger transaction are those of the legal acquiree (accounting acquirer) and do not recognize expense for the aforementioned stock compensation. The valuation model used to calculate $.01 per share used by former management considered the market price, trading volume, and price volatility, of the stock of Millennium Quest and accordingly assigned a value of $.01. Former management has not indicated a fair value for their services rendered for which they received the stock awards as compensation. There is no cash settlement of these shares. Based on a post reverse split ratio of 32.84, with all fractional shares rounded down, and offering price of $4.25; the shares would be valued at $38,820 {300,000 shares / 32.84 = 9,134; 9,134 * $4.25 = $38,820}.

(4)

Mr. Cononelos served as our chief financial officer from 1994 until his resignation on April 5, 2007 in connection with the sale by American Lorain to Halter Financial Investments, L.P. of newly issued shares of common stock representing approximate 90% of our issued and outstanding capital stock for $455,000.

(5)

Mr. Hisahsi Akazawa served as our chairman and CEO from the time of formation of Lorain Holdings in August, 2006 until the completion of the recapitalization of Lorain Holdings on May 3, 2007.

(6)

On May 3, 2007, we acquired Lorain Holding in a recapitalization transaction that was structured as a share exchange and in connection with that transaction, Mr. Chen became our chief executive officer and sole director. Prior to the effective date of the recapitalization, Mr. Chen served the Lorain Group Companies as a director of one of its subsidiaries, Shandong Lorain. Prior to Lorain Holdings acquiring the Lorain Group Companies in August, 2006, Mr. Chen served as the chairman and principal executive officer of the Lorain Group Companies. The annual, long term and other compensation shown in this table includes the amount Mr. Chen received in 2006 from the Lorain Group Companies.

(7)

On May 3, 2007, we acquired Lorain Holding in a recapitalization transaction that was structured as a share exchange and in connection with that transaction, Mr. Huangzian Sheng became our chief financial officer. Prior to the effective date of the recapitalization, Mr. Huangzian Sheng served the Lorain Group Companies as chief financial officer of our subsidiary, Shandong Lorain. Prior to Lorain Holdings acquiring the Lorain Group Companies in August, 2006, Mr. Sheng served as the chief financial officer of the Lorain Group Companies. The annual, long term and other compensation shown in this table includes the amount Mr. Huangzian Sheng received in 2006 from the Lorain Group Companies. Mr. Sheng resigned as the chief financial officer on November 20, 2007.

Bonuses and Deferred Compensation

Other than the incentive bonus previously described in this prospectus, we do not have any bonus, deferred compensation or retirement plan. We do not have a compensation committee. All decisions regarding compensation are determined by our entire board of directors.

Stock Option and Stock Appreciation Rights

We do not currently have a stock option plan or stock appreciation rights plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2006.

Employment Agreements

We and our subsidiary, Shandong Lorain, have employment agreements with the following three executive officers:

Mr. Si Chen - our CEO’s employment agreement with Shandong Lorain became effective as of March 2, 2005. Mr. Chen is an employee-at-will of Shandong Lorain. Our CEO’s employment agreement with us became effective as of May 3, 2007. Mr. Chen is an employee-at-will of ours.

Mr. Xiandong Zhou - our COO’s employment agreement with Shandong Lorain became effective as of July 2, 2002. Mr. Zhou is an employee-at-will of Shandong Lorain. Our COO’s employment agreement with us became effective as of May 3, 2007. Mr. Zhou is an employee-at-will of ours.

Mr. Jing Thomas Wu - our CFO’s employment agreement with Shandong Lorain became effective as of November 20, 2007. Mr. Wu is an employee-at-will of Shandong Lorain. Our CFO’s employment agreement with us became effective as of November 20, 2007. Mr. Wu is an employee-at-will of ours.

Each of the employment agreements provide that the executives will be provided cash compensation. Pursuant to the existing employment agreements, we should pay about RMB 1,210,000 to our executive officers. The cash payable to Mr. Chen amounts to RMB 450,000 per year, the cash payable to Mr. Zhou amounts to RMB 400,000 per year and the amount payable to Mr. Wu is RMB 360,000 per year.The employment agreements include standard non-competition and confidentiality covenants, and the agreements with Shandong Lorain provide that ten thousand RMB (approximately $1250) will be paid to the non-breaching party if there is a breach of contract. The employment agreements do not provide any change in control or severance benefits to the executives, and we do not have any separate change-in-control agreements with any of our executive officers.

Director Compensation

No cash compensation or other compensation was paid to our current director for services as a director during the fiscal year ended December 31, 2006 and we have no standard arrangement pursuant to which any director is compensated for services as a director.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties.  This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.  In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted.  We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 3, 2007, we consummated the transactions contemplated by a share exchange agreement with the owners of the issued and outstanding capital stock of Lorain Holding.  Pursuant to the share exchange agreement, we acquired 100% of the outstanding capital stock of Lorain Holding in exchange for 697,663 shares of our Series B Voting Convertible Preferred Stock, which were converted into 16,307,872 shares of our common stock on July 17, 2007 when an amendment to our certificate of incorporation increasing the total authorized shares became effective.  As a result of this transaction, Mr. Akazawa, a Japanese citizen, became the beneficial owner of approximately 65.43% of our outstanding capital stock.

On May 3, 2007 we entered into a cancellation and escrow agreement with Halter Financial Investments, L.P. (“HFI”), Halter Financial Group, L.P. (“HFG”) and Securities Transfer Corporation, whereby HFI and HFG agreed to deposit into escrow 229,227 shares of our common stock that they held upon conversion of their Series A Voting Convertible Preferred Stock into common stock (taking into account the contemplated 1-for-32.84 reverse stock split and the conversion of Series B Voting Convertible Preferred Stock into common stock) and agreed that if we report, on a consolidated basis, in our Annual Report filed with the U.S. Securities and Exchange Commission, net income of $12.5 million for fiscal 2008, HFI and HFG will transfer to us for cancellation such shares in order to reduce the ownership of a certain group of stockholders.  If this performance threshold is not met, the such shares will be returned to HFI and HFG.  Our former director Timothy P. Halter is the Chairman of both HFI and HFG.

On April 10, 2007, we completed the sale of an aggregate of 100,000 restricted shares of our Series A Preferred Stock to HFI for a cash purchase price of $455,000 pursuant to a Stock Purchase Agreement entered into between us and HFI dated as of April 5, 2007.  The Series A Preferred Stock was entitled to 428.56 votes per share and represented approximately 90% of the capital stock and voting control of the Company as of the date of such acquisition.  The transaction resulted in a change in control of the Company.  HFI used its own funds to acquire the Series A Preferred Stock which is convertible into Common Stock at the option of the holder at any time on or after the earliest to occur of: (a) September 30, 2007; (b) the date on which we complete a business combination with a corporation or business entity with current business operations; or (c) the date such conversion is approved by our board of directors. The Preferred Stock is also convertible at our option upon five days advance notice to the holder.

On February 17, 2006, the board of directors approved the issuance of 150,000 shares of common stock each to Dimitri Cocorinis and Terry Cononelos, American Lorain’s former officers, or a total of 300,000 shares of common stock.  The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to American Lorain.  The transaction was valued at $3,000 ($0.01 per share).

On February 14, 2007 our subsidiary Shandong Lorain entered into a financial advisory agreement with HFG International, Limited, a Hong Kong corporation, whereby HFG agreed to provide certain financial advisory and consulting services in implementing a restructuring plan, advising us on matters related to a capital raising transaction and facilitating Lorain Holding’s going public transaction.  In consideration for these services, HFG International, Limited was paid a fee of $450,000 upon the closing of the going public transaction.  Our former director Timothy P. Halter is the principal stockholder and the chief executive officer of HFG International, Limited.

On or about February 1, 2006, C&C Investment Partnership, a partnership owned by Messrs. Cocorinis and Cononelos, loaned American Lorain $20,000 to cover business operations and outstanding payables.  The loan is repayable, with interest at 7% per annum, on or before August 1, 2006 or the date on which the Company enters into a merger, reorganization or acquisition transaction, whichever occurs first.  The former board of directors of the Company consisted of Messrs. Cocorinis and Cononelos, so this transaction cannot be considered the result of arms’ length negotiations.  On August 11, 2006, C&C Investment Partnership agreed to extend the due date of this note for an additional 120 days.  Pursuant to a Settlement and Stock Issuance Agreement dated on or about April 5, 2007, C&C Investment Partnership agreed to accept 2,500,000 shares of restricted common stock in the Company in payment and satisfaction of all amounts owed to C&C Investment Partnership by the Company.

CHANGE IN ACCOUNTANTS

On May 3, 2007, concurrent with the change in control transaction discussed above, our Board of Directors elected to continue the existing relationship of our new subsidiary Lorain Holding with Samuel H. Wong & Co., LLP, Certified Public Accountants and appointed Samuel H. Wong & Co., LLP, Certified Public Accountants as our independent auditor, and we signed an engagement letter and formally engaged Samuel H. Wong & Co, LLP as our auditors on May 23, 2007.  Additionally, concurrent with the decision to maintain our relationship with Samuel H. Wong & Co., LLP, Certified Public Accountants, our Board of Directors approved the dismissal of Michael J. Larson, LLC as our independent auditor, effective upon the filing of Company’s 10-QSB disclosing financial results for the first quarter of 2007 with the Commission on May 21, 2007.

No accountant’s report issued by Michael J. Larson, LLC on the financial statements for either of the past two (2) years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern opinion expressing substantial doubt about the ability of us to continue as a going concern.

During our two most recent fiscal years (ended December 31, 2006 and 2005) and from January 1, 2007 to the date of dismissal, there were no disagreements with Michael J. Larson, LLC on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure.  There were no reportable events, as described in Item 304(a)(1)(v) of Regulation S-K, during our two most recent fiscal years (ended December 31, 2006 and 2005) and from January 1, 2007 to the date of dismissal.

We furnished a copy of a disclosure substantially similar to the proceeding three paragraphs to Michael J. Larson, LLC and requested Michael J. Larson, LLC to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree.  A copy of the letter was filed by us as Exhibit 16.1 to our current report on Form 8-K, filed on May 25, 2007.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus.  Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of February 14, 2008 are included.  Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.  Each selling stockholder’s percentage of ownership in the following table is based upon 24,923,185 shares of common stock outstanding as of February 14, 2008 (the 24,923,185 shares of common stock does not include 1,887,395 shares issuable upon the exercise of certain warrants held by selling stockholders). Does not include 1,887,395 shares issuable upon the exercise of certain warrants held by selling stockholders.

The named selling stockholders acquired the securities being registered for resale in the following list from several transactions our company had completed before and after the recapitalization on May 3, 2007. On April 10, 2007, our company (then known as Millennium Quest, Inc.) completed the sale of an aggregate of 100,000 restricted shares of its Series A Voting Convertible Preferred Stock (the “Preferred Stock”) to Halter Financial Investments, L.P. (the “Purchaser”) for a cash purchase price of $455,000 pursuant to the Stock Purchase Agreement entered into between the Company and Purchaser and dated as of April 5, 2007.  The Preferred Stock is entitled to 428.56 votes per share and is convertible into 428.56 shares of Common Stock. On July 30, 2007,  in accordance with the Certificate of Designation of the Series A Preferred Stock, the purchaser requested to convert their  shares of Series A Preferred Stock into shares of the common stock, par value $.001 per share (the “Common Stock”) of the Company on the basis of 13.04994 shares of Common Stock for each 1 share of Series A Preferred Stock (after giving effect to the recent 32.84-for-1 reverse stock split).  The purchaser designated 626,397 shares to be issue to Halter Financial Investments, LB and 678,596 shares to be issued to Halter Financial Group, LP respectively.

At the closing of the Stock Purchase Agreement, C&C Investment Partnership (“C&C”), a partnership owned by the Company’s two former officers, entered into a Settlement and Stock Issuance Agreement (the “Settlement Agreement”) with the Company, pursuant to which C&C and its principals agreed to accept the issuance to them of a total of 2,500,000 shares of restricted Common Stock of the Company in full payment and satisfaction of $25,000 in principal amount of notes payable obligations to C&C. On April 17, 2007, these shares were issued to Dimitri Cocorinis and Terry Cononelos, the former officers of the Company as well as the partners of C&C, each deemed to be a beneficial owner of the 1,250,000 shares held of record by C&C in cancellation of debt as described above. The shares issuable under the Settlement Agreement will not participate in the special distribution. The holders of these shares will be granted the same piggyback registration rights as the Purchaser. In addition to the above deemed shares,  on February 17, 2006, Dimitri Cocorinis and Terry Cononelos each were deemed 150,000 shares of restricted common stock of company in consideration of services rendered by them to the company. Cocorinis and Cononelos have owned 1,836,925 and 1,875,456 shares of common stock of company.

On  April  24,  2007, our company (under its former name Millennium  Quest,  Inc),  entered into consulting agreements  ("Consulting  Agreements") with Heritage   Management Consultants,   Inc.   ("Heritage)   and  Chunhua   Xiong ("Consultant"),  respectively.  Each of Heritage and Consultant has been engaged to assist the Company in its efforts to consummate  a  combination  transaction with a privately held business entity. In  consideration   for  the  services  to  be  provided  under  the  Consulting Agreements,  Heritage and Consultant received 1,642,000, and 4,105,000 shares of the Company's common stock, respectively. Heritage and Mr. Xiong own 50,000 and 125,000 common stock of the company respectively after giving effect to the recent 32.84-for-1 reverse stock split.

On May 3, 2007, we also completed a private placement pursuant to which we issued and sold to 56 accredited investors 604,674 shares of our Series B Voting Convertible Preferred Stock for approximately $19.8 million pursuant to a Securities Purchase Agreement dated May 3, 2007. On July 17, 2007 the above issued  604,674 shares of our Series B Voting Convertible Preferred Stock were subsequently converted into 6,990,401 shares of our common stock, immediately following the effectiveness of an amendment to our charter that, among other things, increased the number of our authorized shares of common stock from 20,000,000 to 200,000,000.  Upon the consummation of the recapitalization, the former stockholders of Lorain Holding became our controlling stockholders. The issuance of our shares to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In connection with the above transaction, we also granted the above 56 accredited investors and Sterne Agee & Leach, Inc. (the “Sterne Agee”) and Civilian Capital, Inc. (the “Civilian”), the placement agent and its designee three-year warrants to purchase 1,887,395 shares of our Common Stock exercisable at $4.25 per share and include piggyback registration rights to register such shares. Among which, Sterne Agee & Civilian is eligible to purchase up to an aggregate of 342,531 and 146,799 shares of our common stock respectively, being registered for resale in the following list.

No selling stockholders are employees or suppliers of ours or our affiliates.  Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of the company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates.  All information with respect to share ownership has been furnished by the selling stockholders.  The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time.  In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders.  Furthermore, except for Civilian Capital, Inc.,  no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” below.

The term “selling stockholders” also includes any transferees, pledgees, donees, or other successors in interest to the selling stockholders named in the table below.  To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.  We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name and Address	Shares Beneficially Owned Before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering (1)
JLF Partners I, LP (2) c/o JLF Asset Management, LLC 2775 Via De La Valle, Suite 204 Del Mar, CA 92014 Attn: Hien Tran	836,199	836,199	0	*
JLF Partners II, LP (3) c/o JLF Asset Management, LLC 2775 Via De La Valle, Suite 204 Del Mar, CA 92014 Attn: Hien Tran	58,940	58,940	0	*
JLF Offshore Fund, Ltd. (4) c/o JLF Asset Management, LLC 2775 Via De La Valle, Suite 204 Del Mar, CA 92014 Attn: Hien Tran	1,013,022	1,013,022	0	*
Mortar Rock Offshore, Ltd. (5) c/o Mortar Rock Capital Management 200 Park Avenue, 33rd Floor New York, NY 10166 Attn: Randy Saluck	114,414	114,414	0	*
Mortar Rock Capital, LP (6) c/o Mortar Rock Capital Management 200 Park Avenue, 33rd Floor New York, NY 10166 Attn: Randy Saluck	309,620	309,620	0	*
Guerrilla Partners, LP (7) c/o Peter Siris 237 Park Avenue, 9th Floor New York, NY 10017	102,001	102,001	0	*
Hua-Mei 21st Century Partners, LP (8) c/o Peter Siris 237 Park Avenue, 9th Floor New York, NY 10017	127,202	127,202	0	*
Gary C. Evans (9) 1808 Point de Vue Flower Mound, TX 75022	424,035	424,035	0	*
Carolyn Prahl (10) 5133 Lake in the Woods Lakeland, FL 33813	42,403	42,403	0	*

Name and Address	Shares Beneficially Owned Before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering (1)
Silver Rock I, Ltd. (11) c/o FCIM Corp. 117 East 57th Street, #50C New York, NY 10022 Attn: Ezzat Jallad	120,001	120,001	0	*
Kensington Partners, L.P. (12) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	371,372	371,372	0	*
Bald Eagle Fund, Ltd. (13) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	17,052	17,052	0	*
Charles Nirenberg (14) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	13,080	13,080	0	*
Peter Orthwein (15) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	22,530	22,530	0	*
Richard D. Squires (16) 100 Crescent Court, Suite 450 Dallas, TX 75201	84,806	84,806	0	*
Carlyle Multi-Strategy Master Fund, Ltd. (17) c/o Carlyle Blue Wave Partners Management LP 1177 Avenue of Americas, 16th Floor New York, NY 10036 Attn: Chief Legal Officer	508,843	508,843	0	*
Jayhawk Private Equity Fund, L.P. (18) 5410 West 61st Place, Suite 100 Mission, KS 66205	1,595,677	1,595,677	0	*
Jayhawk Private Equity Co-Invest Fund, L.P. (19) 5410 West 61st Place, Suite 100 Mission, KS 66205	100,466	100,466	0	*
Alpha Capital Anstalt (20) c/o LH Financial Services Corp. 150 Central Park South, Second Floor New York, NY 10019 Attn: Ari Kloger	127,210	127,210	0	*
The Nutmeg Mercury Fund, L.L.L.P. (21) c/o The Nutmeg Group, LLC 3346 Commercial Ave. Northbrook, IL 60062 Attn: Randi White	106,008	106,008	0	*
Black Diamond Fund, LLLP (22) c/o Brandon S. Goulding 3346 Commercial Ave. Northbrook, IL 60062	169,614	169,614	0	*

Name and Address	Shares Beneficially Owned Before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering (1)
Professional Traders Fund, LLC (23) 1400 Old County Road, Suite 206 Westbury, New York 11590 Attn: Marc K. Swickle	42,403	42,403	0	*
Professional Offshore Opportunity Fund, Ltd. (24) 1400 Old County Road, Suite 206 Westbury, New York 11590 Attn: Marc K. Swickle	63,604	63,604	0	*
Excalibur Limited Partnership (25) c/o William Hechter 33 Prince Arthur Avenue Toronto, Ontario, Canada 75R 1B2	169,614	169,614	0	*
Excalibur Limited Partnership II (26) c/o William Hechter 33 Prince Arthur Avenue Toronto, Ontario, Canada 75R 1B2	84,806	84,806	0	*
Outpoint Offshore Fund, Ltd. (27) c/o Outpoint Capital Management, LLC 237 Park Ave., Suite 900 New York, NY 10017	127,210	127,210	0	*
Iroquois Master Fund Ltd. (28) c/o Iroquois Master Fund Ltd. 641 Lexington Ave. 26th Floor New York, NY 10022 Attn: Joshua Silverman	53,004	53,004	0	*
Suzette Doucet (29) c/o Doucet Asset Management, LLC 2204 Lakeshore Drive, Suite 218 Birmingham, AL 35209 Attn: Chris Doucet	21,201	21,201	0	*
James B. Lisle and W. Pauline Lisle (30) 500 NW 14th Street Oklahoma City, OK 73103	5,299	5,299	0	*
Donna H. Dodson (31) 230 Rodriguez St. A Santa Fe, NM, 87501-2908	21,201	21,201	0	*
Ultra DTD LLC (32) c/o Donna H. Dodson 230 Rodriguez St. A Santa Fe, NM, 87501-2908	10,600	10,600	0	*
Dan A. Boyington 1990 Rev. Trust (33) c/o Dan Boyington 609 Glenridge Rd. Edmond, OK 73013	12,720	12,720	0	*
Donald J. Timberlake (34) 1600 Elmhurst Oklahoma City, OK 73121	5,299	5,299	0	*
Jack Thompson IRA (35) 211 N. Robinson, Suite 200 Oklahoma City, OK 73102	5,299	5,299	0	*

Name and Address	Shares Beneficially Owned Before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering (1)
Robert G. Rader & Judith T. Rader TTEES of the Rader Living Trust dtd. 9-2-97 (36) 7009 No. Shawnee Dr. Oklahoma City, OK 73116	5,299	5,299	0	*
O. Clifton Gooding (37) 3428 Hemlock Ave. Oklahoma City, OK 73121	5,299	5,299	0	*
William H. Garrett Rev. Trust (38) c/o Capital West Securities 211 N. Robinson, Ste. 200 Oklahoma City, OK 73102 Attn: Ann Garrett	5,299	5,299	0	*
Anne Wileman Workman Trust (39) 1814 Huntington Ave. Nichols Hills, OK 73116-5524	5,299	5,299	0	*
Restated Gene F. Boyd Rev. Living Trust DTD 1/20/00 (40) c/o Gene Boyd 712 Franklin Court Ardmore, OK 83401	10,600	10,600	0	*
J. David Jensen, IRA (41) c/o J. David Jensen 1904 Huntington Ave. Oklahoma City, OK 73116	10,600	10,600	0	*
Robert O. McDonald (42) 1244 NW 63 Oklahoma City, OK 73111	12,000	12,000	0	*
Yuexing Zhu (43) Baiyun Road No. 220-1 Guiyang City, China 550008	42,403	42,403	0	*
Yong Ma (44) 4-2004 Taiyue Yuan Xiao Qu Zhichunlu, Haidian Beijing, China 100088	84,806	84,806	0	*
Xuan Zhao (45) Room 802, 258-12, Tiandeng Road Shanghai, China 200237	84,806	84,806	0	*
Quanfang Ji (46) 8314 Inverness Dr. Madison, WI 53717	24,000	24,000	0	*
Songling Gan (47) 1599 Unit 30 Flat 1602, Ding Xiang Road Shanghai, China 200135	127,212	127,212	0	*
Youliang Tang (48) 23-6D, Yitian Garden, Fuqiang Road Futian District, Shenzhen China 518000	169,614	169,614	0	*
Jianwei Huang (49) 3A-1001, Ming Xi Gu Garden No. 12, Gongye Road 6 Shenzhen, China	24,000	24,000	0	*

Name and Address	Shares Beneficially Owned Before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering (1)
Columbia China Capital Group, Inc. (50) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	12,513	12,513	0	*
Yali Lin (51) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	21,858	21,858	0	*
Jingyan Liu (52) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	21,858	21,858	0	*
Zhenwei Ji (53) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	367,807	367,807	0	*
Hong Kong Shun Ho Investment Group Limited (54) Unit 503, 5/FL, Silvercord, Tower 2, 30 Canton Road, Tsimshatsui, Kowloon Hong Kong Attn: Tan Wang	42,403	42,403	0	*
Budworth Investments Ltd. (55) c/o Harbinger Venture Management Co., Ltd. 7F, No. 187, Tiding Blvd., Sec. 2, Neihu Taipei, Taiwan 114 R.O.C. Attn: Teh-Chien Chou	148,412	148,412	0	*
Harbinger (BVI) Venture Capital Corp. (56) c/o Harbinger Venture Management Co., Ltd. 7F, No. 187, Tiding Blvd., Sec. 2, Neihu Taipei, Taiwan 114 R.O.C. Attn: Teh-Chien Chou	275,623	275,623	0	*
Halter Financial Investments, L.P. (57) 12890 Hilltop Road Argyle, Texas 76226	626,397	626,397	0	*
Halter Financial Group, L.P. (58) 12890 Hilltop Road Argyle, Texas 76226	678,596	678,596	0	*
Chunhua Xiong (59) Floor 7, Room 702, 128 Prinsep Street, Singapore 188647	125,000	125,000	0	*
Heritage Management Consultants, Inc. (60) 101 Watersedge Hilton Head Island, SC, 29928	50,000	50,000	0	*

Name and Address	Shares Beneficially Owned Before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering (1)
Dimitri Cocorinis (61) 1200 South Bonneville Drive Salt Lake City, UT 84108	56,521	56,521	0	*
Terry Cononelos(62) 4089 Mount Olympus Way Salt Lake City, UT 84124	56,521	56,521	0	*
Sterne Agee & Leach, Inc. (63) 800 Shades Creek Parkway, Suite 700 Birmingham, Alabama 35209	342,531	342,531	0	*
Civilian Capital, Inc. (64) 220 E Buffalo St., Suite 403 Milwaukee, WI 53202	146,799	146,799	0	*
Total	10,470,831	10,470,831	0	*

* Less than 1%

(1) Assumes that all securities offered are sold.

(2)

Includes 696,833 shares of our common stock and 139,366 shares underlying the warrant to purchase shares of our common stock.  Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Partners I, L.P. Mr. Feinberg has voting and investment control over the securities held by JLF Partners I, L.P.

(3)

Includes 49,117 shares of our common stock and 9,823 shares underlying the warrant to purchase shares of our common stock.  Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Partners II, L.P. Mr. Feinberg has voting and investment control over the securities held by JLF Partners II, L.P.

(4)

Includes 844,185 shares of our common stock and 168,837 shares underlying the warrant to purchase shares of our common stock.  Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Offshore Fund, Ltd. Mr. Feinberg has the sole voting and investment voting and investment control over the securities held by JLF Off Shore Fund, Ltd.

(5)

Includes 95,345 shares of our common stock and 19,069 shares underlying the warrant to purchase shares of our common stock.  Randy Saluck has sole voting and investment control over the securities held by Mortar Rock Offshore, Ltd.

(6)

Includes 258,017 shares of our common stock and 51,603 shares underlying the warrant to purchase shares of our common stock.  Randy Saluck has sole voting and investment control over the securities held by Mortar Rock Capital, LP.

(7)

Includes 85,001 shares of our common stock and 17,000 shares underlying the warrant to purchase shares of our common stock.  Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, which is the General Partner of Guerrilla Partners, LP and have voting power and investment power over securities held by Guerrilla Partners, LP.

(8)

Includes 106,002 shares of our common stock and 21,200 shares underlying the warrant to purchase shares of our common stock.  Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, which is the General Partner of Hua - Mei 21st Century Partners, LP and have voting power and investment power over securities held by Hua - Mei 21st Century Partners, LP.

(9)

Includes 353,363 shares of our common stock and 70,672 shares underlying the warrant to purchase shares of our common stock.

(10)

Includes 35,336 shares of our common stock and 7,067 shares underlying the warrant to purchase shares of our common stock.

(11)

Includes 100,001 shares of our common stock and 20,000 shares underlying the warrant to purchase shares of our common stock.  Rima Salam has sole voting and investment control over the securities held by Silver Rock I, Ltd.

(12)

Includes 309,477 shares of our common stock and 61,895 shares underlying the warrant to purchase shares of our common stock.  Dick Keim has sole voting and investment control over the securities held by Kensington Partners, LP.

(13)

Includes 14,210 shares of our common stock and 2,842 shares underlying the warrant to purchase shares of our common stock.  Dick Keim has sole voting and investment control over the securities held by Bald Eagle Fund, Ltd.

(14)

Includes 10,900 shares of our common stock and 2,180 shares underlying the warrant to purchase shares of our common stock.

(15)

Includes 18,775 shares of our common stock and 3,755 shares underlying the warrant to purchase shares of our common stock.

(16)

Includes 70,672 shares of our common stock and 14,134 shares underlying the warrant to purchase shares of our common stock.

(17)

Includes 424,036 shares of our common stock and 84,807 shares underlying the warrant to purchase shares of our common stock.  Carlyle-Blue Wave Partners Management, LP (“CBWPM”) is the investment manager for Carlyle Multi-Strategy Master Fund, Ltd. and has been granted investment discretion over its portfolio investments, including the securities referenced in this prospectus.  Ralph Reynolds and Richard Goldsmith are the managing members of a managing member of the general partner of CBWPM, and each of Mr. Goldsmith, Mr. Reynolds, and CBWPM may thereby be deemed to have beneficial ownership of such securities.  To the extent permitted by law, Mr. Goldsmith, Mr. Reynolds, CBWPM and any entities controlled by any of them, each disclaim any beneficial interest in such securities.

(18)

Includes 1,329,731 shares of our common stock and 265,946 shares underlying the warrant to purchase shares of our common stock.  Kent C. McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Fund, L.P.

(19)

Includes 83,722 shares of our common stock and 16,744 shares underlying the warrant to purchase shares of our common stock.  Kent C. McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Co-Invest Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Co-Invest Fund, L.P.

(20)

Includes 106,009 shares of our common stock and 21,201 shares underlying the warrant to purchase shares of our common stock.  Konrad Ackerman has sole voting and investment control over the securities held by Alpha Capital Anstalt.

(21)

Includes 88,340 shares of our common stock and 17,668 shares underlying the warrant to purchase shares of our common stock.  Randy Goulding has sole voting and investment control over the securities held by The Nutmeg Mercury Fund, L.L.L.P.

(22)

Includes 141,345 shares of our common stock and 28,269 shares underlying the warrant to purchase shares of our common stock.  Brandon Goulding has sole voting and investment control over the securities held by Black Diamond Fund, LLLP.

(23)

Includes 35,336 shares of our common stock and 7,067 shares underlying the warrant to purchase shares of our common stock.  Marc K. Swickle is the Manager of Professional Traders Fund, LLC.  Mr. Swickle has sole voting and investment control over the securities held by Professional Traders Fund, LLC.

(24)

Includes 53,004 shares of our common stock and 10,600 shares underlying the warrant to purchase shares of our common stock.  Marc K. Swickle is the Manager of Professional Offshore Opportunity Fund, Ltd.  Mr. Swickle has sole voting and investment control over the securities held by Professional Offshore Opportunity Fund, Ltd.

(25)

Includes 141,345 shares of our common stock and 28,269 shares underlying the warrant to purchase shares of our common stock.  Will Hecther has sole voting and investment control over the securities held by Excalibur Limited Partnership.

(26)

Includes 70,672 shares of our common stock and 14,134 shares underlying the warrant to purchase shares of our common stock.  Will Hecther has sole voting and investment control over the securities held by Excalibur Limited Partnership II.

(27)

Includes 106,009 shares of our common stock and 21,201 shares underlying the warrant to purchase shares of our common stock.  Jordan A. Grayson has sole voting and investment control over the securities held by Outpoint Offshore Fund, Ltd.

(28)

Includes 44,170 shares of our common stock and 8,834 shares underlying the warrant to purchase shares of our common stock.  Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd.  Mr. Silverman disclaims beneficial ownership of these shares.

(29)

Includes 17,668 shares of our common stock and 3,533 shares underlying the warrant to purchase shares of our common stock.

(30)

Includes 4,416 shares of our common stock and 883 shares underlying the warrant to purchase shares of our common stock.

(31)

Includes 17,668 shares of our common stock and 3,533 shares underlying the warrant to purchase shares of our common stock.

(32)

Includes 8,834 shares of our common stock and 1,766 shares underlying the warrant to purchase shares of our common stock.  Donna H. Dodson has sole voting and investment control over the securities held by Ultra DTD LLC.

(33)

Includes 10,600 shares of our common stock and 2,120 shares underlying the warrant to purchase shares of our common stock.  Dan A. Boyington has sole voting and investment control over the securities held by Dan A. Boyington 1990 Rev. Trust.

(34)

Includes 4,416 shares of our common stock and 883 shares underlying the warrant to purchase shares of our common stock.

(35)

Includes 4,416 shares of our common stock and 883 shares underlying the warrant to purchase shares of our common stock.  Jack Thompson has sole voting and investment control over the securities held by Jack Thompson IRA.

(36)

Includes 4,416 shares of our common stock and 883 shares underlying the warrant to purchase shares of our common stock.  Robert G. Rader and Judith T. Rader collectively may be deemed to share voting and investment control over the securities held by Robert G. Rader & Judith T. Rader TTEES of the Rader Living Trust dtd. 9-2-97.

(37)

Includes 4,416 shares of our common stock and 883 shares underlying the warrant to purchase shares of our common stock.

(38)

Includes 4,416 shares of our common stock and 883 shares underlying the warrant to purchase shares of our common stock.  Ms. Garrett has sole voting and investment control over the securities held by William H. Garrett Rev. Trust.

(39)

Includes 4,416 shares of our common stock and 883 shares underlying the warrant to purchase shares of our common stock.  Anne Wileman Workman has sole voting and investment control over the securities held by Anne Wileman Workman Trust.

(40)

Includes 8,834 shares of our common stock and 1,766 shares underlying the warrant to purchase shares of our common stock.  Gene F. Boyd has sole voting and investment control over the securities held by Restated Gene F. Boyd Rev. Living Trust DTD 1/20/00.

(41)

Includes 8,834 shares of our common stock and 1,766 shares underlying the warrant to purchase shares of our common stock.  J. David Jensen has sole voting and investment control over the securities held by J. David Jensen, IRA.

(42)

Includes 10,000 shares of our common stock and 2,000 shares underlying the warrant to purchase shares of our common stock.

(43)

Includes 35,336 shares of our common stock and 7,067 shares underlying the warrant to purchase shares of our common stock.

(44)

Includes 70,672 shares of our common stock and 14,134 shares underlying the warrant to purchase shares of our common stock.

(45)

Includes 70,672 shares of our common stock and 14,134 shares underlying the warrant to purchase shares of our common stock.

(46)

Includes 20,000 shares of our common stock and 4,000 shares underlying the warrant to purchase shares of our common stock.

(47)

Includes 106,010 shares of our common stock and 21,202 shares underlying the warrant to purchase shares of our common stock.

(48)

Includes 141,345 shares of our common stock and 28,269 shares underlying the warrant to purchase shares of our common stock.

(49)

Includes 20,000 shares of our common stock and 4,000 shares underlying the warrant to purchase shares of our common stock.

(50)

Includes 10,428 shares of our common stock and 2,085 shares underlying the warrant to purchase shares of our common stock.  James Tie Li is the Managing Director of Columbia China Capital Group, Inc.  Mr. Li has sole voting and investment control over the securities held by Columbia China Capital Group, Inc.

(51)

Includes 18,215 shares of our common stock and 3,643 shares underlying the warrant to purchase shares of our common stock.

(52)

Includes 18,215 shares of our common stock and 3,643 shares underlying the warrant to purchase shares of our common stock.

(53)

Includes 306,506 shares of our common stock and 61,301 shares underlying the warrant to purchase shares of our common stock.

(54)

Includes 35,336 shares of our common stock and 7,067 shares underlying the warrant to purchase shares of our common stock.  Dan Wong has sole voting and investment control over the securities held by Hong Kong Shun Ho Investment Group Limited.

(55)

Includes 123,677 shares of our common stock and 24,735 shares underlying the warrant to purchase shares of our common stock.  Chou Teh-Chien has sole voting and investment control over the securities held by Budworth Investments Ltd.

(56)

Includes 229,686 shares of our common stock and 45,937 shares underlying the warrant to purchase shares of our common stock.  Chou Teh-Chien has sole voting and investment control over the securities held by Harbinger (BVI) Venture Capital Corp.

(57)

Includes 626,397 shares of our common stock owned by Halter Financial Investments, L.P., or HFI, of which Halter Financial Investments GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(58)

Includes 678,596 shares of our common stock owned by Halter Financial Group, L.P., or HFG, of which Halter Financial Group GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC.

(59) Chunhua Xiong is the consultant who provided has been engaged to assist the Company in its efforts to  consummate  a  combination  transaction with a privately held business entity.

(60)

Jim Groh is the President and owner and has voting and investment power over securities held by Heritage Management Consultants, Inc.

(61) Dimitri Cocorinis, the former officer of the Company, are also the partners of C&C and may each be deemed to be a beneficial owner of the shares held of record by C&C. Includes 2,500,000 shares of the Company’s Common Stock to be issued on or about April 17, 2007 to C&C Investment Partnership pursuant to the Settlement and Stock Issuance Agreement. Cocorinis and Cononelos are the partners of C&C and may each be deemed to be a beneficial owner of the shares held of record by C&C.

(62) Terry Cononelos, the former officer of the Company, are also the partners of C&C and may each be deemed to be a beneficial owner of the shares held of record by C&C. Includes 2,500,000 shares of the Company’s Common Stock to be issued on or about April 17, 2007 to C&C Investment Partnership pursuant to the Settlement and Stock Issuance Agreement. Cocorinis and Cononelos are the partners of C&C and may each be deemed to be a beneficial owner of the shares held of record by C&C.

(63)

Represents shares underlying a warrant for the purchase of 342,530 shares of our common stock in the aggregate for services in connection with the private placement.   Ryan Medo has sole voting and investment control over the securities held by Sterne Agee & Leach, Inc.

(64) Represents shares underlying a warrant for the purchase of 146,799 shares of our common stock in the aggregate for services in connection with the private placement.  Civilian Capital, Inc. is owned by Civilian Pictures, Inc. and Peter McDonnell and Barry Poltermann have voting and investment power over securities held by Civilian Pictures, Inc.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders.  We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of February 14, 2008 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of American Lorain Corporation, Beihuan Road, Junan County, Shandong, China 276600.

Name & Address of Beneficial Owner	Office, If Any	Title of Class	Amount & Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Mr. Si Chen	Sole Director and Chief Executive Officer	Common Stock $0.001 par value	14,677,084	58.89%
Mr. Xiandong Zhou	President and Chief Operating Officer	Common Stock $0.001 par value	0	0%
Mr. Jing Thomas Wu	Chief Financial Officer	Common Stock $0.001 par value	0	0%
All officers and directors as a group (3 persons named above)		Common Stock $0.001 par value	14,677,084	58.89%
5% Securities Holder
Mr. Hisashi Akazawa[3]		Common Stock $0.001 par value	16,307,872	65.43%
Halter Financial Investments, L.P.[4]		Common Stock $0.001 par value	626,397	2.51%
Halter Financial Group, L.P.[4]		Common Stock $0.001 par value	678,596	2.72%
Mr. Si Chen[3]		Common Stock $0.001 par value	14,677,084	58.89%
Total Shares Owned by Persons Named above
		Common Stock $0.001 par value	17,612,865	70.67%

* Less than 1%

1Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2A total of 24,923,185 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  The 24,923, 185 shares of common stock does not include 1,887,395 shares issuable upon the exercise of certain warrants held by selling stockholders.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3Mr. Akazawa owns a total of 16,307,872 shares of our common stock and Mr. Chen owns a total of 0 shares of our common stock.  Mr. Akazawa has granted our sole director and Chief Executive Officer, Mr. Chen, the right to purchase a total of 14,677,085 shares of our common stock in accordance with the terms of an option agreement between Mr. Akazawa and Mr. Chen.

4 Halter Financial Investments, L.P. owns 626,397 shares of our common stock and its affiliate Halter Financial Group, L.P. owns 678,596 shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 200,000,000 shares of common stock, par value $0.001 per share.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters.  Our bylaws provide that the persons receiving the greatest number of votes shall be elected as the directors.  Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.  Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Pursuant to a Preferred Stock Purchase Agreement with Halter Financial Investments, L.P., dated April 5, 2007, we paid a special cash dividend in the aggregate amount of $415,000, or $0.18 per share, to holders of common stock outstanding on April 16, 2007.  Other than the special dividend discussed previously, our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.  Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments.  In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.  In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.  To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

We have obtained the written consent of a majority in interest of our stockholders approving an amendment and restatement of our Restated Certificate of Incorporation that, among other things, increases our authorized common stock from 20 million to 200 million shares and effectuates a 1-for-32.84 reverse stock split of our common stock. We filed this amendment with the Delaware Secretary of State on July 17, 2007.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock.  We may issue shares of preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof.  Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both.  Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.

In connection with the Amendment to the Certificate of Incorporation, all shares of our Series A Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock were converted in shares of Common Stock.  We currently have no shares of Preferred Stock outstanding.

Warrants

We have granted a group of accredited investors and the placement agent and its designee three-year warrants to purchase 1,887,395 shares of our Common Stock exercisable at $4.25 per share.

We issued warrants to Sterne Agee & Leach, Inc.’s designee, for the purchase of up to an aggregate of 489,330 shares of our common stock, which warrants are for a term of 3 years from issuance and have an exercise price of $4.25 per share, and include piggyback registration rights to register such shares.

The exercise price of the foregoing warrants was determined based on the offering price of our common stock sold in the private placement transaction completed on May 3, 2007.

Transfer Agent and Registrar

Our independent stock transfer agent is Interwest Transfer Company, Inc.  Their mailing address is 1981 East Holladay Blvd., P.O. Box 17136, Salt Lake City, UT 84117.  Their phone number is (801) 272-9294.

SHARES ELIGIBLE FOR FUTURE SALE

As of February 14, 2008, we had outstanding 24,923,185 shares of common stock.

Shares Covered by this Prospectus

All of the 10,470,831 shares of Common Stock being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of which this prospectus is a part is, and remains, effective.

Rule 144

The resale of shares that are held by our affiliates and the resale of shares that are held by non-affiliates for a period of less than two years are governed by the following requirements of Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which as of February 14, 2008, would equal 249,232 shares; or

•

the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

However, since our shares are quoted on the NASD’s Electronic Bulletin Board, which is not an “automated quotation system,” our stockholders cannot rely on the market-based volume limitation described in the second bullet above.  If in the future our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation.  Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us.  Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares that are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144.  The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

We believe that none of our outstanding shares may currently be sold in reliance on Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

We believe that none of our outstanding shares may currently be sold in reliance on Rule 144.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

short sales;

•

broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•

a combination of any such methods of sale; and

•

any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Any selling stockholders who are affiliated with broker-dealers and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such selling stockholders, broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock.  We have agreed to indemnify the selling stockholders against certain claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder.  If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.  If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Thelen Reid Brown Raysman & Steiner LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of American Lorain included in this prospectus and in the registration statement have been audited by Samuel H. Wong & Co., LLP, Certified Public Accountants, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering.  This prospectus does not contain all of the information set forth in the registration statement.  For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits.  With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN LORAIN CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
FOR NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2007 AND
THE YEAR ENDED DECEMBER 31, 2006, 2005, AND 2004

Content	Page

AMERICAN LORAIN CORPORATION FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007AND DECEMBER 31, 2006
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F2 — F3
Consolidated Statements of Income	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F6 — F15

AMERICAN LORAIN CORPORATION FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006, 2005, AND 2004
Report of Independent Registered Public Accounting Firm	F-18
Consolidated Balance Sheets	F-19 — F20
Consolidated Statements of Income	F-21
Consolidated Statements of Stockholder’s Equity	F-22
Consolidated Statements of Cash Flows	F-23
Notes to Consolidated Financial Statements	F-24 — F-40

AMERICAN LORAIN (FORMERLY "MILLENNIUM QUEST") FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
Statement of Cash Flows-NON Consolidated (Retroactively Restated)	F-41

AMERICAN LORAIN CORPORATION

UNAUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Stated in US dollars)

AMERICAN LORAIN CORPORATION

CONTENTS	PAGES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEETS	F-2 — F-3

CONSOLIDATED STATEMENTS OF INCOME	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6 — F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
American Lorain Corporation

We have reviewed the accompanying consolidated balance sheets of American Lorain Corporation as of September 30, 2007 and December 31, 2006, and the related statements of income, and cash flows for the three-month and nine-month periods ended September 30, 2007 and 2006. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles

South San Francisco, California	Samuel H. Wong & Co., LLP
October 21, 2007	Certified Public Accountants

AMERICAN LORAIN CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Stated in U.S. Dollars)

	Notes	9/30/2007	12/31/2006
ASSETS
Current assets
Cash and cash equivalents		$9,467,255	$2,290,676
Restricted cash	3	3,676,403	2,549,321
Trade accounts receivable	4	21,710,604	11,805,231
Prepayments for raw materials		12,126,023	2,406,160
Income tax prepayment		-	38,375
Other receivables		3,211,193	4,683,630
Inventories	5	11,006,716	12,294,354
Total current assets		$61,198,194	$36,067,747

Other Assets
Property, plant and equipment, net	6	17,065,668	13,517,908
Investment securities		7,050	26,620
Land Use Rights, net	7	2,937,061	2,777,475
Total Non Current Assets		$20,009,779	$16,322,003

TOTAL ASSETS		$81,207,973	$52,389,750

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short term bank loans		$25,544,083	$21,858,467
Current maturities of long term debts		-	5,117
Accounts payable		7,090,210	2,327,620
Notes payable		2,660,424	3,466,581
Customers' deposits		837,974	843,091
Accrued expenses and other payables		3,254,700	2,570,262
Income tax payable		1,577,035	402,216
Total current liabilities		$40,964,426	$31,473,354

Long term bank loans		105,466	1,384,742

Minority interest		3,250,147	2,922,355

TOTAL LIABILITIES		$44,320,039	$35,780,451

See notes to consolidated financial statements and accountant's report

AMERICAN LORAIN CORPORATION

CONSOLIDATED BALANCE SHEETS (Continued)
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Stated in US Dollars)

	Notes	9/30/2007	12/31/2006

STOCKHOLDERS' EQUITY

Common stock, $0.001 par value,
200,000,000 shares authorized;
24,923,178 and 17,932,777 shares issued
and outstanding at September 30, 2007
and December 31, 2006	8	24,923	17,933
Additional Paid-in Capital	8	24,127,536	6,846,620
Statutory reserves		4,463,166	4,439,604
Retained earnings		7,814,126	4,298,947
Accumulated other comprehensive income		458,183	1,006,195

Total Stockholders' Equity		$36,887,934	$16,609,299

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY		$81,207,973	$52,389,750

See notes to consolidated financial statements and accountant's report

AMERICAN LORAIN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(Stated in US Dollars)

		Nine months		Three months
		ended September 30,		ended September 30,
	Note	2007	2006	2007	2006
Revenue
Net revenues		$48,076,119	$27,801,612	$22,834,098	$12,711,287
Cost of revenues		(37,463,120)	(21,399,050)	(18,121,641)	(9,673,719)

Gross profit		10,612,999	6,402,562	4,712,457	3,037,568

Operating expenses
Selling and marketing expenses		(1,247,303)	(977,790)	(824,553)	(353,920)
General and administrative expenses		(1,954,728)	(1,080,497)	(1,134,588)	(405,415)

Operating income		7,410,968	4,345,489	2,753,316	2,278,233

Finance costs, net		(1,608,229)	(1,148,483)	(304,948)	(404,409)
Government grant		392,897	415,230	392,897	415,230
Sundry		-	-	(33,824)	(15,704)
Other income		35,238	16,359	35,238	32,940
Other expenses	9	(1,376,143)	(17,567)	(42,714)	-
Income before taxation		4,854,731	3,609,814	2,799,965	2,306,290
Income tax	10	(972,259)	(436,254)	(356,682)	(166,125)

Net income before minority interests		3,882,472	3,173,560	2,443,283	2,140,165
Minority interests		(206,859)	(251,630)	(51,022)	(255,913)

Net income		$3,675,613	$2,923,144	$2,392,261	$1,884,252

Earnings per share
Basic		$0.1689	$0.1630	$0.0960	$0.1051
Diluted		$0.1646	$0.1630	$0.0934	$0.1051

Weighted average shares
outstanding of common stock
Basic		21,764,553	17,932,778	24,923,179	17,932,778
Diluted		22,325,886	17,932,778	25,626,780	17,932,778

See notes to consolidated financial statements and accountant's report

AMERICAN LORAIN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTHS AND THREE-MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Stated in US Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
Cash Flows from Operating Activities
Net income	$3,675,613	$2,923,144	$2,443,227	$1,884,252
Depreciation	575,091	445,683	230,088	67,167
Amortization	54,028	31,656	30,009	7,637
Investment income	(4,733)	(777)	(4,733)	(777)
Minority interest	206,859	251,630	51,022	255,913
Increase in accounts and other receivables	(8,438,054)	26,526,986	(5,259,363)	31,208,358
(Increase)/decrease in inventories and prepayments	(8,432,225)	(2,113,574)	(6,953,552)	6,075,724
Increase/(decrease) in accounts and other payables	6,533,811	(18,755,152)	12,630,205	(34,767,324)

Net cash (used in)/provided by operating activities	$(5,829,610)	$9,309,596	$3,166,903	$4,730,950

Cash Flows from Investing Activities
Purchase of plant and equipment	(4,122,851)	(2,103,657)	(3,091,552)	6,402,942
Purchase of land use rights	(213,614)	(1,003,039)	(213,614)	527,778
(Increase)/Decrease in restricted cash	(1,127,082)	(6,765,411)	2,860,137	(9,603,478)
Investment in short term securities	62,677	(8,707)	43,010	(25,181)
Construction in Progress	-	-	777,177	500,000

Cash (Used in)/provided by Investing Activities	$(5,400,870)	$(9,880,814)	$375,158	$(2,197,939)

Cash Flows from Financing Activities
Proceeds from bank borrowings	19,765,903	30,244,649	10,888,708	13,606,242
Repayment of bank loans	(18,170,897)	(26,702,681)	(3,524,359)	(7,389,245)
Dividends paid	(136,872)	135,156	(136,872)	135,156
Issuance of common stock	6,990	(8,615,375)	(96,689)	(8,615,375)
Increase in Additional Paid-in capital	16,707,883	-	(3,552,740)	-

Cash (Used in)/provided by Financing Activities	$18,173,007	$(4,938,251)	$3,578,048	$(2,263,222)

Net Increase in Cash & Cash Equivalents for the Period	$6,942,527	$(5,509,469)	$7,120,109	$269,789
Effect of foreign currency translation on Cash & Cash equivalents	234,052	237,157	(184,550)	458,052

Cash & Cash Equivalents at Beginning of Period	2,290,676	7,429,038	2,531,695	1,428,885

Cash & Cash Equivalents at End of Period	$9,467,255	$2,156,725	$9,467,255	$2,156,725

See notes to consolidated financial statements and accountant's report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(Stated in US Dollars)

1.

ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPAL ACTIVITIES

(a)

Organization history of American Lorain Corporation (formerly known as Millennium Quest, Inc.)

American Lorain Corporation (the "Company" or "ALC") is a Delaware corporation incorporated on February 4, 1986. From inception through May 3, 2007, the Company did not engage in any active business operations other than in search and evaluation of potential business opportunity to become an acquiree of a reverse-merger deal.

(b)

Organization History of International Lorain Holding Inc. and its subsidiaries

International Lorain Holding Inc. ("ILH") is a Cayman Islands company incorporated on August 4, 2006 and was until May 3, 2007 wholly-owned by Mr. Hisashi Akazawa. Through restructuring and acquisition in 2006, the Company presently has two direct wholly-owned subsidiaries, Junan Hongrun and Luotian Lorain, and one indirectly wholly-owned subsidiary through Junan Hongrun, which is Beijing Lorain.

In addition, the Company directly and indirectly has 80.2% ownership of Shandong Lorain. The rest of the 19.8%, which is owned by the State under the name of Shandong Economic Development Investment Co. Ltd., is not included as a part of the Group.

(c)

Reverse-Merger

On May 3, 2007, the Company entered into a share exchange agreement with International Lorain Holding Inc. ("ILH") whereby the Company consummated its acquisition of ILH by issuance of 697,663 Series B voting convertible preferred shares to the shareholders of ILH in exchange of 5,099,503 ILH shares. Concurrently on May 3, 2007, the Company also entered into a securities purchase agreement with certain investors and Mr. Hisashi Akazawa and Mr. Si Chen (each a "beneficial owner") whereby the Company issued 319,913 (after reverse-split at 32.84 from 10,508,643) common shares to its shareholders as consideration of the Company's reverse-merger with Lorain. Concurrently on May 3, 2007, the Company issued 299,058.78 Series B voting convertible preferred shares (later converted to 6,990,401 common shares) at a selling price of $2.87 per share to certain private investors.

The share exchange transaction and the private financing transaction are collectively referred to hereafter as the "reverse-merger transaction." The share exchange transaction has been accounted for as a recapitalization of ALC where the Company (the legal acquirer) is considered the accounting acquiree and ILH (the acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of ILH.

Accordingly, the accompanying consolidated financial statements are those of the accounting acquirer, ALC. The historical stockholders’ equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented. See also Note 8 Capitalization.

(d)

Business Activities

The Company develops, manufactures, and sells convenience foods (such as cut fruit and premixed salads), which are known as lightly processed; ready-to-cook (or RTC) meals; ready-to-eat (or RTE) meals and meals ready-to-eat (or MRE); chestnut products; and frozen, canned, and bulk foods, in hundreds of varieties. The Company operates through indirect Chinese subsidiaries. The products are sold in 19 provinces and administrative regions in China and 23 foreign countries. Food products are categorized into three types: (1) chestnut products, (2) convenience food, and (3) frozen, canned, and bulk food.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Method of Accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

(b)

Principles of Consolidation

The consolidated financial statements, which include the Company and its subsidiaries, are compiled in accordance with generally accepted accounting principles in the United States of America. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of those wholly-owned subsidiaries; ownership interest of minority investors are recorded as minority interests.

The Company owned the four subsidiaries since its reverse-merger on May 3, 2007. As of September 30, 2007, the detailed identities of the consolidating subsidiaries are as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Registered capital
Shandong Green Foodstuff Co., Ltd	PRC	80.2	$12,901,823	(RMB 100,860,000)
Luotian Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)
Junan Hongrun Foodstuff Co., Ltd	PRC	100	$2,430,445	(RMB 19,000,000)
Beijing Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)

(c)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

(d)

Economic and political risks

The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(e)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts only in the PRC. The Company does not maintain any bank accounts in the United States of America.

(f)

Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(g)

Inventories

Inventories consisting of finished goods and raw materials are stated at the lower of cost or market value. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead.

(h)

Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Buildings	40 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(i)

Construction in progress

Construction in progress represents direct costs of construction or acquisition and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

(j)

Land Use Rights

Land use rights represent the cost of using land in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the life of the rights. The Company may use the parcel, on which it has built plant and facilities, for 50 years.

(k)

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the reporting periods, there was no impairment loss.

(l)

Investment securities

The Company classifies its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading securities are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the net income. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged as an expense to the statement of income and comprehensive income and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(m)

Customer deposits

Customer deposits were received from customers in connection with orders of products to be delivered in future periods.

(n)

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(o)

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's current component of other comprehensive income is the foreign currency translation adjustment.

(p)

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

(q)

Advertising

All advertising costs are expensed as incurred.

(r)

Shipping and handling

All shipping and handling are expensed as incurred.

(s)

Research and development

All research and development costs are expensed as incurred.

(t)

Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the consolidated statement of income as incurred.

(u)

Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

(v)

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the years.

(w)

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	YTD	Q3	YTD	YTD	Q3
	9/30/2007	9/30/2007	12/31/2006	9/30/2006	9/30/2006
Year end RMB : US$ exchange rate	7.5176	7.5176	7.8175	7.9168	7.9168
Average yearly RMB : US$ exchange rate	7.67576	7.56906	7.98189	8.0183	7.97711

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(x)

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(y)

Recent accounting pronouncements

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company's financial statements and the related financial statement disclosures. SAB No.108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115" (SFAS No. 159), which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The objective of SFAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

The Company does not anticipate that the adoption of the above standards will have a material impact on these consolidated financial statements.

3.

RESTRICTED CASH

Restricted Cash represents interest bearing deposits placed with banks to secure banking facilities in the form of loans and notes payable. The restriction of funds is based on time. The funds that collateralize loans are held for 60 days in savings account that pay interest at the prescribed national daily savings account rate. For funds that underline notes payable, the cash is deposited in six month time deposits that pay interest at the national time deposit rate.

4.

TRADE ACCOUNTS RECEIVABLE

	2007	2006
Trade accounts receivable	$21,946,536	$12,032,110
Less: Allowance for doubtful accounts	(235,932)	(226,881)

	$21,710,604	$11,805,229

The Group offer credit terms of between 90 to 180 days to most of their international distributors and between 30 to 90 days for most of their domestic distributors.

An analysis of the allowance for doubtful accounts for the period ended September 30, 2007 and December 31, 2006 is as follows:

	2007	2006
Balance at beginning of year	$226,881	$-
Arising through acquisition		67,090
Addition of bad debt expense, net	9,051	159,791

Balance at end of year	$235,932	$226,881

5.

INVENTORIES

Inventories at September 30, 2007 and December 31, 2006 consisted of the following:

	2007	2006
Raw materials	$6,685,184	$7,785,927
Finished goods	4,321,532	4,508,427

	$11,006,716	$12,294,354

6.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at September 30, 2007 consist of the following:

At cost	2007	2006
Buildings	$10,252,696	$8,967,534
Machinery and equipment	5,094,465	4,362,645
Office equipment	83,328	213,527
Motor vehicles	531,174	320,932

	$15,961,663	$13,864,638
Less: accumulated depreciation	(2,846,396)	(2,184,172)
Landscaping, plant and tree	2,708,770	1,005,878
Construction in progress	1,241,631	831,564

	$17,065,668	$13,517,908

Construction in progress is mainly comprised of capital expenditures for construction of the Company's new corporate campus, including offices, factories, and staff dormitories.

Landscaping, plant and tree is chestnut trees in the growing bases, which have not been the significant procurement source.

7.

LAND USE RIGHTS, NET

Land Use Rights at September 30, 2007 and December 31, 2006 consists of the following:

	2007	2006
Land use rights, at cost	$3,105,689	$2,886,587
Accumulated amortization	(168,628)	(109,112)

	$2,937,061	$2,777,475

Land use rights represents the long term lease of the parcel of land, that the PRC government owns, on which the Company's corporate campus is being constructed.

Amortization expense, which is calculated by straight-line, for the above land use rights was $59,516 and $23,788 for the period ended September 30, 2007 and December 31, 2006.

8.

CAPITALIZATION

As a result of the reverse-merger on May 3, 2007 involving an exchange of shares and issuance of shares to private investors and other parties involved in the deal, the total number of the Company's common stock shares at 24,923,178 and 17,932,777 issued and outstanding at September 30, 2007 and December 31, 2006 respectively have been restated to recognize the recapitalization as depicted in the following table:

	Number of	Stock	Additional
Name of Shareholder	Shares	Capital	Paid-in capital

Shareholders of International Lorain Holding Inc. (697,663 Series B preferred shares converted to common shares at one for 23.375 split)	$16,307,872	$16,308	$-

Halter Financial Investments LP and Other (100,000 Series A preferred shares converted to common shares:
100,000 x 428.56 =42,856,000 / 32.84) Reversed-split	1,304,992	1,305	-

Original Shareholders of Millennium Quest (Shell) 10,508,643 shares / 32.84 reverse-split adjusted for round-down	319,913	320	-

Original additional paid-in capital from the 4 PRC subsidiaries	-	-	6,846,620

Private Investors (299,055.78 Series B preferred shares converted to common shares at 23.375 = 6,990,401 shares)	6,990,401	6,990	19,318,943
Less: Cost of issue	-	-	(2,043,295)
Cash acquired from Shell (Millennium Quest Inc.) upon reverse-merger on May 3, 2007 credited to APIC	-	-	5,268

	24,923,178	24,923	24,127,536

9.

OTHER EXPENSES

Included in this head of expense was casualty loss on the Company's Beijing production facility, which had a fire due to electricity short-circuit on May 26, 2007. The cost to rebuild the facility and replace equipment incurred during the current quarter amounted to $ 1,243,000 (RMB 9,500,000). Production was restored to normal levels in early August 2007.

10.

INCOME TAXES

All of the Group's income before income taxes and related tax expenses are from PRC sources. In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate is 33%. However, also in accordance with the relevant taxation laws in the PRC, some of the subsidiaries of the Group are eligible for tax exemption. In particular, from the time that a company has its first profitable tax year, the company is exempt from corporate income tax for its first two year and is then entitled to a 50% tax reduction for the succeeding three year.

	2007	2006

Income before tax	$4,854,731	$3,609,814

Tax at the income tax rate	1,602,061	1,191,239

Effect of tax exemption granted	(646,621)	(754,985)

Income tax	$955,440	$436,254

Per Share Effect of Tax Exemption	2007	2006

Effect of tax exemption granted	$646,621	$754,985

Weighted-Average Shares Outstanding	21,764,553	17,932,778

Per share effect	$0.0297	$0.0421

As of September 30, 2007, there existed no deferred tax assets or liabilities for the Group pursuant to the PRC tax law.

Effective January 1, 2008, PRC government implements a new 15% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law of a standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

Based on the background of each constituent of our group, the income tax rates applicable to the four constituents for 2007, 2008 and 2009 are depicted in the following table.

Income Tax Rate	2007	2008	2009
Junan Hongran	15%	12.5%	25%
Luotian Lorain	0%	12.5%	12.5%
Beijing Lorain	0%	0%	12.5%
Shangdong Lorain	30%	25%	25%

AMERICAN LORAIN CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, AND 2004

(Stated in US Dollars)

AMERICAN LORAIN CORPORATION

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To:

The Board of Directors and Stockholders of
American Lorain Corporation

We have audited the accompanying consolidated balance sheets of American Lorain Corporation as of December 31, 2006, 2005, and 2004 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Lorain Corporation as of December 31, 2006, 2005, and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

South San Francisco, California

Samuel H. Wong & Co., LLP

March 1, 2007

Certified Public Accountants

AMERICAN LORAIN CORPORATION

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006, 2005, AND 2004
(Stated in US Dollars)

	Note	2006	2005	2004
ASSETS
Current assets
Cash and cash equivalents		$2,290,676	$7,429,038	$4,752,138
Restricted Cash	3	2,549,321	2,838,067	1,566,638
Trade accounts receivable	4	11,805,231	7,992,923	7,611,531
Prepayments for raw materials		2,406,160	2,807,961	2,365,928
Income tax prepayment		38,375	-	-
Other receivables	5	4,683,630	6,336,056	5,137,149
Inventories	6	12,294,354	15,451,754	14,276,149

Total current assets		$36,067,747	$42,855,799	$35,709,533
Property, plant and equipment, net	7	13,517,908	10,289,333	8,788,758
Investment securities		26,620	16,476	9.654
Land use rights, net	8	2,777,475	1,331,751	1,330,635

TOTAL ASSETS		$52,389,750	$54,493,359	$45,838,580

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short term bank loans	9	$21,858,467	$22,675,029	$18,390,946
Accounts payable		2,327,620	3,275,965	2,515,611
Notes payable	10	3,466,581	3,765,452	1,568,817
Customers’ deposits		843,091	489,676	4,987,320
Accrued expenses and other payables	11	2,570,262	2,765,249	3,859,347
Current maturities of long term debts	12	5,117	-	-
Income tax payable		402,216	305,021	212,451

Total current liabilities		$31,473,354	$33,276,392	$31,534,492
Long term debts	12	1,384,742	-	-
Minority interests	13	2,922,355	2,500,186	-

TOTAL LIABILITIES		$35,780,451	$35,776,578	$31,534,492

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

CONSOLIDATED BALANCE SHEETS (Continued)
AS OF DECEMBER 31, 2006, 2005, AND 2004
(Stated in US Dollars)

	Note	2006	2005	2004

STOCKHOLDERS’ EQUITY
Common Stock, $0.001 par value, 200,000,000 shares authorized; 17,932,777 shares issued and outstanding as of December 31, 2006, 2005 & 2004	14	$17,933	$17,933	$17,933
Additional paid-in-capital		6,846,620	11,820,441	2,938,639
Statutory reserves		4,439,604	2,787,212	2,416,659
Retained earnings		4,298,947	3,593,433	8,874,915
Accumulated other comprehensive Income		1,006,195	497,763	55,942

		$16,609,299	$18,716,781	$14,304,088

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$52,389,750	$54,493,359	$45,838,580

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Stated in US Dollars)

	Note	2006	2005	2004

Net revenues		$49,560,957	$30,195,144	$27,735,833
Cost of revenues		(37,533,260)	(22,250,332)	(21,082,388)

Gross profit		$12,027,697	$7,944,812	$6,653,445

Operating expenses
Selling and marketing expenses		(1,440,941)	(1,089,423)	(1,662,507)
General and administrative expenses		(1,932,729)	(1,197,962)	(1,153,662)

Operating Income		$8,654,027	$5,657,427	$3,837,276

Finance costs, net		(1,834,246)	(1,518,518)	(1,378,459)
Government grant		481,403	319,530	487,015
Other income		89,297	111,735	125,976
Other expenses		(57,284)	(8,002)	(44,285)

Income before taxation		$7,333,197	$4,562,172	$3,027,523
Income tax	15	(1,064,379)	(324,580)	(214,081)

Net income before minority interests		$6,268,818	$4,237,592	$2,813,442
Minority interests		(340,328)	(22,915)	-
Net income		$5,928,490	$4,214,677	$2,813,442

Net income per share, basic and
diluted	$0.3306	$0.2350	$0.1569

Weighted average shares
outstanding of common stock	17,932,777	17,932,777	17,932,777

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Stated in US Dollars)

						Accumulated
	Number		Additional			Other
	of	Common	Paid-in	Statutory	Retained	Comprehensive
	Shares	Stock	Capital	Reserves	Earnings	Income	Total
Balance, January 1, 2004	17,932,777	$2,956,572	$-	$1,616,916	$6,861,216	$-	$11,434,704
Reclassified to additional paid-in
capital		(2,938,639)	2,938,639				-
Net Income					2,813,442		2,813,442
Appropriations to Statutory Reserves				799,743	(799,743)		-
Foreign Currency Translation
Adjustment						55,942	55,942
Balance, December 31, 2004	17,932,777	17,933	2,938,639	2,416,659	8,874,915	55,942	14,304,088

Balance, January 1, 2005	17,932,777	17,933	2,938,639	2,416,659	8,874,915	55,942	14,304,088
Net Income		-			4,214,677		4,214,677
Increase in APIC from the increase in
registered capital in the PRC, net of
minority interest		-	8,881,802				8,881,802
Appropriations to Statutory Reserves		-		370,553	(370,553)		0
Dividends		-			(9,125,607)		(8,683,786)
Foreign Currency Translation
Adjustment		-				441,821	-
Balance, December 31, 2005	17,932,777	17,933	11,820,441	2,787,212	3,593,433	497,763	18,716,781

Balance, January 1, 2006	17,932,777	17,933	11,820,441	2,787,212	3,593,433	497,763	18,716,781
Net Income		-			5,928,490		5,928,490
Consolidation elimination of
investments in subsidiaries against
APIC		-	(4,973,821)				(4,973,821)
Appropriations to Statutory Reserves		-		1,652,393	(1,652,393)		-
Dividends		-			(3,570,583)		(3,570,583)
Foreign Currency Translation
Adjustment		-				508,432	508,431
Balance, December 31, 2006	17,932,777	$17,933	$6,846,620	$4,439,604	$4,298,947	$1,006,195	$16,609,299

	Comprehensive	Comprehensive	Comprehensive
	Income	Income	Income
	2006	2005	2004	Totals
Net Income	5,928,490	4,214,677	2,813,442	12,956,609
Foreign Currency Translation Adjustment	508,431	441,821	55,942	1,006,194
	6,436,921	4,656,498	2,869,384	13,962,803

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Stated in US Dollars)

	2006	2005	2004
Cash flows from operating activities
Net income	$5,928,490	$4,214,677	$2,813,442
Minority interest	340,328	22,914	-
Depreciation	579,736	515,495	326,057
Amortization	48,038	33,468	20,739
Increase in accounts and other receivables	(1,840,469)	(13,270,141)	(21,640,725)
(Increase)/decrease in inventories	3,587,757	(786,133)	(6,259,913)
Increase/(decrease) in accounts and other payables	(673,977)	8,829,105	24,805,067

Net cash (used in)/provided by operating activities	$7,969,903	$(440,613)	$64,667

Cash flows from investing activities
Purchase of plant and equipment	(3,421,639)	(1,791,731)	(3,852,433)
(Increase)/decrease in pledged bank deposits	373,788	(1,210,599)	(311,835)
Payment of leasehold land	(1,421,291)	(6,492)	(479,950)
Investments in securities	(7,857,172)	(6,461)	(9,653)

Net cash used in investing activities	$(12,326,314)	$(3,015,283)	$(4,653,871)

Cash flows from financing activities
Issue of common stock	2,855,765	11,501,969	112,221
Dividend paid	(3,575,032)	(9,125,596)	0
Bank borrowings	24,744,115	22,460,266	15,907,495
Bank repayment	(24,946,473)	(18,903,904)	(11,963,899)

Net cash provided by/(used in) financing activities	$(921,625)	$5,932,735	$4,055,817
Net in cash and cash equivalents (used)/sourced	(5,278,036)	2,476,839	(533,387)
Effect of foreign currency translation on cash
and cash equivalents	139,674	200,061	(4,723)

Cash and cash equivalents–beginning of year	7,429,038	4,752,138	5,290,248

Cash and cash equivalents–end of year	$2,290,676	$7,429,038	$4,752,138

Supplementary cash flow information:
Interest received	$165,648	$122,077	$140,696
Interest paid	1,791,272	1,559,400	1,319,580

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

1.

ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPAL ACTIVITIES

(a)

Organization history of American Lorain Corporation (formerly known as Millennium Quest, Inc.)

American Lorain Corporation (the “Company” or “ALC”) is a Delaware corporation incorporated on February 4, 1986. From inception through May 3, 2007, the Company did not engage in any active business operations other than in search and evaluation of potential business opportunity to become an acquiree of a reverse-merger deal.

(b)

Organization History of International Lorain Holding Inc. and its subsidiaries

International Lorain Holding Inc. (“ILH”) is a Cayman Islands company incorporated on August 4, 2006 and was until May 3, 2007 wholly-owned by Mr. Hisashi Akazawa. Through restructuring and acquisition in 2006, the Company presently has two direct wholly-owned subsidiaries, Junan Hongrun and Luotian Lorain, and one indirectly wholly-owned subsidiary through Junan Hongrun, which is Beijing Lorain.

In addition, the Company directly and indirectly has 80.2% ownership of Shandong Lorain. The rest of the 19.8%, which is owned by the State under the name of Shandong Economic Development Investment Co. Ltd., is not included as a part of the Group.

(c)

Reverse-Merger

On May 3, 2007, the Company entered into a share exchange agreement with International Lorain Holding Inc. (“ILH”) whereby the Company consummated its acquisition of ILH by issuance of 697,663 Series B voting convertible preferred shares to the shareholders of ILH in exchange of 5,099,503 ILH shares. Concurrently on May 3, 2007, the Company also entered into a securities purchase agreement with certain investors and Mr. Hisashi Akazawa and Mr. Si Chen (each a “beneficial owner”) whereby the Company issued 319,913 (after reverse-split at 32.84 from 10,508,643) common shares to its shareholders as consideration of the Company’s reverse-merger with Lorain.

The share exchange transaction is referred to hereafter as the “reverse-merger transaction.” The share exchange transaction has been accounted for as a recapitalization of ALC where the Company (the legal acquirer) is considered the accounting acquiree and ILH (the acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of ILH.

Accordingly, the accompanying consolidated financial statements are those of the accounting acquirer, ILH. The historical stockholders’ equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented. See also Note 14 Capitalization.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

(d)

Business Activities

The Company develops, manufactures, and sells convenience foods (such as cut fruit and premixed salads, which are known as lightly processed; ready-to-cook (or RTC) meals; ready-to-eat (or RTE) meals and meals ready-to-eat (or MRE); chestnut products; and frozen, canned, and bulk foods, in hundreds of varieties. The Company operates through indirect Chinese subsidiaries. The products are sold in 19 provinces and administrative regions in China and 23 foreign countries. Food products are categorized into three types: (1) chestnut products, (2) convenience food, and (3) frozen, canned, and bulk food.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Method of Accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

(b)

Principles of consolidation

The consolidated financial statements which include the Company and its subsidiaries are compiled in accordance with generally accepted accounting principles in the United States of America. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of those wholly-owned subsidiaries; ownership interests of minority investors are recorded as minority interests. As of December 31, 2006, the detailed identities of the consolidating subsidiaries are as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Registered capital
Shandong Green Foodstuff Co., Ltd	PRC	80.2	$12,901,823	(RMB 100,860,000)
Luotian Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)
Junan Hongrun Foodstuff Co., Ltd	PRC	100	$2,430,445	(RMB 19,000,000)
Beijing Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)

(c)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(d)

Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(e)

Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

(f)

Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Buildings	40 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(g)

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting years, there was no impairment loss.

(h)

Construction in progress

Construction in progress represents direct costs of construction or acquisition and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

(i)

Investment securities

The Company classifies its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading securities are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the net income. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged as an expense to the statement of income and comprehensive income and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

As at December 2004, 2005 and 2006, the unrealized gains and loses on these investments are immaterial.

(j)

Inventories

Inventories consisting of finished goods and raw materials are stated at the lower of cost or market value. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(k)

Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(l)

Customer deposits

Customer deposits were received from customers in connection with orders of products to be delivered in future periods.

(m)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts only in the PRC. The Company does not maintain any bank accounts in the United States of America.

(n)

Advertising

All advertising costs are expensed as incurred.

(o)

Shipping and handling

All shipping and handling are expensed as incurred.

(p)

Research and development

All research and development costs are expensed as incurred.

(q)

Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the pro forma consolidated statement of income as incurred.

(r)

Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(s)

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(t)

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.
	2006	2005	2004
Year end RMB : US$ exchange rate	7.81750	8.07340	8.28650
Average yearly RMB : US$ exchange rate	7.98189	8.20329	8.28723

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(u)

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). , No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

(v)

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the years. During the years ended 2004, 2005, and 2006, no dilutive potential ordinary shares were issued.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

The Company computes earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(w)

Segment reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

(x)

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(y)

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company’s current component of other comprehensive income is the foreign currency translation adjustment.

(z)

Recent accounting pronouncements

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No.108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

The management of the Company does not anticipate that the adoption of these three standards will have a material impact on these consolidated financial statements.

3.

RESTRICTED CASH

Restricted Cash represents interest bearing deposits placed with banks to secure banking facilities in the form of loans and notes payable.  The restriction of funds is based on time.  The funds that collateralize loans are held for 60 days in savings account that pay interest at the prescribed national daily savings account rate.  For funds that underline notes payable, the cash is deposited in six month time deposits that pay interest at the national time deposit rate.

4.

TRADE ACCOUNTS RECEIVABLE

	2006	2005	2004
Trade accounts receivable	$12,032,112	$8,057,885	$7,638,880
Less: Allowance for doubtful accounts	(226,881)	(64,962)	(27,349)
	$11,805,231	$7,992,923	$7,611,531

Allowance for Bad Debt:	2006	2005	2004
Beginning Balance	$64,962	$27,349	$25,801
Additions to Allowance	161,919	37,613	1,548
Less: bad debt written off	-	-	-
	$226,881	$64,962	$27,349

The Company offers credit terms of between 90 to 180 days to most of their international distributors and between 30 to 90 days for most of their domestic distributors.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

5.

OTHER RECEIVABLES

Other receivables at December 31st, consisted of the following:

	2006	2005	2004
Advances to suppliers	$175,203	$2,909,092	$272,692
Advances to Employees for job/travel disbursements	2,780,025	-	-
Amount due by a non-related enterprise	1,083,467	-	-
Other non-related receivables	644,935	-	-
Business taxes prepayment	-	29,866	526,010
Purchase disbursement advances	-	3,388,579	4,338,447
Sundry deposits	-	8,519
	$4,683,630	$6,336,056	$5,137,149

Amount due from a director is unsecured, interest free and has no fixed repayment date.

6.

INVENTORIES

Inventories consisted of the following as December 31 :-

	2006	2005	2004
Raw materials	$7,785,927	$5,584,556	$4,703,396
Finished goods	4,508,427	9,867,198	9,572,753
	$12,294,354	$15,451,754	$14,276,149

7.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, consisted of the following:

	2006	2005	2004
At cost:
Buildings	$8,967,534	$7,204,365	$5,129,078
Landscaping, plant, and tree	1,005,878	216,513	20,853
Machinery and equipment	4,362,645	3,939,192	3,439,422
Office equipment	213,527	70,883	159,543
Motor vehicles	320,932	380,767	240,313
	$14,870,516	$11,811,720	$8,989,209

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

Less: accumulated depreciation
Buildings	(508,358)	(322,632)	(166,357)
Machinery and equipment	(1,435,020)	(1,033,940)	(683,906)
Office equipment	(116,625)	(18,936)	(8,690)
Motor vehicles	(124,170)	(146,879)	(97,096)

	(2,184,173)	(1,522,387)	(956,049)

Construction in Progress	831,565	-	755,598

	$13,517,908	$10,289,333	$8,788,758

Construction in progress mainly comprises capital expenditures for construction of the Company’s new corporate campus, including offices, factories and staff dormitories. Capital commitments for the construction are immaterial for the three years above.

Landscaping, plant and tree is chestnut trees investment in the development of agricultural operations, which have not been the significant source of the raw materials needed for the Company’s operations to date.

8.

LEASEHOLD LAND, NET

Land use rights at June 30, 2007 and December 31st consisted of the following: -

	2006	2005	2004
Land use rights, at cost	$2,886,587	$1,388,065	$1,352,368
Less: Accumulated amortization	(109,112)	(56,314)	(21,733)

	$2,777,475	$1,331,751	$1,330,635

Land use rights represent the prepaid land use right. The PRC government owns the land on which the Company’s corporate campus is being constructed.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

9.

SHORT-TERM DEBTS

Short-term debts are as follows:

	2006	2005	2004
Loans from Junan County Construction Bank,
interest rate at 6.264% per annum
Due between 1/10/2007 and 9/7/2007	$3,652,576
Due between 1/16/2006 and 4/22/2006		$7,053,765
Due between 1/12/2005 and 12/31/2005			$5,917,082

Loan from Junan County Agriculture Bank,
rate at 7.65% to 10.404% per annum
Due between 1/10/2007 and 12/5/2007	6,269,636
Due between 1/3/2006 and 12/12/2006		6,160,848
Due between 1/13/2005 and 11/12/2005			3,922,820
Loan from Junan County Industrial and
Bank, interest rate at 3.5% to 6.12% per
Due between 1/11/2007 and 12/10/2007	4,699,925
Due between 2/23/2006 and 12/19/2006		3,987,565
Due between 1/12/2005 and 9/22/2005			3,440,983

Loan from Junan County Agricultural Financial
Institution, interest rate at 9.765% per annum
Due between 1/13/2007 and 5/22/2007	181,644
		505,923
Due between 1/22/2005 and 5/14/2005			439,814

Loan from Linyi Commercial Bank, interest
at 9.765% to 10.4715% per annum
Due between 1/9/2007 and 11/29/2007	1,688,520
Due between 1/9/2006 and 4/21/2006		1,374,885
Due between 2/28/2005 and 4/26/2005			1,411,935

Loan from Junan Agricultural Development
interest rate at rates at 5.3625% to 6.435% per
Annum
Due between 7/19/2007 and 9/4/2007	1,279,182

Loan from Beijing Miyun County Shilipu Rural
Financial Institution, interest rates at 7.56% to
9.18% per annum
Due between 3/30/2007 and 5/27/2007	2,539,174
Due between 3/30/2006 and 5/30/2006		2,477,271
Due between 3/30/2006 and 5/30/2005			2,051,530
Loan from China Agricultural Bank, Miyun
interest rate at 7.02% per annum
Due 7/18/2007	575,632

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

Loan from China Agricultural Bank, Luotian
Branch interest rates at 7.605% to 7.95% per
Due 6/30/2007 and 9/5/2007	972,178
Due 9/5/2006		1,114,772
Due 9/5/2005			1,206,782

	$21,858,467	$22,675,029	$18,390,946

The loans, which are denominated in the functional currency Renminbi (RMB), were primarily obtained for general working capital.

10.

NOTES PAYABLE

Notes payable at December 31st, consisted of the following:

	2006	2005	2004

Notes to Industrial and Commercial
Bank, bank commission charge at
3.744%, due June 1, 2007	$3,274,704

Notes to Linyi Commercial Bank,
bank commission charge at 2.85%,
due May 20, 2007	191,877

Notes to Junan County Agriculture Bank,
bank commission charge at 0.05%,
due 3/29/2006		$1,238,636

Notes to Junan County Agriculture Bank,
bank commission charge at 0.05%,
due between 4/30/06 and 5/26/05
due 3/25/05		990,908	$724,069

Loan from Junan County Agricultural Financial
Institution, bank charge commission charge
at 0.05%, due between 4/5/06 and 5/26/05			844,748

Loan from Junan County Agricultural Financial
Institution, bank charge commission charge
at 0.05%, due 11/25/06		297,273

Notes to Junan County Agriculture Bank, bank
commission charge at 0.05%, due between
3/22/06 and 3/30/06		1,238,635

	$3,466,581	$3,765,452	$1,568,817

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

11.

ACCRUED EXPENSES AND OTHER PAYABLE

Accrued expenses and other payables at December 31st consisted of the following:

	2006	2005	2004
Accrued salaries and wages	$346,738	$117,082	$284,967
Accrued utility expenses	114,856	218,103	172,260
Accrued interest expenses	11,178	304,232	204,183
Accrued transportation expenses	100,089	6,504	399,564
Other accruals	90,000	61,278	30,001
Business and other taxes	734,492	402,451	1
Purchases disbursements payables	1,100,559	1,603,273	2,728,232
Interest Payable	-	23,455	18,951
Accrued staff welfare	72,350	28,871	21,188

	$2,570,262	$2,765,249	$3,859,347

12.

LONG-TERM DEBTS

Long-term debts are as follow:
	2006	2005	2004
Loan from Bank of China, Junan Branch
interest rates at 0.67% per annum
Due 5/19/2009	$14,738
Loan from International Trust & Investment Co.,
interest rates at 0.67% per annum
Due 6/13/2008	1,279,181
Loan from Agricultural Development
Luotian Government, interest rates at 0.67% per annum
Due 12/11/2010	95,939
	1,389,858
Less: Current maturities of long-term debts	(5,117)

	$1,384,741

Interest expenses for the loans were $39,500 for the period from August 4, 2006 (date of incorporation) to December 31, 2006.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

13.

MINORITY INTERESTS

This represents the 19.8% equity of Shangdong Lorain held by a state-owned interest, Shandong Economic Development Investment Corporation.

14.

CAPITALIZATION

As a result of the reverse-merger on May 3, 2007 involving an exchange of shares, the total number of 17,932,777 shares of the Company’s common stock issued and outstanding has been retroactively restated to recognize the recapitalization at December 31, 2006, 2005 and 2004 as depicted in the following table:

Name of Shareholder	Number of Share	Common Stock Capital	Additional Paid-in Capital

Shareholders of International Lorain Holding
Inc. (697,663 Series B preferred shares
converted to common shares at one for 23.375
Split	$16,307,872	$16,308	$-

Halter Financial Investments LP and other
(100,000 Series A preferred shares converted
to common shares:
100,000 x 428.56 = 42,856,000 / 32.84)
Reversed-split	1,304,992	1,305	-

Original Shareholders of Millenium Quest Inc.
(Shell) 10,508,643 shares / 32.84
reverse-split adjusted for round-down	319,913	320	-

Original additional paid-in capital from the
4 PRC subsidiaries	-	-	6,846,620

	17,932,777	17,933	7,050,117

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

15.

INCOME TAXES

All of the Group’s income before income taxes and related tax expenses are from PRC sources. In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate is 33%. However, also in accordance with the relevant taxation laws in the PRC, some of the subsidiaries of the Group are eligible for tax exemption. In particular, from the time that a company has its first profitable tax year, the company is exempt from corporate income tax for its first two year and is then entitled to a 50% tax reduction for the succeeding three year. Actual income tax expenses reported in the consolidated statements of income and comprehensive income differ from the amounts computed by applying the PRC statutory income tax rate of 33% to income before income tax for the period from August 4, 2006 (date of incorporation) to December 31, 2006 for the following reasons:

	2006	2005	2004
Income before tax	$7,404,057	$4,562,172	$3,027,523

Tax at the income tax rate	2,443,339	1,505,517	999 ,083
Effect of tax exemption granted	(1,378,960)	(1,180,937)	(785,002)

Income tax	$1,064,379	$324,580	$214,081

Per Share Effect of Tax Exemption
	2006	2005	2004

Effect of tax exemption granted	1,378,960	1,180,937	785,002

Weighted-Average Shares Outstanding	17,932,777	17,932,777	17,932,777

Per share effect	0.0769	0.0659	0.0438

Effective January 1, 2008, PRC government implements a new 15% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as “two-year exemption followed by three-year half exemption” hitherto enjoyed by tax payers. As a result of the new tax law of a standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

Based on the background of each constituent of our group, the income tax rates applicable to the four constituents for 2007, 2008 and 2009 are depicted in the following table.

Income Tax Rate	2007	2008	2009
Junan Hongran	15%	12.5%	25%
Luotian Lorain	0%	12.5%	12.5%
Beijing Lorain	0%	0%	12.5%
Shangdong Lorain	30%	25%	25%

16.

SALES BY PRODUCT TYPE

Sales by categories of product at December 31, as follow:

	2006	2005	2004

Chestnut	$29,725,421	$20,055,697	$20,496,721
Meat	3,830,986	475,703	859,567
Vegetable	14,787,914	8,136,133	5,246,614
Others	1,216,636	1,527,611	1,132,931

	$49,560,957	$30,195,144	$27,735,833

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

Revenue by geography at December 31, as follow:

	2006	2005	2004

China	$23,423,978	$14,831,818	$11,331,290
Belgium	1,682,906	1,042,364	368,378
Germany	246,030	-	-
Korea	2,409,855	358,494	458,227
Kuwait	3,930,546	112,849	524,281
Canada	366,581	965,566	150,707
Japan	13,791,034	11,360,356	12,439,039
Julia	1,425,203	282,621	710,752
Singapore	246,388	86,779	-
SD	415,426	335,410	565,358
America	-	-	158,937
Hong Kong	-	-	120,940
Israel	-	-	642.978
Other	1,623,010	818,887	264,946

	$49,560,957	$30,195,144	$27,735,833

Millennium Quest, Inc.
(a development stage company)
Statements of Cash Flows
Period from January 1, 2007 through May 3, 2007, Period from April 1, 2007 through May 3, 2007, and
Period from May 4, 1994 (date of reentry to development stage) through May 3, 2007

(Unaudited)

			Period from
			May 4, 1994
	Period from	Period from	(date of reentry)
	January 1, 2007	April 1, 2007	to development
	through	through	stage) through
	May 3, 2007	May 3, 2007	May 3, 2007
Cash Flows from Operating Activities
Net loss for the period	$(39,023)	$(35,348)	$(140,930)
Adjustments to reconcile net loss to
net cash provided by operating activities
Non-cash expenses	-	-	13,000
Increase (Decrease) in
Accounts payable	(15,568)	(13,424)	-
Accrued interest payable to affiliate	(1,346)	(1,722)	-
Net cash used in operating activities	(55,937)	(50,494)	(127,930)

Cash Flows from Investing Activities	-	-	-

Cash Flows from Financing Activities
Cash received on notes payable to affiliates	5,000	-	32,000
Cash paid on notes payable to affiliates	(7,000)	(7,000)	(7,000)
Cash contributed to support operations	20,341	20,341	20,341
Cash received from sale of preferred stock	455,000	455,000	455,000
Cash paid for common stock dividends	(413,202)	(413,202)	(413,202)

Net cash provided by financing activities	60,139	55,139	87,139

Increase (Decrease) in Cash	4,202	4,645	(40,791)

Cash at beginning of period	1,066	623	46,059

Cash at end of period	$5,268	$5,268	$5,268

Supplemental Disclosure of Interest and Income Taxes Paid
Interest paid for the period	$1,900	$-	$1,900
Income taxes paid for the period	$-	$-	$-

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Issuance of common stock in payment of
note payable to affiliate	$25,000	$-	$25,000
Issuance of common stock for payment of
prepaid consulting contracts	$57,470	$-	$57,470

 10,470,831 shares of common stock

PROSPECTUS

February 20, 2008

----------------------------------------------

Until 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered.  All amounts, other than the SEC registration fee, are estimates.  We will pay all these expenses.

Amount to be
Paid
SEC Registration Fee	$1,466.32
Printing Fees and Expenses	1,100
Legal Fees and Expenses	75,000
Accounting Fees and Expenses	17,500
Blue Sky Fees and Expenses	10,000
Transfer Agent and Registrar Fees	3,000
Total	$108,066.32

Item 14.  Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties.  This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.  In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted.  We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

 Item 15.  Recent Sales of Unregistered Securities

On April 5, 2007, we issued 100,000 shares of Series A Voting Convertible Preferred Stock to Halter Financial Investments, L.P. for a consideration of $415,000.  Each share of Series A Voting Convertible Preferred Stock was entitled to 428.56 votes and can be converted into 428.56 shares of our common stock.  The foregoing transfers were made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On May 3, 2007, we issued 697,633 shares of our Series B Voting Convertible Preferred Stock to stockholders of Lorain Holding.  The total consideration for these shares of our Series B Voting Convertible Preferred Stock is 5,099,503 shares of common stock of Lorain Holding, which is all the issued and outstanding capital stock of Lorain Holding.  We did not receive any cash consideration in connection with the share exchange.  The number of our shares issued to the stockholders of Lorain Holding was determined based on an arms-length negotiation.  The issuance of our shares to these individuals was made in reliance upon exemptions from the registration requirements of the Securities Act pursuant to Regulation S thereunder.

On May 3, 2007, we also completed a private placement pursuant to which we issued and sold to certain accredited investors 604,674 shares of our Series B Voting Convertible Preferred Stock for approximately $19.8 million pursuant to a Securities Purchase Agreement dated May 3, 2007.  The issuance of our shares to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act.  These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment.  Management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth.  In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are included as part of this Form S-1.

Exhibit No.	Description

2.1	Share Exchange Agreement, dated May 3, among the registrant, International Lorain Holding, Inc. and its stockholders. Incorporated by reference to Exhibit 2.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

3.1	Restated Certificate of Incorporation of the registrant as filed with the Secretary of State of Delaware. Incorporated by reference to Exhibit 3.1 to the registrant’s current on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

3.2	Bylaws of the registrant, adopted on March 31, 2000. Incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form 10SB12G filed October 19, 2001, in commission file 0-31619.

4.1	Certificate of Designation of Series A Voting Convertible Preferred Stock of the registrant as filed with the Secretary of State of Delaware on April 9, 2007. Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.2	Certificate of Designation of Series B Voting Convertible Preferred Stock of registrant as filed with the Secretary of State of Delaware on April 30, 2007. Incorporated by reference to Exhibit 4.2 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

Exhibit No.	Description

4.3	Option Agreement, dated May 3, 2007, between Mr. Hisashi Akazawa and Mr. Si Chen. Incorporated by reference to Exhibit 4.3 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.4	Form of Registration Rights Agreement, dated May 3, 2007. Incorporated by reference to Exhibit to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.5	Form of Common Stock Purchase Warrants issued to investors, dated May 3, 2007. Incorporated by reference to Exhibit 4.5 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.6	Form of Common Stock Purchase Warrants issued to Sterne Agee & Leach, Inc. and its designee, dated May 3, 2007. Incorporated by reference to Exhibit 4.5 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

5.1	Opinion of Lewis, Hansen, Waldo & Pleshe, LLC, dated February 19, 2008, as to the legality of the shares held by Dimitri Cocorinis and Terry Cononelos.

5.2	Opinion of Thelen Reid Brown Raysman & Steiner LLP, dated February 19, 2008, as to the legality of the shares other than those held by Dimitri Cocorinis and Terry Cononelos.

10.1	Form of the Securities Purchase Agreement, dated May 3, 2007, by and among the registrant and the investors named therein, and joined by Mr. Akazawa and Mr. Chen as to certain sections. Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.2	Make Good Escrow Agreement, dated May 3, 2007, by and among the registrant, Sterne Agee & Leach, Inc., Mr. Hisashi Akazawa, Mr. Si Chen and Securities Transfer Corporation. Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.3	Closing Escrow Agreement, dated May 3, 2007, by and among the registrant, Sterne Agee & Leach, Inc. and Thelen Reid Brown Raysman & Steiner LLP. Incorporated by reference to Exhibit 10.3 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.4	Cancellation and Escrow Agreement, dated May 3, 2007, by and among the registrant, Halter Financial Investments, L.P., Halter Financial Group, L.P. and Security Transfer Corporation. Incorporated by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.5	Employment Agreement, dated March 2, 2005, by and between Shandong Green Foodstuff CO., LTD and Si Chen. Incorporated by reference to Exhibit 10.5 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

Exhibit No.	Description

10.6	Employment Agreement, dated July 2, 2002, by and between Shandong Green Foodstuff CO., LTD and Xiandong Zhou. Incorporated by reference to Exhibit 10.6 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.7	Employment Agreement, dated December 7 2004, by and between Shandong Green Foodstuff CO., LTD and Huanxiang Sheng. Incorporated by reference to Exhibit 10.7 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.8	Employment Agreement, dated November 20, 2007, by and between Shandong Green Foodstuff CO., LTD and Jing Thomas Wu. Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on November 21, 2007 in commission file number 0-31619.

10.9	Cooperation Agreement, dated May 18, 2006, by and between Beijing Green Foodstuff Co., Ltd. and the Chestnut Cooperation of Zhenzhai Village, Gaoling town, Miyun County. Incorporated by reference to Exhibit 10.8 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.10	Equity Transfer Agreement, dated August 15, 2006, by and between International Lorain Co., Ltd and International Lorain Holding, Inc. Incorporated by reference to Exhibit 10.9 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.11	Credit Facility Agreement, dated September 28, 2006, by and between Beijing Green Foodstuff Co., Ltd. and the Shilibao Branch of Beijing Rural Commercial Bank Co., Ltd. Incorporated by reference to Exhibit 10.10 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.12	Sales contract, dated May 13, 2006, by and between Shandong Green Foodstuff Co., Ltd. and the Shandong Lu An Import & Export Co., Ltd. Incorporated by reference to Exhibit 10.11 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.13	Sales contract, dated September 5, 2006, by and between Shandong Green Foodstuff Co., Ltd. and the Shinsei Foods Co., Ltd. Incorporated by reference to Exhibit 10.12 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.14	Sales Contract, dated September 10, 2006, by and between Junan Hongrun Foodstuff Co., Ltd. and the Shinsei Foods Co., Ltd. Incorporated by reference to Exhibit 10.13 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.15	Financial Advisory Agreement, dated February 14, 2007, by and between HFG International, Limited and Shandong Green Foodstuff Co., Ltd. Incorporated by reference to Exhibit 10.14 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.16	Consulting Agreement, dated March 8, 2007, by and between Heritage Management Consultants, Inc. and International Lorain Holding, Inc. Incorporated by reference to Exhibit 10.15 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

Exhibit No.	Description

14	Business Ethics Policy and Code of Conduct, adopted on April 30, 2007. Incorporated by reference to Exhibit 14 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

15	Acknowledgement letter of Samuel H. Wong & Co., LLP, an independent registered public accounting firm.

21	List of subsidiaries of the registrant. Incorporated by reference to Exhibit 21 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

23.1	Consent of Lewis, Hansen, Waldo & Pleshe, LLC, included in Exhibit 5.1. Incorporated by reference to Exhibit 23.1 to the registrant’s current report on Form S-1 filed on October 26, 2007 in commission file number 0-31619.

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in Exhibit 5.2. Incorporated by reference to Exhibit 23.2 to the registrant’s current report on Form S-1 filed on October 26, 2007 in commission file number 0-31619.

23.3	Consent of Samuel H. Wong & Co., LLP, an independent registered public accounting firm.

24	Power of Attorney (included on the signature page of this registration statement).

99.1	Press Release, dated May 3, 2007. Incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

99.2	Press Release, dated November 20, 2007. Incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

Item 17.  Undertakings

The undersigned registrant hereby undertakes to:

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a)

Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(c)

Include any additional or changed material information on the plan of distribution.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shandong, on the 20th day of February, 2008.

AMERICAN LORAIN CORPORATION
By:	/s/ Si Chen
Si Chen Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.  Each person whose signature appears below constitutes and appoints Si Chen and Xiandong Zhou, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title
/s/ Si Chen Mr. Si Chen Date: February 20, 2008	Sole Director and Chief Executive Officer (Principal Executive Officer)

/s/ Xiandong Zhou Mr. Xiandong Zhou Date: February 20, 2008	President and Chief Operating Officer

/s/ Jing Thomas Wu Mr. Jing Thomas Wu Date: February 20, 2008	Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

2.1	Share Exchange Agreement, dated May 3, among the registrant, International Lorain Holding, Inc. and its stockholders. Incorporated by reference to Exhibit 2.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

3.1	Restated Certificate of Incorporation of the registrant as filed with the Secretary of State of Delaware. Incorporated by reference to Exhibit 3.1 to the registrant’s current on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

3.2	Bylaws of the registrant, adopted on March 31, 2000. Incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form 10SB12G filed October 19, 2001, in commission file 0-31619.

4.1	Certificate of Designation of Series A Voting Convertible Preferred Stock of the registrant as filed with the Secretary of State of Delaware on April 9, 2007. Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.2	Certificate of Designation of Series B Voting Convertible Preferred Stock of registrant as filed with the Secretary of State of Delaware on April 30, 2007. Incorporated by reference to Exhibit 4.2 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.3	Option Agreement, dated May 3, 2007, between Mr. Hisashi Akazawa and Mr. Si Chen. Incorporated by reference to Exhibit 4.3 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.4	Form of Registration Rights Agreement, dated May 3, 2007. Incorporated by reference to Exhibit to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.5	Form of Common Stock Purchase Warrants issued to investors, dated May 3, 2007. Incorporated by reference to Exhibit 4.5 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

4.6	Form of Common Stock Purchase Warrants issued to Sterne Agee & Leach, Inc. and its designee, dated May 3, 2007. Incorporated by reference to Exhibit 4.5 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

5.1	Opinion of Lewis, Hansen, Waldo & Pleshe, LLC, dated February 19, 2008, as to the legality of the shares held by Dimitri Cocorinis and Terry Cononelos.

5.2	Opinion of Thelen Reid Brown Raysman & Steiner LLP, dated February 19, 2008, as to the legality of the shares other than those held by Dimitri Cocorinis and Terry Cononelos.

10.1	Form of the Securities Purchase Agreement, dated May 3, 2007, by and among the registrant and the investors named therein, and joined by Mr. Akazawa and Mr. Chen as to certain sections. Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.2	Make Good Escrow Agreement, dated May 3, 2007, by and among the registrant, Sterne Agee & Leach, Inc., Mr. Hisashi Akazawa, Mr. Si Chen and Securities Transfer Corporation. Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.3	Closing Escrow Agreement, dated May 3, 2007, by and among the registrant, Sterne Agee & Leach, Inc. and Thelen Reid Brown Raysman & Steiner LLP. Incorporated by reference to Exhibit 10.3 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.4	Cancellation and Escrow Agreement, dated May 3, 2007, by and among the registrant, Halter Financial Investments, L.P., Halter Financial Group, L.P. and Security Transfer Corporation. Incorporated by reference to Exhibit 10.4 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.5	Employment Agreement, dated March 2, 2005, by and between Shandong Green Foodstuff CO., LTD and Si Chen. Incorporated by reference to Exhibit 10.5 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

Exhibit No.	Description

10.6	Employment Agreement, dated July 2, 2002, by and between Shandong Green Foodstuff CO., LTD and Xiandong Zhou. Incorporated by reference to Exhibit 10.6 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.7	Employment Agreement, dated December 7 2004, by and between Shandong Green Foodstuff CO., LTD and Huanxiang Sheng. Incorporated by reference to Exhibit 10.7 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.8	Employment Agreement, dated November 20, 2007, by and between Shandong Green Foodstuff CO., LTD and Jing Thomas Wu. Incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed on November 21, 2007 in commission file number 0-31619.

10.9	Cooperation Agreement, dated May 18, 2006, by and between Beijing Green Foodstuff Co., Ltd. and the Chestnut Cooperation of Zhenzhai Village, Gaoling town, Miyun County. Incorporated by reference to Exhibit 10.8 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.10	Equity Transfer Agreement, dated August 15, 2006, by and between International Lorain Co., Ltd and International Lorain Holding, Inc. Incorporated by reference to Exhibit 10.9 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.11	Credit Facility Agreement, dated September 28, 2006, by and between Beijing Green Foodstuff Co., Ltd. and the Shilibao Branch of Beijing Rural Commercial Bank Co., Ltd. Incorporated by reference to Exhibit 10.10 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.12	Sales contract, dated May 13, 2006, by and between Shandong Green Foodstuff Co., Ltd. and the Shandong Lu An Import & Export Co., Ltd. Incorporated by reference to Exhibit 10.11 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.13	Sales contract, dated September 5, 2006, by and between Shandong Green Foodstuff Co., Ltd. and the Shinsei Foods Co., Ltd. Incorporated by reference to Exhibit 10.12 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.14	Sales Contract, dated September 10, 2006, by and between Junan Hongrun Foodstuff Co., Ltd. and the Shinsei Foods Co., Ltd. Incorporated by reference to Exhibit 10.13 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.15	Financial Advisory Agreement, dated February 14, 2007, by and between HFG International, Limited and Shandong Green Foodstuff Co., Ltd. Incorporated by reference to Exhibit 10.14 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

10.16	Consulting Agreement, dated March 8, 2007, by and between Heritage Management Consultants, Inc. and International Lorain Holding, Inc. Incorporated by reference to Exhibit 10.15 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

Exhibit No.	Description

14	Business Ethics Policy and Code of Conduct, adopted on April 30, 2007. Incorporated by reference to Exhibit 14 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

15	Acknowledgement letter of Samuel H. Wong & Co., LLP, an independent registered public accounting firm.

21	List of subsidiaries of the registrant. Incorporated by reference to Exhibit 21 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

23.1	Consent of Lewis, Hansen, Waldo & Pleshe, LLC, included in Exhibit 5.1. Incorporated by reference to Exhibit 23.1 to the registrant’s current report on Form S-1 filed on October 26, 2007 in commission file number 0-31619.

23.2	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in Exhibit 5.2. Incorporated by reference to Exhibit 23.2 to the registrant’s current report on Form S-1 filed on October 26, 2007 in commission file number 0-31619.

23.3	Consent of Samuel H. Wong & Co., LLP, an independent registered public accounting firm.

24	Power of Attorney (included on the signature page of this registration statement).

99.1	Press Release, dated May 3, 2007. Incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.

99.2	Press Release, dated November 20, 2007. Incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 8-K filed on May 9, 2007 in commission file number 0-31619.